2011 ANNUAL REPORT

Mellanox®
TECHNOLOGIES

TO OUR SHAREHOLDERS:

2011 was a solid growth year for the company with strong business trends, revenues and significant product releases into the market. We grew revenues year-over-year to $259.3 million, up 67.6 percent from $154.6 million in 2010, and our non-GAAP net income was $45.6 million, compared to $36.7 million in 2010, a 24.3 percent increase. We ended the year with more than $238.1 million in cash and investments. We are seeing growth in the adoption of our Ethernet and InfiniBand interconnect products in the Big Data, Web 2.0 and cloud markets, and expect this adoption to continue in 2012 and 2013. In addition, multiple design wins that started in 2010 and 2011 will be in production in 2012 and 2013. As a result, we expect continued growth in the coming years.

Our Ethernet product-based revenue and overall worldwide market share has increased. Analysts are predicting significant movement towards 10GbE in 2012 and Mellanox's solutions provide end-users with better application performance, lower power consumption, lower cost and higher density vs. offerings currently available from other Ethernet vendors. To meet the increasing market demand, we expanded our 10GbE offering to our worldwide network of channel and distribution partners. We have started shipping 40Gb Ethernet solutions to the market and see demand from our OEM and end-user customers and partners.

Our new FDR 56Gb/s InfiniBand products are the fastest InfiniBand products on the market today. These products are ramping nicely and we expect to see additional growth in 2012. Our end-to-end FDR 56Gb/s InfiniBand and 40GbE interconnect solutions lead the industry with unprecedented bandwidth and latency performance. They are the industry's leading solutions that best match the performance potential of PCI Express 3.0-based server and storage systems. Primed for Intel's recently Romley launch, these products deliver greater performance for end-user application workloads in high-performance computing, financial services, database, Web 2.0, virtualized data centers and cloud computing centers worldwide.

Our goal is to become the de-facto choice for the future data center, delivering the industry's best and most comprehensive end-to-end InfiniBand and Ethernet interconnect solutions with complete adapter, switch, cable, and software products that optimize the performance, efficiency and utilization of compute and storage resources.

The challenges in the enterprise data centers are building compute and storage clouds and addressing the Big Data opportunity. We believe that the interconnect is the means to address these challenges, and we further believe that our technology-leading solutions provide us with a sustainable competitive advantage that will lead to increased market share for both our Ethernet and InfiniBand products in the coming quarters and years.

On behalf of the Mellanox Technologies' team, I would like to thank our shareholders, customers, employees, partners and suppliers for helping make 2011 a successful year. We appreciate your support, and look forward to continued success in 2012.

E. Waldman

Eyal Waldman
Chairman, President, and Chief Executive Officer

Mellanox® TECHNOLOGIES

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2012

To our Shareholders:

You are cordially invited to attend our 2012 annual general meeting of shareholders, which will be held at the offices of Mellanox Technologies, Ltd., located at Beit Mellanox, Yokneam, Israel 20692, on Monday, May 14, 2012 at 5:00 p.m. local Israeli time (10:00 a.m. Eastern Daylight Time). Shareholders may also participate in the meeting via a live webcast on the investor relations section of the Mellanox website at www.mellanox.com. Please access the website 15 minutes prior to the start of the meeting to download and install any necessary audio software. You may also participate in the meeting via teleconference by dialing the toll-free U.S. telephone number (877) 831-3840, the international telephone number (253) 237-1184 or the toll-free Israeli telephone number 1-809-245-917 at least 15 minutes prior to the start of the meeting and referencing the conference ID number 60212130.

We are holding the annual general meeting for the following purposes:

1. To elect directors to hold office until our 2013 annual general meeting of shareholders, or until their respective successors have been elected and have qualified, or until their earlier resignation or removal;
2. To approve (i) an increase in the annual base salary of Eyal Waldman from $410,000 to $465,000 effective April 1, 2012, (ii) the contributions to Israeli severance, pension and education funds of up to an aggregate of 21% of Mr. Waldman's base salary from time to time and the payment of employer-matching sums for U.S. and California employee benefits paid on behalf of Mr. Waldman and related to his U.S. base salary and (iii) a cash bonus to be paid to Mr. Waldman in the amount of $200,000 for services rendered for the fiscal year ended December 31, 2011;
3. To approve the grant to Mr. Waldman of 84,000 restricted stock units;
4. To conduct an advisory vote to approve the compensation of our named executive officers;
5. To approve our Amended and Restated 2006 Employee Share Purchase Plan;
6. To appoint PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012 and to authorize our audit committee to determine our accounting firm's fiscal 2012 remuneration in accordance with the volume and nature of their services; and
7. To receive management's report on our business for the year ended December 31, 2011 and to transact any other business as may properly come before the meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, or any adjournment or postponement of the meeting.

These items of business to be transacted at the meeting are more fully described in the proxy statement, which is part of this notice.

The meeting will begin promptly at 5:00 p.m. local Israeli time (10:00 a.m. Eastern Daylight Time) and check-in will begin at 4:00 p.m. local Israeli time. Only holders of record of ordinary shares at the close of business on April 16, 2012, the record date, are entitled to notice of, to attend and to vote at the meeting and any adjournments or postponements of the meeting.

All shareholders are cordially invited to attend the meeting in person. Even if you plan to attend the meeting, please complete, sign and date the enclosed proxy card and return it promptly in the postage-paid return envelope in order to ensure that your vote will be counted if you later decide not to, or are unable to, attend the meeting. Even if you have given your proxy, you may still attend and vote in person at the meeting after revoking your proxy prior to the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2012

The proxy statement, proxy card and annual report to shareholders are available at http://proxydocs.com/mlnx.

By order of the board of directors,

Alan C. Mendelson
Secretary

Menlo Park, California
April 19, 2012

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Mellanox
TECHNOLOGIES

PROXY STATEMENT FOR 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2012

This proxy statement is furnished to our shareholders as of the close of business on April 16, 2012, the record date, in connection with the solicitation of proxies by our board of directors for use at our annual general meeting of shareholders, to be held at the offices of Mellanox Technologies, Ltd., located at Beit Mellanox, Yokneam, Israel, on Monday, May 14, 2012 at 5:00 p.m. local Israeli time (10:00 a.m. Eastern Daylight Time) and at any adjournments or postponements of the meeting. We are mailing this proxy statement and the proxy card, together with a copy of our annual report to shareholders, to our shareholders on or about April 20, 2012.

QUESTIONS AND ANSWERS REGARDING THIS SOLICITATION AND VOTING AT THE MEETING

Why am I receiving this proxy statement?

You are receiving this proxy statement from us because you were a shareholder of record at the close of business on the record date of April 16, 2012. As a shareholder of record, you are invited to attend our annual general meeting of shareholders and are entitled to vote on the items of business described in this proxy statement. This proxy statement contains important information about the meeting and the items of business to be transacted at the meeting. You are strongly encouraged to read this proxy statement, which includes information that you may find useful in determining how to vote.

As of April 16, 2012, there were 40,279,372 ordinary shares outstanding. Our ordinary shares are our only class of voting stock.

Who is entitled to attend and vote at the meeting?

Only holders of record of shares of our ordinary shares at the close of business on April 16, 2012 are entitled to notice of, to attend and to vote at the meeting and any adjournments or postponements of the meeting.

How can I listen to the annual general meeting if I do not attend in person?

You are invited to listen to the annual general meeting live via webcast on May 14, 2012, at the investor relations section of the Mellanox website at www.mellanox.com, beginning at 5:00 p.m. local Israeli time (10:00 a.m. Eastern Daylight Time). It is recommended that shareholders access the website at least 15 minutes prior to the designated starting time in order to download and install any necessary audio software.

The annual general meeting will also be available via telephone conference call. In order to access the telephone conference call, dial the toll-free U.S. telephone number (877) 831-3840, the international telephone number (253) 237-1184 or the toll-free Israeli telephone number 1-809-245-917 at least 15 minutes prior to the designated starting time and mention the conference ID number 60212130. Neither the webcast nor the teleconference will enable you to vote your shares.

How many shares must be present or represented to conduct business at the meeting (that is, what constitutes a quorum)?

The presence at the meeting, in person or represented by proxy or by voting instruction card, of at least two shareholders holding at least 33⅓% of our ordinary shares issued and outstanding on the record date and entitled to vote at the meeting will constitute a quorum for the transaction of business.

What happens if a quorum is not present?

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting will stand adjourned for one week, to May 21, 2012 at the same hour and place, without any notification to shareholders. If a quorum is not present at the adjourned date of the meeting on May 21, 2012 within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present at the meeting on the adjourned date of May 21, 2012 will constitute a quorum.

What items of business will be voted on at the meeting?

The items of business to be voted on at the meeting are as follows:

1. To elect directors to hold office until our 2013 annual general meeting of shareholders, or until their respective successors have been elected and have qualified, or until their earlier resignation or removal;

2. To approve (i) an increase in the annual base salary of Eyal Waldman from $410,000 to $465,000 effective April 1, 2012, (ii) the contributions to Israeli severance, pension and education funds of up to an aggregate of 21% of Mr. Waldman's base salary from time to time and the payment of employer-matching sums for U.S. and California employee benefits paid on behalf of Mr. Waldman and related to his U.S. base salary and (iii) the cash bonus to be paid to Mr. Waldman in the amount of $200,000 for services rendered for the fiscal year ended December 31, 2011;

3. To approve the grant of 84,000 restricted stock units to Mr. Waldman;

4. To conduct an advisory vote to approve the compensation of our named executive officers;

5. To approve our Amended and Restated 2006 Employee Share Purchase Plan; and

6. To appoint PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012 and to authorize our audit committee to determine our accounting firm's remuneration in accordance with the volume and nature of their services.

What happens if additional matters are presented at the meeting?

The only items of business that our board of directors intends to present at the meeting are set forth in this proxy statement. As of the date of this proxy statement, no shareholder has advised us of the intent to present any other matter, and we are not aware of any other matters to be presented at the meeting. If any other matter or matters are properly brought before the meeting, the person(s) named as your proxyholder(s) will have the discretion to vote your shares on the matters in accordance with their best judgment and as they deem advisable.

How does the board of directors recommend that I vote?

Our board of directors recommends that you vote your shares **"FOR"** the election of each of the director nominees, **"FOR"** the increase in the annual base salary of Mr. Waldman, the contributions to Israeli severance, pension and education funds of up to an aggregate of 21% of Mr. Waldman's base salary from time to time, the payment of employer-matching sums for U.S. and California employee benefits paid on behalf of Mr. Waldman and related to his U.S. base salary and the cash bonus to be paid to Mr. Waldman, **"FOR"** the approval of the grant of 84,000 restricted stock units to Mr. Waldman, **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers, **"FOR"** the approval of our Amended and Restated 2006 Employee Share Purchase Plan and **"FOR"** the appointment of PricewaterhouseCoopers LLP and the authorization of audit committee determination of their remuneration.

What shares can I vote at the meeting?

You may vote all of the shares you owned as of April 16, 2012, the record date, including shares held directly in your name as the *shareholder of record* and all shares held for you as the *beneficial owner* through a broker, trustee or other nominee such as a bank.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholders of Record. If your shares are registered directly in your name with our transfer agent, American Stock Transfer and Trust Company, you are considered, with respect to those shares, the *shareholder of record*, and these proxy materials are being sent directly to you by us. As the *shareholder of record*, you have the right to vote in person at the meeting or direct the proxyholder how to vote your shares on your behalf at the meeting by fully completing, signing and dating the enclosed proxy card and returning it to us in the enclosed postage-paid return envelope.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the *beneficial owner* of shares held *in street name*, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee to vote your shares as you instruct in the voting instruction card. The broker, trustee or other nominee may either vote in person at the meeting or grant a proxy and direct the proxyholder to vote your shares at the meeting as you instruct in the voting instruction card. If you hold shares through a broker, trustee or nominee, other than for shares that are traded through the Tel-Aviv Stock Exchange, or TASE, you may also vote in person at the meeting, but only after you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote your shares at the meeting. Your broker, trustee or nominee has enclosed or provided a voting instruction card for you to use in directing the broker, trustee or nominee how to vote your shares.

If you hold shares that are traded through TASE, the TASE Clearing House Member through which the shares are held will send you by electronic mail, free of charge, no later than five days following the record date, a link to a voting instruction card in the form filed by us on the distribution site of the Israeli Securities Authority, MAGNA, at www.magna.isa.gov.il, on April 9, 2012, unless you inform the TASE Clearing House Member through which the shares are held that you do not wish to receive said link, or if you inform it that you wish to receive a voting instruction card by mail, against the payment of mailing costs only. If you hold shares that are traded through TASE, you may also vote in person at the meeting, but only after providing a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the shareholder of record or as a beneficial owner, you may direct how your shares are voted without attending the meeting by completing and returning the enclosed proxy card or voting instruction card (as described below). If you provide specific instructions with regard to items of business to be voted on at the meeting, your shares will be voted as you instruct on those items. Proxies properly signed, dated and submitted to us that do not contain voting instructions and are not revoked prior to the meeting will be voted **"FOR"** the election of each of the director nominees who are not outside directors identified in this proxy statement, "**FOR**" the increase in the annual base salary of Mr. Waldman, the contributions to Israeli severance, pension and education funds of up to an aggregate of 21% of Mr. Waldman's base salary from time to time, the payment of employer-matching sums for U.S. and California employee benefits paid on behalf of Mr. Waldman and related to his U.S. base salary and the cash bonus to be paid to Mr. Waldman, **"FOR"** the approval of the grant of 84,000 restricted stock units to Mr. Waldman, **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers, **"FOR"** the approval of our Amended and Restated 2006 Employee Share Purchase Plan and **"FOR"** the appointment of PricewaterhouseCoopers LLP and the authorization of audit committee determination of their fiscal 2012 remuneration.

Voting by Telephone or over the Internet. You may also vote by telephone or over the Internet by following the instructions included on the enclosed proxy card or voting instruction card. You may vote by telephone or over the Internet until 11:59 p.m. Eastern Daylight Time the day before the meeting.

If you own shares that are traded through TASE, you may vote your shares by mail as follows: sign and date a voting instruction card in the form filed by us on the distribution site of the Israeli Securities Authority, MAGNA, at www.magna.isa.gov.il, on April 9, 2012 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the voting instruction card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA, no later than 72 hours prior to the meeting.

How can I vote my shares in person at the meeting?

Shares held in your name as the shareholder of record may be voted in person at the meeting (after providing proof of identification). Shares held beneficially in street name, other than for shares that are traded through TASE, may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. You should be prepared to present photo identification for admittance. Please also note that if you are not a shareholder of record but hold shares through a broker, trustee or nominee, other than for shares that are traded through TASE, you will need to provide proof of beneficial ownership as of the record date, such as your most recent brokerage account statement, a copy of the voting instruction card provided by your broker, trustee or nominee or other similar evidence of ownership. If your shares are traded through TASE, you will need to provide a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date. The meeting will begin promptly at 5:00 p.m. local Israeli time (10:00 a.m. Eastern Daylight Time). Check-in will begin at 4:00 p.m. local Israeli time. ***Even if you plan to attend the meeting, we recommend that you also complete, sign and date the enclosed proxy card or voting instruction card and return it promptly in the accompanying postage-paid return envelope in order to ensure that your vote will be counted if you later decide not to, or are unable to, attend the meeting.***

Can I change my vote or revoke my proxy?

You may change your vote or revoke your proxy at any time prior to the vote at the meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date, which automatically revokes the earlier proxy, by providing a written notice of revocation to our corporate secretary prior to your shares being voted or by attending the meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If you are a beneficial owner, you may change your vote by submitting a new voting instruction card to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

If you voted your shares by submitting a voting instruction card in the form filed on MAGNA (whether you hold shares directly as the shareholder of record or as a beneficial owner), you may apply to the company's address at Beit Mellanox, Yokneam, Israel 20692, no later than 24 hours prior to the meeting, and after providing a proof of identification to the satisfaction of the company's secretary, withdraw your voting instruction card. If you do so, you will be entitled to vote only in person at the meeting.

Is my vote confidential?

Proxy cards, voting instructions, ballots and voting tabulations that identify individual shareholders are not secret; however, all such materials will be handled in a manner intended to reasonably protect your voting privacy. Your vote will not be disclosed, except as required by law and except as required to American Stock Transfer and Trust Company, our transfer agent, to allow for the tabulation of votes and certification of the vote and to facilitate a successful proxy solicitation.

How are votes counted and what vote is required to approve each item?

Each outstanding ordinary share entitles the holder thereof to one vote on each matter considered at the meeting. Shareholders are not entitled to cumulate their votes in the election of directors or with respect to any other matter submitted to a vote of the shareholders pursuant to this proxy statement.

The election of each of Eyal Waldman, Dov Baharav, Glenda Dorchak, Irwin Federman and Thomas Weatherford as directors requires the vote of the holders of a majority of the voting power represented at the annual general meeting in person or by proxy or by written ballot and voting thereon. You may vote either **"FOR"** or **"AGAINST"** the election of each nominee, or you may abstain. A properly executed proxy marked **"ABSTAIN"** with respect to the election of any nominee will not be voted, although it will be counted for purposes of determining whether there is a quorum present.

The approval of (i) an increase in the annual base salary of Eyal Waldman from $410,000 to $465,000 effective April 1, 2012, (ii) the contributions to Israeli severance, pension and education funds of up to an aggregate of 21% of Mr. Waldman's base salary from time to time and the payment of employer-matching sums for U.S. and California employee benefits paid on behalf of Mr. Waldman and related to his U.S. base salary and (iii) the cash bonus to be paid to Mr. Waldman in the amount of $200,000 for services rendered for the fiscal year ended December 31, 2011 requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot and voting thereon. You may vote either **"FOR"** or **"AGAINST"** this proposal, or you may abstain. A properly executed proxy marked **"ABSTAIN"** with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

The approval of the grant of 84,000 restricted stock units to Mr. Waldman requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot and voting thereon. You may vote either **"FOR"** or **"AGAINST"** this proposal, or you may abstain. A properly executed proxy marked **"ABSTAIN"** with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

The approval, on an advisory basis, of the compensation of our named executive officers requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot and voting thereon. You may vote either **"FOR"** or **"AGAINST"** this proposal, or you may abstain. A properly executed proxy marked **"ABSTAIN"** with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

The approval of our Amended and Restated 2006 Employee Share Purchase Plan requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot and voting thereon. You may vote either **"FOR"** or **"AGAINST"** this proposal, or you may abstain. A properly executed proxy marked **"ABSTAIN"** with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

The appointment of PricewaterhouseCoopers LLP and authorization of audit committee determination of their fiscal 2012 remuneration requires the approval of the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot and voting thereon. You may vote either **"FOR"** or **"AGAINST"** this proposal, or you may abstain. A properly executed proxy marked **"ABSTAIN"** with respect to this proposal will not be voted with respect to such proposal, although it will be counted for purposes of determining whether there is a quorum present.

What is a "broker non-vote"?

Under the rules that govern brokers and banks that have record ownership of our ordinary shares that are held in street name for their clients such as you, who are the beneficial owners of the shares, brokers and banks have the discretion to vote such shares on routine matters. Each of the following matters is considered to be a non-routine matter on which brokers do not have discretion to vote: (i) the election of directors, (ii) the approval of the increase in the annual base salary of Eyal Waldman, contributions to Israeli severance, pension and education funds of up to an aggregate of 21% of Mr. Waldman's base salary from time to time, and the payment of employer-matching sums for U.S. and California employee benefits paid on behalf of Mr. Waldman and related to his U.S. base salary and the cash bonus to be paid to Mr. Waldman, (iii) the grant of restricted stock units to Mr. Waldman, (iv) the advisory vote to approve the compensation of our named executive officers and (v) the approval of our Amended and Restated 2006 Employee Shares Purchase Plan. We encourage you to provide instructions to your broker regarding the voting of your shares; otherwise, if you do not provide instructions to your broker or bank regarding how to vote your shares on the non-routine proposals set forth in this proxy, then your shares will ***NOT*** be voted on these important shareholder proposals.

Further, this means that, without your instructions, your broker may ***ONLY*** vote your shares on the appointment of PricewaterhouseCoopers LLP. If you do not otherwise instruct your broker or bank, the broker or bank may vote your shares on routine matters. A *"broker non-vote"* occurs when a broker or bank expressly instructs on a proxy card that it is *not* voting on a matter, whether routine or non-routine.

How are "broker non-votes" counted?

Broker non-votes will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will ***NOT*** be counted in tabulating the voting result for any particular proposal.

How are abstentions counted?

If you return a proxy card that indicates an abstention from voting on all matters, the shares represented by your proxy will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will ***NOT*** be counted in tabulating the voting result for any particular proposal.

What happens if the meeting is adjourned?

Assuming the presence of a quorum, if our annual general meeting is adjourned to another time and place, no additional notice will be given of the adjourned meeting if the time and place of the adjourned meeting is announced at the annual general meeting, unless the adjournment is for more than 21 days, in which case a notice of the adjourned meeting will be given to each shareholder of record as of April 16, 2012 entitled to vote at the adjourned meeting. At the adjourned meeting, we may transact any items of business that might have been transacted at the annual general meeting.

Who will serve as inspector of elections?

A representative of American Stock Transfer and Trust Company, our transfer agent, will tabulate the votes and act as inspector of elections at the meeting.

What should I do in the event that I receive more than one set of proxy materials?

You may receive more than one set of these proxy solicitation materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. In addition, if you are a shareholder of record and your shares are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive to ensure that all your shares are voted.

Who is soliciting my vote and who will bear the costs of this solicitation?

The enclosed proxy is being solicited on behalf of our board of directors. We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement. In addition to solicitation by mail, our directors, officers, employees and agents may also solicit proxies in person, by telephone, by electronic mail or by other means of communication. We will not pay any additional compensation to our directors, officers or other employees for soliciting proxies. We may pay compensation to a proxy soliciting agent, if we retain one. Copies of the proxy materials will be furnished to brokerage firms, banks, trustees, custodians and other nominees holding beneficially owned shares of our ordinary shares, who will forward the proxy materials to the beneficial owners. We may reimburse brokerage firms, banks, trustees, custodians and other agents for the costs of forwarding the proxy materials. Our costs for forwarding proxy materials are not expected to be significant.

Where can I find the voting results of the meeting?

We intend to announce preliminary voting results at the meeting and publish the final voting results in a Current Report on Form 8-K filed within four business days after the meeting.

What is the deadline for submitting proposals for consideration at next year's annual general meeting of shareholders or to nominate individuals to serve as directors?

As a shareholder, you may be entitled to present proposals for action at a future meeting of shareholders, including director nominations.

Shareholder Proposals: For a shareholder proposal to be considered for inclusion in our proxy statement for the annual general meeting to be held in 2013, the proposal must be in writing and received by the secretary of the company at the offices of Mellanox Technologies, Ltd., c/o Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, Attention: Corporate Secretary, no later than December 20, 2012, or such proposal will be considered untimely under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. If the date of our 2013 annual general meeting is more than 30 days before or 30 days after the anniversary date of our 2012 annual general meeting, the deadline for inclusion of proposals in our proxy statement will instead be a reasonable time before we begin to print and mail our proxy materials. Shareholder proposals must comply with the requirements of Rule 14a-8 of the Exchange Act and any other applicable rules established by the Securities and Exchange Commission, or SEC. Proposals of shareholders intended to be presented at the annual general meeting to be held in 2013 without inclusion of such proposals in our proxy statement relating to such annual general meeting must be received not later than 60 days and not more than 120 days before such annual general meeting. Shareholders are also advised to review our amended and restated articles of association, which contain additional requirements with respect to advance notice of shareholder proposals.

Nomination of Director Candidates: Any proposals for director candidates must be in writing, include the name and address of the shareholder who is making the nomination and of the nominee and should be directed to the secretary of the company at the offices of Mellanox Technologies, Ltd, c/o Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, Attention: Corporate Secretary, or such proposal may not be acknowledged by the company. Our amended and restated articles of association also require that any proposal for nomination of directors include the consent of each nominee to serve as a member of our board of directors, if so elected. Shareholders are also advised to review our amended and restated articles of association, which contain additional requirements with respect to shareholder nominees for our board of directors. In addition, the shareholder must give timely notice to the secretary of the company in accordance with the provisions of our amended and restated articles of association, which require that the notice be received by the secretary of the company no later than February 13, 2013.

PROPOSAL ONE—ELECTION OF DIRECTORS

Members of the Board of Directors

Five directors (who are not outside directors in accordance with the Israeli Companies Law, 1999, or the Companies Law) are to be elected at the meeting to serve until the next annual general meeting of shareholders, or until their respective successors have been elected and have qualified or until their earlier resignation or removal. In accordance with the Companies Law, outside directors are elected for three-year terms. Our outside directors, Amal M. Johnson and Thomas J. Riordan, were each reelected to a three-year term at our 2010 annual general meeting of shareholders and will continue to serve until our 2013 annual general meeting of shareholders, or until their respective successors have been elected and have qualified or until their earlier resignation or removal.

The names of each member of our board of directors, including each nominee for director, their ages as of April 1, 2012 and principal occupations are as follows:

Name	Current Term Expires	Age	Principal Occupation
Eyal Waldman	2012	51	Chief Executive Officer, President and Chairman of the Board of Directors, Mellanox Technologies, Ltd.
Dov Baharav	2012	61	Chairman of the Board of Directors, Israel Aerospace Ltd.
Glenda Dorchak	2012	57	Former Vice Chairman and Chief Executive Officer, VirtualLogix, Inc.
Irwin Federman	2012	76	General Partner, U.S. Venture Partners
Thomas Weatherford	2012	65	Former Executive Vice President and Chief Financial Officer, Business Objects SA
OUTSIDE DIRECTORS			
Amal M. Johnson	2013	59	Former Chairman, MarketTools, Inc.
Thomas J. Riordan	2013	55	Executive Vice President and Chief Operating Officer, Mosys, Inc.

Director Nominees

Our board of directors has nominated Eyal Waldman, Dov Baharav, Glenda Dorchak, Irwin Federman and Thomas Weatherford for reelection to our board of directors. Certain information regarding their individual experience, qualifications, attributes and skills that led our board of directors to conclude that they should serve on the board is described below. Each nominee for director has consented to being named in this proxy statement and has indicated a willingness to serve if elected. Although we do not anticipate that any nominee will be unavailable for election, if a nominee is unavailable for election, the persons named as proxyholders will use their discretion to vote for any substitute nominee in accordance with their best judgment as they deem advisable. If elected, Mr. Waldman, Mr. Baharav, Ms. Dorchak, Mr. Federman and Mr. Weatherford will hold office until our annual general meeting of shareholders to be held in 2013, or until their respective successors have been elected and have qualified or until their earlier resignation or removal. Please refer to the description of the compensation of our directors under the heading "Director Compensation" in this proxy statement.

Eyal Waldman is a co-founder of Mellanox, and has served as our chief executive officer, president and chairman of our board of directors since March 1999. From March 1993 to February 1999, Mr. Waldman served as vice president of engineering and was a co-founder of Galileo Technology, Ltd., or Galileo, a semiconductor company, which was acquired by Marvell Technology Group, Ltd. in January 2001. From August 1989 to March 1993, Mr. Waldman held a number of design and architecture related positions at Intel Corporation, a manufacturer of computer, networking and communications products. Mr. Waldman also previously served on the board of directors of a number of private companies. Mr. Waldman holds a Bachelor of Science in Electrical Engineering and a Master of Science in Electrical Engineering from the Technion—Israel Institute of Technology. Mr. Waldman is located in Israel. Mr. Waldman's qualifications to serve on our board of directors include his role as a co-founder of Mellanox, more than a decade of service as our chief executive officer, president and chairman of our board of directors, and his design, engineering and architecture expertise. Our board of directors particularly values Mr. Waldman's extensive experience in the semiconductor industry and as our chief executive officer, which gives him unique insights into the company's challenges, opportunities and operations.

Dov Baharav has served as a member of our board of directors since November 2010. Mr. Baharav has served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, since July 2011. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Management Limited, or Amdocs, a communications services company. He also served as a member of Amdocs' board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then president of Amdocs' principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is involved with the College of Management Academic Studies in Rishon Lezion, Israel. He is also a member of the board of directors of SeamBI, a private advertising technology company. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as a Master of Business Administration, from the University of Tel Aviv. Mr. Baharav is located in Israel. Mr. Baharav's qualifications to serve on our board of directors include his executive experience and his accounting and finance expertise and his experience in the technology industry. Our board of directors particularly values Mr. Baharav's extensive leadership experience in growing companies that operate in the software and computer industries, most notably his positions at Amdocs Management Limited.

Glenda Dorchak has served as a member of our board of directors since July 2009. From January 2009 until September 2010, when it was acquired by Red Bend Software, Ms. Dorchak was the chief executive officer and vice chairman of VirtualLogix, Inc., a Sunnyvale, California based provider of virtualization software for wireless and embedded devices. Prior to VirtualLogix, Inc., Ms. Dorchak served as the chairman and chief executive officer of Intrinsyc Software International, Inc., or Intrinsyc, from August 2006 to November 2008 and served on the board of directors of Intrinsyc from September 2003 to December 2004 and again from July 2006 to November 2009. Prior to Intrinsyc, Ms. Dorchak was an executive with Intel Corporation from 2001 to 2006, including serving as vice president and chief operating officer of Intel Corporation's Communications Group; vice president and general manager of Intel's Consumer Electronics Group; and vice president and general manager of the Broadband Products Group. Prior to her tenure at Intel Corporation, she served as chairman and chief executive officer of Value America, Inc., an online retailer, from September 1999 to November 2000. From 1974 to 1998, Ms. Dorchak's career was spent with IBM, both at IBM Canada and later with IBM Corporation based in Raleigh, North Carolina, where she held executive positions with the IBM's Personal Systems Group, including directorships with the Ambra Systems Group and IBM PC North America. Ms. Dorchak is located in the United States. Ms. Dorchak's qualifications to serve on our board of directors include her executive and board member experience in the software and technology industries. Our board of directors particularly values Ms. Dorchak's knowledge, experience and understanding of global markets gained from over 30 years in the technology industry.

Irwin Federman has served as a member of our board of directors since June 1999 and has served as our lead independent director since March 2010. Mr. Federman has been a general partner of U.S. Venture Partners, a venture capital firm, since April 1990. Mr. Federman was president and chief executive officer of Monolithic Memories, Inc., a semiconductor company, from 1978 to 1987. Prior to serving as president and chief executive officer, Mr. Federman was the chief financial officer of Monolithic Memories, Inc. from 1970 to 1978. Mr. Federman serves on the boards of directors of SanDisk Corporation, a data storage company, Intermolecular, Inc., a materials analysis and discovery company, Check Point Software Technologies Ltd., a security software company, and a number of private companies and charitable trusts. Previously, Mr. Federman served as a director of Centillium Communications, Inc., a developer and supplier of communications integrated circuits, Living Social, a social-buying company, and Nuance Communications, Inc., a speech recognition software company. Mr. Federman holds a Bachelor of Science in Economics from Brooklyn College and was awarded an Honorary Doctorate of Engineering from Santa Clara University. Mr. Federman is located in the United States. Mr. Federman has served in many senior leadership roles in the semiconductor industry over his career. Our board of directors values Mr. Federman's experience serving as the chief executive officer and chief financial officer of a large, complex, publicly-held technology company. Mr. Federman's private equity experience is important to our board of directors' understanding of business development, financing, strategic alternatives and industry trends. Our board of directors also values Mr. Federman's significant experience, expertise and background in financial and accounting matters, including in the technology industry.

Thomas Weatherford has served as a member of our board of directors since November 2005. From August 1997 until his retirement in December 2002, Mr. Weatherford served as executive vice president and chief financial officer of Business Objects SA, a provider of business intelligence software. Mr. Weatherford also serves on the boards of directors of Guidewire Software, Inc., an insurance technology company, Tesco Corporation, a global provider of technology-based solutions to the upstream energy industry, Spansion Inc., a provider of flash memory products, and several privately held companies. Mr. Weatherford also previously served on the board of directors of SMART Modular Technologies, Inc., from March 2005 until it was sold to Silverlake Partners in August 2011, Advanced Analogic Technologies, Inc. from July 2004 until February 2011, InfoUSA, Inc. from December 2007 until its acquisition by CCMP Capital Advisors, LLC in July 2010, Synplicity, Inc. from May 2003 until its acquisition by Synopsys, Inc. in May 2008 and Saba Software, Inc. from March 2003 to January 2008. Mr. Weatherford holds a Bachelor of Business Administration from the University of Houston. Mr. Weatherford is located in the United States. Mr. Weatherford has also served as a member of an SEC advisory committee on accounting standards. Mr. Weatherford's qualifications to serve on our board of directors include his accounting and finance expertise, experience in the semiconductor and technology industries and service on the boards of directors of several companies. Our board of directors particularly values Mr. Weatherford's experience on public company audit committees and overseeing the preparation of financial statements, as well as his familiarity with accounting standards.

Board of Directors' Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* EACH OF THE FIVE NOMINEES FOR DIRECTOR LISTED ABOVE.

Outside Directors Continuing to Serve Until 2013 Annual General Meeting

Amal M. Johnson has served as a member of our board of directors since October 2006. Ms. Johnson was the Chairman of MarketTools, Inc., or MarketTools, a software and services company, from August 2008 until January 2012, when it was acquired by TPG Capital. Ms. Johnson served as chief executive officer of MarketTools from March 2005 until August 2008. Prior to joining MarketTools, Ms. Johnson was a general partner at ComVentures L.P. from April 2004 to March 2005 and a general partner at Lightspeed Venture Partners, focusing on enterprise software and infrastructure, from March 1999 to March 2004. Previously, Ms. Johnson was president of Baan Supply Chain Solutions, an enterprise resource planning software company, from January 1998 to December 1998, president of Baan Affiliates from January 1997 to December 1997, and president of Baan Americas from October 1994 to December 1996. Prior to that, Ms. Johnson served as president of ASK Manufacturing Systems, a material requirements planning software company, from August 1993 to July 1994 and held executive positions at IBM from 1977 to June 1993. Ms. Johnson also serves on the board of directors of Intuitive Surgical, a medical device company, and MarketTools, a private company. Ms. Johnson holds a Bachelor of Arts in Mathematics from Montclair State University and did her graduate work in Computer Science at Stevens Institute of Technology. Ms. Johnson is located in the United States. Ms. Johnson's qualifications to serve on our board of directors include her executive and board member experience in the software and technology industries. Our board of directors particularly values Ms. Johnson's significant enterprise infrastructure knowledge acquired from executive leadership roles at software and market research focused companies.

Thomas Riordan has served as a member of our board of directors since May 2007. Mr. Riordan previously served as a member of our board of directors from February 2003 to February 2005. Mr. Riordan is currently the executive vice president and chief operating officer of Mosys, Inc., a semiconductor company, which he joined in April 2011. Prior to joining Mosys, Mr. Riordan was the chief executive officer of Exclara, Inc., a semiconductor company, a position which he held from August 2006 until March 2011. Prior to Exclara, from January 2005 until July 2006, Mr. Riordan was an Entrepreneur-in-Residence at Bessemer Venture Partners. Prior to Bessemer Venture Partners, from August 2000 to December 2004, Mr. Riordan was vice president of the microprocessor division of PMC-Sierra, Inc., a semiconductor company. From August 1991 to August 2000, Mr. Riordan was chief executive officer, president and a member of the board of directors of Quantum Effect Devices, Inc., a semiconductor design company that Mr. Riordan co-founded. From February 1985 to June 1991, Mr. Riordan served in various design and managerial roles, most recently as director of research and development at MIPS Computer Systems, Inc., a semiconductor design company. From March 1983 to January 1985, Mr. Riordan served as a design engineer at Weitek Corporation, a semiconductor company. From October 1979 to February 1983, Mr. Riordan was a design engineer at Intel Corporation. Mr. Riordan holds Bachelor of Science and Master of Science degrees in Electrical Engineering as well as a Bachelor of Arts degree in Government from the University of Central Florida and has done post-graduate work in Electrical Engineering at Stanford University. Mr. Riordan also serves on the boards of directors of PLX Technology, Inc., a semiconductor company, and several private companies. Mr. Riordan is located in the United States. Mr. Riordan's qualifications to serve on our board of directors include his extensive executive, management and board member experience in the semiconductor and technology industries. Our board of directors particularly values Mr. Riordan's more than 30 years of experience as a developer, manager and executive in semiconductors and microprocessors.

PROPOSAL TWO—APPROVAL OF SALARY INCREASE, CONTRIBUTIONS TO SEVERANCE, PENSION AND EDUCATION FUNDS, EMPLOYER-MATCHING SUMS AND CASH BONUS TO BE PAID TO EYAL WALDMAN

Under Israeli law, the terms of service of the members of the board of directors of a public company require the approval of the shareholders following the approval of the audit committee and the board of directors. In recognition of Mr. Waldman's significant contribution to the company as its chief executive officer, president and chairman of the board of directors, each of our audit committee and our board of directors, upon the recommendation of our compensation committee, and subject to the approval of our shareholders at this meeting has approved (i) an increase in the annual base salary of Mr. Waldman from $410,000 to $465,000 effective April 1, 2012, (ii) contributions to Israeli severance, pension and education funds of up to an aggregate of 21% of Mr. Waldman's base salary from time to time and the payment of employer-matching sums for U.S. and California employee benefits paid on behalf of Mr. Waldman and related to his U.S. base salary and (iii) a cash bonus to be paid to Mr. Waldman in the amount of $200,000 for services rendered for the fiscal year ended December 31, 2011, pursuant to the company's annual discretionary cash bonus compensation program. The contributions to Israeli severance, pension and education funds described under clause (ii) above are generally made for all Israeli employees, as described in the "Compensation Discussion and Analysis" section below.

Board of Directors' Recommendation

THE BOARD OF DIRECTORS, FOLLOWING THE APPROVAL OF THE AUDIT COMMITTEE, APPROVED AND RECOMMENDS THAT YOU VOTE *FOR* THE INCREASE IN EYAL WALDMAN'S ANNUAL BASE SALARY, CONTRIBUTIONS TO SEVERANCE, PENSION AND EDUCATION FUNDS, PAYMENT OF EMPLOYER-MATCHING SUMS AND THE CASH BONUS TO BE PAID TO EYAL WALDMAN FOR THE YEAR ENDED DECEMBER 31, 2011 AS DESCRIBED IN THIS PROPOSAL TWO.

PROPOSAL THREE—APPROVAL OF THE GRANT OF RESTRICTED STOCK UNITS TO EYAL WALDMAN

Under Israeli law, the terms of service of the board of directors of a public company require shareholder approval following the approval of the audit committee and the board of directors. Following the approval of our audit committee, upon recommendation of our compensation committee, our board of directors has approved the grant of 84,000 restricted stock units to Eyal Waldman under the terms described below in recognition of his significant contribution to the company as its chief executive officer, president and chairman of the board of directors. We are now seeking shareholder approval of the grant of these restricted stock units, as required pursuant to Israeli law.

The restricted stock units will vest at the rate of 12/48th of the original number of ordinary shares on February 1, 2013, and thereafter at the rate of 3/48th of the original number of shares on the first day of each quarterly period of May, August, November and February commencing May 2013, with the last 3/48th of the original number of shares vesting on February 1, 2016, so long as Mr. Waldman continues to provide services to the company.

Board of Directors' Recommendation

THE BOARD OF DIRECTORS, FOLLOWING THE APPROVAL OF THE AUDIT COMMITTEE, APPROVED AND RECOMMENDS THAT YOU VOTE *FOR* THE APPROVAL OF THE GRANT OF RESTRICTED STOCK UNITS TO EYAL WALDMAN, AS DESCRIBED IN THIS PROPOSAL THREE.

PROPOSAL FOUR—ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY VOTE") AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCUSSION SET FORTH IN THIS PROXY STATEMENT

Background

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank Act, enables our shareholders to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

Summary

As required pursuant to Section 14A of the Exchange Act, we are asking our shareholders to provide advisory approval of the compensation of our named executive officers, as defined in the "Compensation Discussion and Analysis" section below, as such compensation is described in such section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure set forth in this proxy statement. Our compensation program for our named executive officers is designed to reward high performance and innovation, to promote accountability and to ensure that executive interests are aligned with the interests of our shareholders. The following is a summary of the primary components of our named executive officer compensation. We urge our shareholders to review the Compensation Discussion and Analysis section of this proxy statement and executive-related compensation tables for more information.

One component of our compensation program is base compensation or salary. We design base salaries to fall within a competitive range of the companies against which we compete for executive talent. As a matter of compensation philosophy, we endeavor to set the base salaries of our named executive officers near the 50th percentile, in the case of named executive officers in the United States, and between the 50th and 75th percentile, in the case of named executive officers in Israel, of the companies that participated in salary surveys using our Peer Group Companies, as defined in the "Compensation Discussion and Analysis" section below. Generally, the base salary established for an individual named executive officer reflects many inputs, including our chief executive officer's assessment of the named executive officer's performance, the level of responsibility of the named executive officer and competitive pay levels based on salaries paid to employees with similar roles and responsibilities at our Peer Group Companies.

Another component of our compensation program is annual cash bonuses. We structure our annual discretionary cash bonus award program to reward named executive officers for our company's successful performance, measured on the basis of our operating income (determined on a GAAP basis), and for each individual's contribution to that performance. Consistent with our approach of placing a greater emphasis on equity compensation, our compensation committee awarded bonuses under the company's annual discretionary cash bonus compensation program in March 2012 for services performed in the year ended December 31, 2011 that ranged from 22% to 29% of each named executive officer's, other than our chief executive officer's, base salary paid during 2011.

The third component of our compensation program is equity awards. We grant stock options and restricted stock units to our named executive officers in order to align their interests with the interests of our shareholders by tying the value delivered to our named executive officers to the value of our ordinary shares. We also believe that stock option and restricted stock unit grants to our named executive officers provide them with long-term incentives that will aid in retaining executive talent by providing opportunities to be compensated through the company's performance and rewarding executives for creating shareholder value over the long-term.

The say-on-pay vote is advisory, and therefore not binding on the company, the compensation committee or our board of directors. Our board of directors believes that the information provided above and within the Compensation Discussion and Analysis and compensation tables included in this proxy statement demonstrates that our named executive officer compensation is designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate the company's named executive officers to meet our strategic objectives, thereby maximizing total return to shareholders.

The following resolution will be submitted for a shareholder vote at the annual general meeting:

> "RESOLVED, that the shareholders of Mellanox approve, on an advisory basis, the compensation of Mellanox's named executive officers, as disclosed in the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this proxy statement."

Our board of directors has adopted a policy providing for an annual say-on-pay advisory vote. Unless our board of directors modifies its policy on the frequency of future say-on-pay advisory votes, the next say-on-pay advisory vote will be held at the 2013 annual general meeting of shareholders.

Board of Directors' Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCUSSION SET FORTH IN THIS PROXY STATEMENT, AS DESCRIBED IN THIS PROPOSAL FOUR.

PROPOSAL FIVE—APPROVAL OF THE AMENDED AND RESTATED 2006 EMPLOYEE SHARE PURCHASE PLAN

On February 22, 2012, our board of directors approved the Mellanox Technologies, Ltd. Amended and Restated 2006 Employee Share Purchase Plan (the "ESPP"), subject to shareholder approval. Reserved for issuance under the ESPP are 1,500,000 ordinary shares of the company plus the 1,085,712 ordinary shares of the company reserved for issuance under our 2006 Employee Share Purchase Plan (the "Prior ESPP"). Our board of directors approved the ESPP to take effect September 1, 2012 and to amend and replace in its entirety the Prior ESPP, subject to approval of the ESPP by shareholders. The Prior ESPP was approved by our board of directors in November 2006 and adopted by our shareholders in December 2006. If our shareholders do not approve the ESPP, the Prior ESPP will continue in effect, in the absence of further action by our board of directors.

The purpose of the ESPP is to provide our employees with the opportunity to purchase our ordinary shares through accumulated payroll deductions. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code"). The ESPP is an important component of the benefits package that we offer to our employees. We believe that it is a key factor in retaining existing employees, recruiting and retaining new employees and aligning and increasing the interest of all employees in the success of Mellanox.

The ESPP is substantially the same as the Prior ESPP, but the total number of shares that may be issued pursuant to the ESPP for the maximum plan term of ten years would be fixed at 1,500,000 ordinary shares plus 1,085,712 ordinary shares reserved for issuance under the Prior ESPP.

If approved, the ESPP will go into effect for periods commencing on and after September 1, 2012. As of April 18, 2012, a total of 1,085,712 ordinary shares had been reserved for issuance under the Prior ESPP and 984,822 ordinary shares had been purchased since the Prior ESPP became effective in February 2007.

A summary of the ESPP appears below. This summary is qualified in its entirety by the text of the ESPP, which is included as Appendix A to this proxy statement.

Plan Administration

The ESPP will be administered by our compensation committee. The administrator will have the discretionary authority to administer and interpret the ESPP. The administrator may delegate to one or more individuals all or any part of its authority and powers under the ESPP, subject to the relevant provisions of the Companies Law. We will bear all expenses and liabilities incurred by the ESPP administrator.

Shares Available Under the ESPP

The maximum number of our ordinary shares which will be authorized for sale under the ESPP is equal to 1,500,000 ordinary shares plus 1,085,712 ordinary shares still remaining reserved for issuance under the Prior ESPP as of May 14, 2012. The ordinary shares made available for sale under the ESPP may be authorized but unissued shares or reacquired shares reserved for issuance under the ESPP.

Eligible Employees

Employees eligible to participate in the ESPP generally include employees who are employed by us on the first trading day of an offering period, or the enrollment date. Employees who customarily work less than 5 months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of shares or of one of our subsidiaries will not be allowed to participate in the ESPP.

As of April 18, 2012, there were approximately 5 current executive officers and 775 current non-executive officer employees who would be eligible to participate in the ESPP. Non-employee directors are not eligible to participate in the ESPP.

Participation

Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction of up to 15% from their compensation. However, a participant may not purchase more than 1,142 shares in each offering period, and may not subscribe for more than $25,000 in fair market value of our ordinary shares (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering

Under the ESPP, participants are offered the option to purchase our ordinary shares at a discount during six-month consecutive offering periods, which will normally commence on March 1 and September 1 of each year.

The option purchase price will be the lower of 85% of the closing trading price for an ordinary share on the start date of the offering period in which the participant is enrolled or 85% of the closing trading price for an ordinary share on the purchase date, which is the last trading day in an offering period.

Unless a participant has previously canceled his or her participation in the ESPP, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant's account balance will be refunded in cash without interest. A participant may also decrease (but not increase) his or her payroll deduction authorization twice during any offering period. The maximum number of our shares a participant may purchase during any offering period is 1,142.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant's account or any rights to exercise an option or to receive ordinary shares under the ESPP. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale

The number of our ordinary shares available for purchase under the ESPP, as well as the option purchase price and the number of shares covered by each option under the ESPP that has not yet been exercised, will be proportionately adjusted for adjustments made in the number of outstanding shares or an exchange of the shares resulting from a share split, share dividend, or any other subdivision.

If there is a proposal to dissolve or liquidate us, then the offering period then in progress will be shortened by setting a new exercise date to take place before the date of our proposed dissolution or liquidation. If we undergo a merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger.

Amendment and Termination

Our board of directors may amend, suspend or terminate the ESPP at any time. Unless it is sooner terminated by our board of directors, the ESPP will terminate in February 2022. Except in circumstances specified in the ESPP, no amendment may make any change in any outstanding option that adversely affects the rights of any participant without the consent of such participant. However, the board of directors may not amend the ESPP to either increase the number of shares that may be purchased under the ESPP or to change the designation or class of employees eligible to participate in the ESPP without obtaining shareholder approval within 12 months before or after such action.

Federal Income Tax Consequences

Generally, no federal income tax consequences will arise at the time an employee purchases ordinary shares under the ESPP. If an employee disposes of shares purchased under the ESPP less than one year after the ordinary shares are purchased or within two years of the enrollment date, the employee will be deemed to have received compensation taxable as ordinary income for the taxable year in which the disposition occurs in the amount of the difference between the fair market value of the ordinary shares at the time of purchase and the amount paid by the employee for the shares. The amount of such ordinary income recognized by the employee will be added to the employee's basis in the ordinary shares for purposes of determining capital gain or loss upon the disposition of the shares by the employee.

If an employee does not dispose of the ordinary shares purchased under the ESPP until at least one year after the shares are purchased and at least two years after the enrollment date, the employee will be deemed to have received compensation taxable as ordinary income for the taxable year in which the disposition occurs in an amount equal to the lesser of (a) the excess of the fair market value of the ordinary shares on the date of disposition over the purchase price paid by the employee, or (b) the excess of the fair market value of the ordinary shares on the enrollment date over the purchase price paid by the employee. The amount of such ordinary income recognized by the employee will be added to the employee's basis in the shares for purposes of determining capital gain or loss upon the disposition of the shares by the employee.

We generally will not be entitled to a tax deduction with respect to the ordinary shares purchased by an employee under the ESPP, unless the employee disposes of the shares less than one year after the shares are transferred to the employee or less than two years after the enrollment date, in which case we will generally be entitled to a tax deduction corresponding to the amount of ordinary income recognized by the employee.

New Plan Benefits

No current directors who are not employees will receive any benefit under the ESPP. The benefits that will be received under the ESPP by our current executive officers and by all eligible non-executive officer employees are not determinable at this time. The following table shows the fair market value of compensation expenses recognized by the company and the corresponding number of shares that were acquired by the foregoing persons under the Prior ESPP for the fiscal year ended December 31, 2011.

Name	Compensation Expense Dollar Value ($)(1)	Number of Shares
Eyal Waldman	—	—
Michael Gray	—	—
Marc Sultzbaugh	6,863	990
Michael Kagan	7,702	1,111
Shai Cohen	7,515	1,084
Executive Group	29,948	4,320
Non-Executive Director Group	—	—
Non-Executive Officer Employee Group	1,656,409	238,936

(1) Represents the grant date fair value calculated in accordance with the provisions of FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 11 to our consolidated financial statements included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Board of Directors' Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE APPROVAL OF THE AMENDED AND RESTATED 2006 EMPLOYEE SHARE PURCHASE PLAN.

PROPOSAL SIX—APPROVAL OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZATION OF AUDIT COMMITTEE DETERMINATION OF REMUNERATION

The audit committee of our board of directors has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2012.

Shareholder approval of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012 is required under the Companies Law. The audit committee of our board of directors believes that such appointment is appropriate and in the best interests of the company and its shareholders. Subject to the approval of this proposal, the audit committee will fix the remuneration of PricewaterhouseCoopers LLP in accordance with the volume and nature of their services to the company.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual general meeting of shareholders. They will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions from our shareholders.

Board of Directors' Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012 AND THE AUTHORIZATION OF OUR AUDIT COMMITTEE TO DETERMINE THEIR FISCAL 2012 REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES AS DESCRIBED IN THIS PROPOSAL SIX.

Audit and Non-Audit Services

Subject to shareholder approval of the audit committee's authority to determine remuneration for their services, the audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition to retaining PricewaterhouseCoopers LLP to audit our consolidated financial statements for the fiscal year ended 2011, the audit committee retained PricewaterhouseCoopers LLP to provide other non-audit and advisory services in 2011. The audit committee has reviewed all non-audit services provided by PricewaterhouseCoopers LLP in 2011 and has concluded that the provision of such non-audit services was compatible with maintaining PricewaterhouseCoopers LLP's independence and that such independence has not been impaired.

The aggregate fees billed by PricewaterhouseCoopers LLP for audit and non-audit services in 2011 and 2010 were as follows:

	Fiscal Year Ended December 31,	
Service Category	**2011**	**2010**
Audit Fees	$1,113,770	$637,901
Audit-Related Fees	253,820	115,000
Tax Fees	127,827	50,000
All Other Fees	17,400	—
Total	$1,512,817	$802,901

In the above table, in accordance with the SEC's definitions and rules, "audit fees" are fees for professional services for the audit and review of our annual consolidated financial statements, as well as fees for issuance of consents and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements except those not required by statute or regulation; "audit-related fees" are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including attestation services that are not required by statute or regulation, due diligence and any services related to acquisitions; "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees for any services not included in the first three categories.

REPORT OF THE AUDIT COMMITTEE(1)

The audit committee, which currently consists of Messrs. Federman, Riordan, Baharav and Weatherford and Ms. Johnson, evaluates audit performance, manages relations with our independent registered public accounting firm and evaluates policies and procedures relating to internal accounting functions and controls. The board of directors adopted a written charter for the audit committee in December 2000 and most recently amended it in April 2008, which charter details the responsibilities of the audit committee. This report relates to the activities undertaken by the audit committee in fulfilling such responsibilities.

The audit committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The audit committee oversees the company's financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and reporting process, including the company's systems of internal controls over financial reporting. In fulfilling its oversight responsibilities, the audit committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2011. This review included a discussion of the quality and the acceptability of the company's financial reporting and controls, including the clarity of disclosures in the financial statements.

The audit committee also reviewed with the company's independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of the company's audited financial statements with generally accepted accounting principles, its judgments as to the quality and the acceptability of the company's financial reporting and such other matters required to be discussed with the audit committee under generally accepted auditing standards in the United States including Statement on Auditing Standards No. 61.

The audit committee has received the written disclosures and the letter from the company's independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

The audit committee further discussed with the company's independent registered public accounting firm the overall scope and plans for its audits. The audit committee meets periodically with the independent registered public accounting firm, with and without management present, to discuss the results of the independent registered public accounting firm's examinations and evaluations of the company's internal controls, and the overall quality of the company's financial reporting.

The Sarbanes-Oxley Act of 2002 and the auditor independence rules of the SEC require all issuers to obtain pre-approval from their respective audit committees in order for their independent registered

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

public accounting firms to provide professional services without impairing independence. As such, the audit committee has a policy and has established procedures by which it pre-approves all audit and other permitted professional services to be provided by the company's independent registered public accounting firm. From time to time, the company may desire additional permitted professional services for which specific pre-approval is obtained from the audit committee before provision of such services commences. The audit committee has considered and determined that the provision of the services other than audit services referenced above is compatible with maintenance of the auditors' independence.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012.

The foregoing report is provided by the undersigned members of the audit committee.

Thomas Weatherford, Chairman
Dov Baharav
Irwin Federman
Amal M. Johnson
Thomas J. Riordan

REPORT OF THE COMPENSATION COMMITTEE(2)

Our compensation committee reviews and recommends our programs, policies and practices relating to the compensation and benefits of our officers and employees. Our compensation committee, in consultation with our chief executive officer, or our CEO, (other than with respect to his own compensation) and our board of directors and our audit committee with respect to our CEO's compensation, decides how much cash compensation should be part of each of our officer's total compensation by benchmarking to a peer group of companies, which we refer to as our Peer Group Companies, and considers the relative importance of short-term incentives. In addition, our compensation committee, in consultation with our CEO (other than with respect to his own compensation), makes recommendations to our board of directors regarding equity-based compensation to align the interests of our management with shareholders, considering each named executive officer's equity holdings. Our compensation committee also manages the granting of options to purchase our ordinary shares and other awards under our Global Share Incentive Plan (2006). Our compensation committee will review and evaluate, at least annually, our incentive compensation plans. All members of our compensation committee are independent under the applicable rules and regulations of the SEC, the NASDAQ Stock Market and the U.S. Internal Revenue Service.

Our compensation committee has reviewed and discussed the Compensation Discussion and Analysis, or CD&A, for the year ended December 31, 2011 with management. In reliance on the reviews and discussion referred to above, our compensation committee recommended to our board of directors, and our board of directors has approved, that the CD&A be included in the proxy statement for the 2012 annual general meeting of shareholders, which is incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2011, each as filed with the SEC.

(2) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The foregoing report is provided by the undersigned members of our compensation committee.

Thomas J. Riordan, Chairman
Glenda Dorchak
Irwin Federman
Amal M. Johnson

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives

We invest our resources to grow our business in a manner that we believe will increase shareholder value. To further this objective, our compensation committee oversees our compensation program to support and reward the achievement of our financial goals and to promote the attainment of other key business objectives. In order to conduct our business effectively, we must attract, motivate and retain highly qualified executive officers. Our compensation program is designed to reward high performance and innovation, to promote accountability and to ensure that executive interests are aligned with the interests of our shareholders.

Our named executive officers for 2011 were Eyal Waldman, chairman of our board of directors, CEO and president; Michael Gray, chief financial officer; Marc Sultzbaugh, vice president of worldwide sales; Michael Kagan, chief technology officer and vice president of architecture; and Shai Cohen, chief operating officer.

Our executive compensation program has three primary components: (i) base compensation or salary, (ii) annual cash bonuses and (iii) equity awards, including stock option grants and awards of restricted stock units. Our program is designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate the company's named executive officers to meet our strategic objectives, thereby maximizing total return to shareholders. In addition, we provide our named executive officers with benefits that we also generally make available to all salaried employees in the geographic location where they are based. In Israel, we make contributions on behalf of most of our employees, including our named executive officers, to an education fund and also to a fund known as Managers' Insurance, which provides a combination of retirement plan, insurance and severance pay benefits to Israeli employees, and permit employees to participate in the company's automobile leasing program, under which we pay for gas, maintenance, insurance and the cost of normal wear and tear of the vehicle over the life of the lease. We make matching 401(k) plan contributions in an amount up to 4% of base salary for all employees based in the United States, including our U.S.-based named executive officers, as well as for Mr. Waldman.

Our executive compensation program is administered by our compensation committee, which is comprised of four independent members of, and reports to, our board of directors. Operating under its charter, our compensation committee reviews, in consultation with management and the board of directors, and evaluates the compensation plans, policies and programs of the company. In addition, our compensation committee reviews and recommends to our audit committee and board of directors the approval of our CEO's compensation (including base salary, cash bonuses and equity awards, including stock option grants and awards of restricted stock units). Our compensation committee also annually evaluates and approves certain elements of our other named executive officers' compensation. These annual evaluations include: (i) consideration of the current levels and components of compensation paid to our named executive officers, (ii) consideration of the mix of cash incentives and long-term equity awards and (iii) a review of compensation paid by our Peer Group Companies conducted by our compensation committee (and our board of directors and audit committee, with respect to our CEO's compensation), as described below, to executives in positions comparable to those held by our named executive officers.

Pursuant to Amendment No. 16 to the Israeli Companies Law ("Amendment No. 16"), which became effective in 2011, the compensation of our named executive officers (other than our CEO) and the compensation of other officers (who are not directors) who report directly to our CEO must be approved by our board of directors following the approval by our audit committee. In accordance with the Companies Law, our CEO's compensation must be approved by our audit committee, board of directors and shareholders.

In making compensation decisions, our compensation committee and board of directors reference third-party surveys that provide compensation data and reviews feedback from an independent compensation consultant. In 2011, the compensation committee directly engaged the compensation consultant Mercer LLC, or Mercer, to provide the compensation committee advice regarding our compensation programs for our executive officers. Mercer does not provide any other services for our company. Mercer's work for our compensation committee in 2011 included reviewing our compensation practices, in light of emerging best practices, evaluating our Peer Group Companies, collecting and providing relevant market data, reviewing this data and analyses provided by other consultants, and developing alternatives to consider for CEO compensation. In connection with its work for our compensation committee in 2011, Mercer attended compensation committee meetings with and without management personnel present.

In reviewing base salaries of our named executive officers, our compensation committee reviewed a 2011 compensation report prepared by Mercer, or the Mercer Report, 2010 salary surveys prepared by Radford Surveys + Consulting ("Radford") for our U.S.-based named executive officers and Tali Atzmon for our Israeli-based named executive officers. The Mercer Report was presented to our compensation committee in February 2011 to provide us with a comprehensive overview of our compensation practices and procedures for 2011, including a review of the total compensation, position and responsibilities of our executives from 2010 and the total compensation of similarly situated executives employed by similarly situated companies in our industry. To determine competitive bonus levels for services provided in 2011, our compensation committee and board of directors utilized data from the Mercer Report, the 2010 Radford Executive Survey—U.S., an independent third-party national compensation survey covering more than 1,100 high-tech companies in the United States, and the Radford International Survey—Israel, an independent third-party survey of compensation practices by high-tech companies in Israel, which, together, we refer to as the Radford Surveys. The industry data from the Mercer Report and Radford Surveys consists of salaries and other compensation paid by companies to executives in positions comparable to those held by our named executive officers. Specifically, we reviewed data on named executive officer positions in the United States from the Mercer Report and the Radford Executive Survey—U.S. and for positions in Israel from the Mercer Report and the Radford International Survey—Israel.

In reviewing the data from the Mercer Report and the Radford Surveys, we focused on compensation data for the 25th, 50th and 75th percentiles of our Peer Group Companies as outlined in the Mercer Report, which also participate in the Radford Surveys and are similar to us with respect to industry sector, revenue, market capitalization and headcount or operate in industry sectors in which we typically compete for senior management talent. Our Peer Group Companies for 2011 changed from our Peer Group Companies in 2010 because we narrowed our previous Peer Group Companies to focus on those companies operating in high-tech industries. For 2011, our Peer Group Companies in the Mercer Report consisted of the following companies:

- Atheros Communications
- Aruba Networks, Inc.
- Cavium Networks Inc.
- DSP Group, Inc.
- Emulex Corporation
- Hittite Microwave Corporation
- Inphi Corporation
- Micrel, Inc.
- Netlogic Microsystems, Inc.
- PMC-Sierra, Inc.
- QLogic Corp.
- Sigma Designs, Inc.
- Silicon Laboratories Inc.
- Zoran Corporation

In addition to the 14 compensation peers listed above, our Peer Group Companies in the Mercer Report also included the following companies for purposes of reviewing competitive annual cash bonus programs and long-term equity incentive awards:

- Broadcom Corporation
- Intel Corporation
- LSI Corporation
- Marvell Technology Group Ltd.
- Qualcomm Incorporated

Our compensation committee felt that the additional 5 Peer Group Companies for annual cash bonus programs and long-term equity incentive awards were necessary because we typically compete for senior management talent from and with those companies.

Throughout the fiscal year, in addition to feedback and input regarding our compensation practices from Mercer, our CEO provides our compensation committee with his assessment of the performance levels of the company and our named executive officers (other than himself) and his recommendations with respect to compensation of our named executive officers (other than himself). Our compensation committee believes it is important to consider and evaluate our CEO's input on matters concerning compensation of other named executive officers. The compensation committee believes that our CEO's input regarding our other named executive officers' individual performances, as well as the expected contributions and future potential of each of them, is useful because each other named executive officer reports directly to our CEO, and our CEO interacts with our other named executive officers on an ongoing basis throughout the year.

While our compensation committee considers our CEO's recommendations, our compensation committee is responsible for setting the base salary and annual cash bonus for our executive officers, other than our CEO whose base salary and annual cash bonus is recommended by the compensation committee to the audit committee and board of directors for approval. Pursuant to Amendment No. 16, the compensation of our named executive officers and the compensation of other officers (who are not directors) who report directly to our CEO must also be approved by our board of directors following the approval by our audit committee (and with respect to our CEO's compensation, also by our shareholders). Pursuant to Amendment No. 16, our compensation committee also recommends to our board of directors and our audit committee for final approval the equity awards, including stock option grants and awards of restricted stock units made to our executive officers. In addition, under Israeli law, our CEO's compensation is subject to approval by the company's shareholders.

Compensation Philosophy and Objectives

Our compensation philosophy includes compensating our executives at levels that are competitive with our Peer Group Companies in order to attract and retain talented executives and to provide equity incentives that align the interests of our executives with the interests of our shareholders. Because we have historically paid base salaries to our named executive officers that are less than base salaries paid to executive officers of our Peer Group Companies, we provide the perquisites described in this

Compensation Discussion and Analysis to Eyal Waldman, chairman of our board of directors, CEO and president, to Michael Gray, our chief financial officer, and to Marc Sultzbaugh, our vice president of worldwide sales.

Since our initial public offering, we have paid base salaries to our named executive officers that were less than base salaries paid to executive officers of our Peer Group Companies because we believed that the lower base salaries we paid were partially offset by the potential value of stock option grants awarded to our named executive officers and, to a lesser extent, by annual cash bonus awards earned by our named executive officers.

As we have grown and matured as a public company, our compensation objectives continue to evolve. Base salaries for our named executive officers were increased in 2011 so that they would approximate the 50th percentile for named executive officers in the United States and between the 50th and 75th percentile for named executive officers in Israel, in each case, as compared to the Peer Group Companies in 2011. Bonus awards for 2011 were set in reference to the 25th percentile of our Peer Group Companies in 2011. In addition to base salary and cash bonuses, we continue to believe that the opportunity to share in the creation of shareholder value through equity compensation is critical for retaining our executive officer talent and for providing appropriate incentives to drive our company's performance and to ensure that we maximize long-term shareholder value.

Historically, we have sought to align the interests of our executives and other employees with the interests of our shareholders by granting our executives and other employees stock options, which will not have any value unless our share price increases. In April 2011, our compensation committee granted our named executive officers restricted stock units that have value regardless of whether our share price increases or decreases from the date we make any such awards. Our compensation committee believes that restricted stock units can provide value certainty in a turbulent economic environment while continuing to align the interests of our executives and other employees with the interests of our shareholders. Our compensation committee expects to continue to consider awarding stock options and/or restricted stock units when it determines such awards may be necessary as an incentive to motivate and retain our executives and other employees and/or may provide a better alignment of the interests of our executives and other employees with those of our shareholders.

In order to provide our named executive officers employment security so that they can remain focused on our business in the event of a potential change in control, we have entered into executive severance benefits agreements with each of our named executive officers that provide for certain payments and other severance benefits in the event their service is terminated following a change in control of our company. We believe that these executive severance benefits agreements help attract and retain talented executives by ensuring their efforts remain focused on our shareholders' long term interests rather than the individual executive's short term employment-related interests.

We believe that the cash compensation (including base salary and annual cash bonus awards) and equity award grants we provide, along with the security provided by restricted stock units and executive severance benefits agreements, created a competitive total compensation package for our named executive officers in light of the economic climate in 2011 and based on the data of compensation packages provided by our Peer Group Companies.

Base Salary

We design base salaries to fall within a competitive range of the companies against which we compete for executive talent. As a matter of compensation philosophy, we endeavor to set the base salaries of our named executive officers near the 50th percentile, in the case of named executive officers in the United States, and between the 50th and 75th percentile, in the case of named executive officers in Israel, of the companies that participated in salary surveys using our Peer Group Companies prepared by Mercer for named executive officers in the United States and Israel and supplemented by the information from the surveys by Radford for named executive officers in the United States and Tali Atzmon for named executive officers in Israel. Generally, the base salary established for an individual named executive officer reflects many inputs, including our CEO's assessment of the named executive officer's performance, the level of responsibility of the named executive officer, and competitive pay levels based on salaries paid to employees with similar roles and responsibilities at our Peer Group Companies.

Our CEO's base salary is the highest base salary at the company because he has the central management role, which is consistent with our review of CEO salaries in the salary surveys referenced above. Our chief financial officer's and our vice president of worldwide sales' base salary is higher than that of other named executive officers because of the importance of retaining consistency and quality financial expertise as a public company and the importance of global sales to our business, which is also consistent with our review of chief financial officer and sales executive salaries in the salary surveys referenced above. The base salaries of other named executive officers are determined based on their overall duties and responsibilities within the company, their experience and qualifications and the base salaries paid by the companies participating in the salary surveys for similar roles.

In April 2011, our CEO completed his focal review of each of our named executive officers (other than himself) and recommended base salary increases for each for 2011 to our compensation committee. Our compensation committee determined that the increases in base salary were appropriate in light of significant contributions to our company in 2010, including both revenue growth and positive earnings during the extraordinarily difficult economic climate of 2010. Our compensation committee, audit committee and board of directors then approved the base salaries for 2011 based on our CEO's recommendations for each of the named executive officers other than himself. Our compensation committee's determination was based largely on the average salaries in the 50th percentile in the United States and between the 50th and 75th percentiles in Israel, in each case, as compared to the companies that participate in the salary surveys referenced above for positions similar to the positions held by each of our named executive officers. With input from our CEO (except with respect to himself), our compensation committee determined the base salary increase amount for each individual named executive officer's base salary following the process described above. Mr. Gray's base salary was increased 6.0% to $260,000; Mr. Kagan's base salary was increased 6.0% to $209,000; Mr. Sultzbaugh's base salary was increased 8.0% to $260,000; and Mr. Cohen's base salary was increased 6.0% to $218,000. The base salaries reported for Messrs. Kagan and Cohen are converted from New Israeli Shekels to U.S. dollars using the 2011 average exchange rate of 3.55 New Israeli Shekels to 1 U.S. dollar. Mr. Sultzbaugh received a larger increase than other named executive officers because of the importance of global sales to our business.

Upon recommendation of our compensation committee, and following the approval of our audit committee and our board of directors, our shareholders approved increasing our CEO's base salary to $410,000, an increase of 9.3% over our CEO's 2010 base salary. Our compensation committee, audit committee and board of directors determined the increase in base salary was appropriate in light of our CEO's significant contributions to our company in 2010, including both revenue growth and positive earnings during the extraordinarily difficult economic climate of 2010.

Annual Discretionary Cash Bonus Program

We structured our 2010 and 2011 annual discretionary cash bonus award program to reward named executive officers for our company's successful performance, measured on the basis of our operating income (less acquisition-related charges), and for each individual's contribution to that performance. We initiated our annual discretionary cash bonus program in 2005 and since then, other than with respect to our CEO, annual cash bonuses have not constituted a significant portion of our named executive officers' total compensation because we primarily rely on equity awards to provide incentives to our named executive officers.

Under our annual discretionary cash bonus award program, our employees in good performance standing, including our named executive officers, are eligible to receive an award from a bonus pool in an amount that is determined annually. The annual bonus pool amount is determined by our compensation committee based on its assessment of our achievement of our operating plan and company profitability. For 2011, the aggregate discretionary cash bonus pool was $2.7 million and represented 10% of the sum of our fiscal year 2011 income from operations of $12.6 million and $14.2 million of acquisition related charges. Based on consultation with our CEO, in 2011 the compensation committee determined and approved the amount of each named executive officer's bonus award from this pool for purposes of compensating them for their individual contributions to our fiscal 2010 financial performance. The amount of the bonus award to each named executive officer is not tied to individual performance objectives. For 2010, no specific, individual performance targets for our named executive officers were established in connection with the determination of the individual amount of bonus each such executive was awarded from the bonus pool.

Our compensation committee then determined the allocation of the bonus pool based, in part, on information gathered from the Mercer Report and the 2010 Radford Executive Survey—U.S. (no data was available from the Radford International Survey—Israel) which both indicated that the 25th percentile of our Peer Group provide target annual bonus opportunities in 2010 ranging from 27% to 40% of base salaries for the named executive officer positions. Consistent with our approach of placing a greater emphasis on equity compensation, our compensation committee awarded bonuses under the company's annual discretionary cash bonus compensation program in February 2011 for services performed in the year ended December 31, 2010 that ranged from 20% to 22% of each named executive officer's, other than our CEO's, base salary paid during 2010. Specifically, Mr. Gray was awarded $49,500, which represents 21% of his base salary; Mr. Kagan was awarded $36,900, which represents 20% of his base salary; Mr. Sultzbaugh was awarded $49,500, which represents 21% of his base salary; and Mr. Cohen was awarded $43,200, which represents 22% of his base salary. Payments under the annual discretionary cash bonus program were contingent upon continued employment through the actual date of payment, which was January 31, 2011 in the United States and February 1, 2011 in Israel.

In addition, in 2012, likewise consistent with our approach of placing a greater emphasis on equity compensation, our compensation committee awarded bonuses under the company's annual discretionary cash bonus compensation program in March 2012 for services performed in the year ended December 31, 2011 that ranged from 22% to 29% of each named executive officer's, other than our CEO's, base salary paid during 2011. Specifically, Mr. Gray was awarded $57,000, which represents 22% of his base salary; Mr. Kagan was awarded $44,000, which represents 22% of his base salary; Mr. Sultzbaugh was awarded $75,000, which represents 29% of his base salary; and Mr. Cohen was awarded $54,000, which represents 26% of his base salary. Payments under the annual discretionary cash bonus program were contingent upon continued employment through the actual date of payment, which was April 1, 2012.

Generally, the base salary established for an individual named executive officer reflects many inputs, including our CEO's assessment of the named executive officer's performance, the level of responsibility of the named executive officer, and competitive pay levels based on salaries paid to employees with similar roles and responsibilities at our Peer Group Companies.

Also, following shareholder approval at our 2011 annual general meeting of shareholders, upon the recommendation of our compensation committee and the approval of our audit committee, on January 25, 2011, our board of directors approved a cash bonus to our CEO, Eyal Waldman, in the amount of $157,500, which represented 43% of his base salary paid during 2010, for services performed in the year ended December 31, 2010 pursuant to the company's annual discretionary cash bonus compensation program.

In March 2012, upon the recommendation of our compensation committee and the approval of our audit committee, our board of directors approved a cash bonus to our CEO, Eyal Waldman, in the amount of $200,000, which represented 49% of his base salary paid during 2011, for services performed in the year ended December 31, 2011 pursuant to the company's annual discretionary cash bonus compensation program. Payment to Mr. Waldman of his 2012 bonus remains subject to approval of this bonus by our shareholders at our 2012 annual general meeting to which this proxy document relates.

Generally, the base salary established for an individual named executive officer reflects many inputs, including our CEO's assessment of the named executive officer's performance, the level of responsibility of the named executive officer, and competitive pay levels based on salaries paid to employees with similar roles and responsibilities at our Peer Group Companies. Because no annual bonus data was available from the 2010 Radford International Survey—Israel, this amount was determined by our compensation committee, audit committee and board of directors largely based on data from the Mercer Report and the 2010 Radford Executive Survey—U.S., which both indicate that the 25th percentile of our Peer Group Companies provide a target bonus opportunity of approximately 60% of base salary for chief executive officers.

Policies with Respect to Equity Compensation Awards

As described above, stock options and restricted stock units are the only types of equity award we currently grant to our named executive officers from our equity incentive plan. Restricted stock units have some value regardless of whether our share price increases or decreases from the date we make any such awards.

We grant stock options and restricted stock units to our named executive officers in order to align their interests with the interests of our shareholders by tying the value delivered to our named executive officers to the value of our ordinary shares. We also believe that stock option and restricted stock unit grants to our named executive officers provide them with long-term incentives that will aid in retaining executive talent by providing opportunities to be compensated through the company's performance and rewarding executives for creating shareholder value over the long term. Our compensation committee believes that granting stock options, restricted stock units and/or other equity awards on an annual basis to existing named executive officers and employees provides an important incentive to retain executives and employees and rewards them for short-term company performance while also creating long-term incentives to sustain that performance. We may also make grants of stock options and restricted stock units at the discretion of our board of directors and the compensation committee in connection with the hiring or promotion of new named executive officers.

We grant stock options with exercise prices equal to the closing price of our ordinary shares on the date of the grant; therefore, the options only have value if our share price increases. Stock option grants to newly hired employees, including our named executive officers, generally vest over four years, with 25% of the shares subject to the grant vesting on the one-year anniversary of employment, and 1/48th of the shares vesting during each subsequent month of employment. Annual equity awards made to existing service providers, including employees and named executive officers, generally vest over four years, with 25% of the shares subject to the award vesting on the one-year anniversary of the award date, and the remainder vesting either in equal monthly or quarterly increments over the remaining term of the award, provided the recipient remains a service provider to the company.

Annual awards of restricted stock units made to existing employees in April 2011, including named executive officers, vest over four years at the rate of 12/48th of the shares on May 1, 2012, and thereafter at the rate of 3/48th of the original number of shares on the first day of each quarterly period of August, November, February and May commencing August 1, 2012, with the last 3/48th of the original number of shares vesting on May 1, 2015, so long as the restricted stock unit holder remains an officer or employee of the company. We set these vesting schedules in order to provide an incentive to our employees, including our named executive officers, to continue their employment with us over the long term and, with respect to the restricted stock units, generally to provide them the opportunity to sell their vested shares to cover taxes incurred with vesting during a period following the public release of our prior quarter's fiscal operating results.

Generally, we determine the size of each equity award to a named executive officer after reviewing long-term incentive compensation data from the compensation surveys and after considering the role of each named executive officer within our company, the criticality of his function within the organization and the named executive officer's current equity position from previous equity awards. Since long-term incentive compensation levels fluctuate from year to year (depending on each company's granting patterns, valuation assumptions, and stock price) and given the relatively low trading price of our ordinary shares, we generally review surveys using long-term incentive information from our Peer Group Companies under both a value approach, which is based on the fair value of long-term incentive awards, and a percentage of common shares outstanding approach, which compares the number of shares subject to each long-term incentive award to the number of shares outstanding for each company.

In April 2011, our board of directors granted each of our named executive officers restricted stock units as follows: Mr. Gray, 14,000; Mr. Sultzbaugh, 14,000; Mr. Kagan, 12,500; and Mr. Cohen, 14,000. These restricted stock units vest in accordance with the schedule described above in this section "Policies with Respect to Equity Compensation Awards." The initial determinations with respect to the number of restricted stock units granted to each named executive officer and the vesting terms were made by our compensation committee in consultation with our CEO (except for his own grant). Our compensation committee and CEO reviewed the 2010 Radford Executive Surveys—U.S. and the 2010 Radford International Survey—Israel in the process of determining the size of restricted stock unit grants but did not target a particular percentile or engage in any benchmarking. Our compensation committee and our CEO (except with respect to his own grant) recommended the number of restricted stock units and the vesting terms to our board of directors. Also, following shareholder approval at our 2011 annual general meeting of shareholders, upon the recommendation of our compensation committee and the approval of our audit committee and our board of directors, Eyal Waldman was granted 50,000 restricted stock units, and these restricted stock units vest in accordance with the schedule described above in this section "—Policies with Respect to Equity Compensation Awards."

Pursuant to Amendment No. 16, the compensation of our named executive officers (other than our CEO) and the compensation of other officers (who are not directors) who report directly to our CEO must be approved by our board of directors following the approval by our audit committee. In accordance with the Companies law, our CEO's compensation must be approved by our audit committee, board of directors and shareholders.

The company does not have any equity ownership guidelines that require any of our directors or executive officers to hold a stated number or fixed percentage of our ordinary shares.

Change of Control Severance Arrangements

In November 2006, we entered into executive severance benefits agreements with each of our named executive officers, some of which were amended in 2008 to ensure compliance with, or exemption from, Section 409A of the U.S. Internal Revenue Code.

Each of the executive severance benefit agreements to which we are a party provide that if the executive's employment with our company is terminated without cause or if the executive is constructively terminated (as these terms are defined in the agreements), and the executive provides us a general release of all claims, in each case during the 12-month period following a change of control (as defined in the agreements) of our company, then the executive is entitled to receive the following payments and benefits:

- Continuation of the named executive officer's salary for six months at a per annum rate of 120% of the executive's annual base salary in effect on the termination date.
- In the case of a named executive officer who resides in the United States, if the named executive officer elects COBRA coverage under our group health plan, payment for the cost to continue COBRA coverage for the named executive officer and his eligible dependents for up to 12 months following the termination date.
- Accelerated vesting and immediate exercisability of the named executive officer's outstanding and unvested stock awards as to 50% of the total number of unvested shares subject to such outstanding and unvested stock option awards.

We determined the amount of these payments and benefits prior to our initial public offering by reference to the general practices of public companies in our industry at that time.

The benefits payable under the severance agreements are in addition to payments or other benefits, if any, that any named executive officer who resides in Israel may be entitled to receive under applicable Israeli law. Israeli law generally requires severance pay equal to one month's salary for each year of employment upon the retirement, death or termination without cause (as defined in the Israeli Severance Pay Law) of an employee. To satisfy this requirement, we make contributions on behalf of most of our Israeli-based employees to a fund known as Managers' Insurance. This fund provides a combination of pension plan, insurance and severance pay benefits to the employee, giving the employee or his or her estate payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. Each full-time Israeli employee, including each of our Israeli-based named executive officers, is entitled to participate in the plan, and each employee who participates contributes an amount equal to 5% of his or her salary to the pension plan and we contribute between 13.33% and 15.83% of his or her salary (consisting of 5% to the pension plan, 8.33% for severance payments and up to 2.5% for disability insurance). In addition to the above, each full-time Israeli employee, including each of our Israeli-based named executive officers, is entitled to participate in an education fund plan, and each employee who participates contributes an amount equal to 2.5% of his or her salary to the education fund and we contribute 7.5% of his or her salary. The company's contributions to the education fund are made up to the maximum amount recognized for tax purposes (approximately 15,712 New Israeli Shekels) and any amounts beyond the maximum amount recognized for tax purposes is paid to the employee directly through his or her salary.

Within the context of our compensation philosophy, the compensation committee believes the terms of our executive severance agreements with our named executive officers will encourage their continued attention and dedication to their assigned duties through and following any change of control of our company. We believe that the terms of these agreements will further ensure that each of our named executive officers will continue to remain focused on the long-term objective of delivering shareholder value during and following a change of control event if they are assured that their long-term employment interests are reasonably provided for with a competitive market severance arrangement. We believe that these executive severance agreements thus help ensure the best interests of our shareholders.

The potential payments under the executive severance benefits agreements as of December 31, 2011 are set forth below under the heading "—Potential Payments Following a Change in Control."

Perquisites

Historically, from time to time, our compensation committee and board of directors have provided certain of our named executive officers with perquisites that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the below named executive officers. We believe that these additional benefits may assist our executive officers in performing their duties and provide time efficiencies for our executive officers in appropriate circumstances, particularly when we require frequent or lengthy travel, and we may consider providing additional perquisites in the future. In 2011, our named executive officers received the perquisites set forth in the table below, which our compensation committee determined were appropriate in order to facilitate the efforts of Mr. Waldman and Mr. Sultzbaugh on behalf of our company while at our California headquarters and the efforts of Mr. Gray on behalf of our company while conducting business from his home in Oregon.

Name	Perquisite
Eyal Waldman	Housing and housing-related expense reimbursement Tax reimbursement related to perquisites provided
Michael Gray	Housing-related expense reimbursement Select travel reimbursement Tax reimbursement related to perquisites provided
Marc Sultzbaugh	Car expense reimbursement Housing and housing-related expense reimbursement Select travel reimbursement Tax reimbursement related to perquisites provided

The table above does not include automobile-related expense reimbursement, insurance reimbursement, retirement fund contributions, severance fund contributions and education fund contributions, all of which are provided to all of our employees, including our named executive officers, who are based in Israel.

In the future, we may provide additional perquisites to our named executive officers as an element of their overall compensation structure. We do not expect these perquisites to be a significant element of our compensation structure. All future practices regarding perquisites will be approved and subject to periodic review by our compensation committee and/or board of directors. In addition, pursuant to Amendment No. 16, the compensation of our named executive officers (other than our CEO) and the compensation of other officers (who are not directors) who report directly to our CEO must be approved by our board of directors following the approval by our audit committee. In accordance with the Companies Law, our CEO's compensation must be approved by our audit committee, board of directors and shareholders.

Shareholder Advisory Vote to Approve Executive Compensation

At our 2011 Annual General Meeting of Shareholders, our shareholders voted, in non-binding advisory votes, (i) to approve the compensation of our named executive officers and (ii) in favor of having a non-binding shareholder vote to approve executive compensation once every year. Our compensation committee reviewed the result of the shareholders' advisory vote on executive compensation. In light of the approval by a substantial majority of our shareholders of the compensation programs described in our 2011 proxy statement (representing over 89% of the shares represented in person or by proxy at the meeting and entitled to vote), our compensation committee did not implement changes to our executive compensation programs as a result of the shareholders' advisory vote. The compensation of each of our named executive officers for 2011 reflects continued improvements in our financial and operating performance.

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code, establishes a limitation on the deductibility of compensation payable in any particular tax year to our named executive officers. Section 162(m) generally provides that publicly-held companies cannot deduct compensation paid to certain named executive officers to the extent that such compensation exceeds $1 million per officer. Compensation that is "performance-based" compensation within the meaning of the U.S. Internal Revenue Code does not count toward the $1 million limit. While the compensation committee may consider Section 162(m) in making its compensation decisions, historically, the deductibility of compensation under Section 162(m) has not been a factor in the compensation committee's determination process. The compensation committee will monitor the level of compensation paid to the company's named executive officers and may act in response to the provisions of Section 162(m).

2011 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to each named executive officer for the years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Units ($)(1)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(i)	(j)
Eyal Waldman(2)	2011	402,024	158,109	1,521,000	145,045(3)	2,226,178
President & Chief Executive	2010	363,451	157,500	899,550	149,485	1,569,986
Officer	2009	301,171	142,000	—	167,386	610,556
Michael Gray	2011	256,250	49,500	374,780	36,961(4)	717,491
Chief Financial Officer	2010	231,942	49,500	231,240	47,146	559,828
	2009	213,058	40,000	—	30,863	283,921
Marc Sultzbaugh	2011	255,002	49,500	374,780	68,989(5)	748,271
Vice President of Worldwide	2010	235,009	49,500	231,240	90,028	605,777
Sales	2009	204,460	40,000	—	105,780	350,240
Michael Kagan(2)	2011	209,701	37,074	334,625	50,017(6)	631,417
Vice President of Architecture	2010	186,736	36,900	211,970	43,120	478,726
	2009	154,153	32,000	—	36,133	222,286
Shai Cohen(2)	2011	218,007	43,404	374,780	51,435(7)	687,626
Vice President of Operations	2010	193,156	43,200	231,240	45,977	513,574
and Engineering	2009	156,808	33,000	—	38,057	227,864

(1) Amounts shown in this column represent the aggregate incremental grant date fair value of restricted stock units granted during 2011 and 2010, as calculated under FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The valuation assumptions used in determining such amounts are described in Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(2) Amounts reported for Messrs. Waldman, Kagan and Cohen in 2011 are converted from New Israeli Shekels to U.S. dollars using the 2011 average exchange rate of 3.55 New Israeli Shekels to 1 U.S. dollar. Amounts reported for Messrs. Waldman, Kagan and Cohen in 2010 are converted from New Israeli Shekels to U.S. dollars using the 2010 average exchange rate of 3.73 New Israeli Shekels to 1 U.S. dollar. Amounts reported for Messrs. Waldman, Kagan and Cohen in 2009 are converted from New Israeli Shekels to U.S. dollars using the 2009 average exchange rate of 3.91 New Israeli Shekels to 1 U.S. dollar.

(3) Includes $38,849 in housing and housing-related expense reimbursements, $34,107 in tax related reimbursements, $24,185 contributed to a severance fund, which is mandated by Israeli Law, $21,775 contributed to an employee education fund on behalf of Mr. Waldman, $14,517

contributed to a retirement fund on behalf of Mr. Waldman, $7,312 in insurance reimbursements and $4,300 in automobile related expense reimbursements.

(4) Includes tax related reimbursements of $12,191, 401(k) plan matching contribution of $9,800, housing-related expense reimbursements of $8,332, select travel reimbursements of $5,554 and insurance benefits of $1,084.

(5) Includes housing and housing-related expense reimbursements of $24,000, tax related reimbursements of $22,754, 401(k) plan matching contribution of $9,800, select travel reimbursements of $7,169, automobile related expense reimbursements of $4,888 and insurance benefits of $378.

(6) Includes $17,468 contributed to a severance fund, which is mandated by Israeli Law, $15,728 contributed to an employee education fund on behalf of Mr. Kagan, $10,485 contributed to a retirement fund on behalf of Mr. Kagan, $5,078 for automobile related expenses pursuant to the company's automobile leasing program and $1,258 in insurance reimbursements.

(7) Includes $18,160 contributed to a severance fund, which is mandated by Israeli Law, $16,351 contributed to an employee education fund on behalf of Mr. Cohen, $10,900 contributed to a retirement fund on behalf of Mr. Cohen, $4,716 for automobile related expenses pursuant to the company's automobile leasing program and $1,308 in insurance reimbursements.

2011 Grants of Plan-Based Awards

The table below sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2011.

Name	Grant Date(2)	Date of Board or Compensation Committee Action	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(1)
(a)	(b)		(i)	(l)
Eyal Waldman	5/16/2011	3/22/2011	50,000	1,521,000
Michael Gray	4/13/2011	4/13/2011	14,000	374,780
Marc Sultzbaugh	4/13/2011	4/13/2011	14,000	374,780
Michael Kagan	4/13/2011	4/13/2011	12,500	334,625
Shai Cohen	4/13/2011	4/13/2011	14,000	374,780

(1) Represents the grant date fair value of restricted stock units granted in 2011 calculated in accordance with the provisions of FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The valuation assumptions used in determining such amounts are described in Note 11 to our consolidated financial statements included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(2) Except with respect to Mr. Waldman's award, all restricted stock units vest at a rate of $12/48^{th}$ of the original number of shares on May 1, 2012, and thereafter at a rate of $3/48^{th}$ of the original number of shares on the first day of each quarterly period of August, November, February and May commencing on August 1, 2012, with the last $3/48^{th}$ of the original number of shares vesting on May 1, 2015 so long as each of the employees remains an officer or employee of the company. Mr. Waldman's award vests at the rate of $12/48^{th}$ of the original number of shares on May 1, 2012, and thereafter at the rate of $3/48^{th}$ of the original number of shares on the first day of each quarterly period of August, November, February and May commencing August 1, 2012, with the last $3/48^{th}$ of the original number of shares vesting on May 1, 2015, so long as Mr. Waldman continues to provide services to the company.

2011 Outstanding Equity Awards At Fiscal Year-End Table

The following table provides information on the stock options and restricted stock units held by each of our named executive officers as of December 31, 2011.

	Option Awards					Stock Awards		
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date	Vesting Commencement Date	Number of Shares or Units of Stock that Have Not Vested (#)(2)	Market Value of Shares or Units of Stock that Have Not Vested (#)
(a)		(b)	(c)	(e)	(f)			
Eyal Waldman	10/26/2006	114,284	—	9.19	10/26/2016			
	12/26/2008	67,500	22,500	8.23	12/26/2018			
	4/22/2009	36,420	4,552	10.23	4/22/2019			
						1/1/2010	24,376	791,976
						5/1/2011	50,000	1,624,500
Michael Gray .	10/26/2006	22,857	—	9.19	10/26/2016			
	12/26/2008	14,856	4,952	8.23	12/26/2018			
	4/22/2009	27,180	3,397	10.23	4/22/2019			
						1/1/2010	6,500	211,185
						5/1/2011	14,000	454,860
Marc Sultzbaugh .	12/26/2008	7,217	6,950	8.23	12/26/2018			
	4/22/2009	104,315	13,039	10.23	4/22/2019			
						1/1/2010	6,500	211,185
						5/1/2011	14,000	454,860
Michael Kagan	10/26/2006	78,571	—	9.19	10/26/2016			
	12/26/2008	16,941	5,647	8.23	12/26/2018			
	4/22/2009	22,038	2,755	10.23	4/22/2019			
						1/1/2010	5,958	193,575
						5/1/2011	12,500	406,125
Shai Cohen . .	6/1/2002	30,000	—	1.47	6/19/2012			
	6/1/2003	2,857	—	2.63	12/28/2013			
	12/26/2008	14,335	4,778	8.23	12/26/2018			
	4/22/2009	27,181	3,397	10.23	4/22/2019			
						1/1/2010	6,500	211,185
						5/1/2011	14,000	454,860

(1) Options with a vesting commencement date of April 22, 2009 vest with respect to $1/3^{rd}$ of the ordinary shares subject thereto on the first anniversary of the date of grant and then in equal monthly installments over the next two years. All other options vest with respect to twenty-five percent (25%) of the shares subject thereto on the first anniversary of the vesting commencement date and with respect to $1/48^{th}$ of the shares subject to the option on each monthly anniversary of the vesting commencement date thereafter.

(2) Restricted stock units with a vesting commencement date of January 1, 2010 vest with respect to $13/48^{th}$ of the original number of ordinary shares subject thereto on February 1, 2011 and thereafter at a rate of $3/48^{th}$ of the original number of shares on the first day of each quarterly period of May, August, November and February commencing on May 1, 2011, with the last $2/48^{th}$ of the original number of shares vesting on January 1, 2014. Restricted stock units with a vesting commencement date of May 1, 2011 vest with respect to $12/48^{th}$ of the original number of ordinary shares subject thereto on May 1, 2012 and thereafter at a rate of $3/48^{th}$ of the original number of shares on the first day of each quarterly period of August, November, February and May commencing on August 1, 2012, with the last $3/48^{th}$ of the original number of shares vesting on May 1, 2015.

2011 Option Exercises and Shares Vested Table

The following table summarizes share option exercises by our named executive officers in 2011.

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
(a)	(b)	(c)
Eyal Waldman	—	—
Michael Gray	51,285	1,526,889
Marc Sultzbaugh	28,785	875,941
Michael Kagan	45,000	1,292,901
Shai Cohen	—	—

(1) The value realized upon exercise is the difference between the option exercise price and the market price of the underlying shares at exercise multiplied by the number of shares covered by the exercised option.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executives participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination or Change of Control

The following table sets forth quantitative estimates of the benefits to be received by each of our named executive officers under the executive severance benefits agreements described above, if his employment were terminated without cause or constructively terminated (as these terms are defined in the executive severance benefits agreements) on December 31, 2011, assuming that such termination occurred during the 12-month period following a change of control (as such term is defined in the executive severance benefits agreements) of our company. Such benefits are in addition to any payments or other benefits that our employees, including our named executive officers, who reside in Israel may be entitled to receive under applicable Israeli law. For more information, see "—Change of Control Severance Arrangements."

Potential Payments Upon Termination Following a Change of Control

Name	Salary Continuation ($)	COBRA Coverage ($)	Israeli Severance Benefits ($)	Value of Accelerated Equity Awards ($)(1)	Total ($)
Eyal Waldman	225,000	6,330	347,915	489,601	1,068,846
Michael Gray	147,000	19,567	—	180,881	347,448
Marc Sultzbaugh	144,000	13,874	—	377,972	535,846
Michael Kagan	120,219	—	183,668	177,049	480,936
Shai Cohen	124,981	—	190,943	234,668	550,592

(1) The value of accelerated equity awards represents the aggregate intrinsic value of each named executive officer's unvested options as of December 31, 2011. The intrinsic value with respect to each option is the positive difference, if any, between the aggregate exercise price of the option

and the aggregate fair market value of the ordinary shares subject to the option as of December 31, 2011. The closing price of our ordinary shares on December 30, 2011, the last day of trading in 2011, was $32.49 per share.

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2011.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders(1)	5,898,022	13.42	1,743,799
Equity compensation plans not approved by security holders	—	—	—
Total	5,898,022	13.42	1,743,799

(1) Consists of 1999 United States Equity Incentive Plan, 1999 Israeli Share Option Plan, 2003 Israeli Share Option Plan, Global Share Incentive Plan (2006) and Global Share Incentive Assumption Plan (2010).

SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

The following table provides information relating to the beneficial ownership of our ordinary shares as of January 31, 2012, by:

- each shareholder known by us to own beneficially more than 5% of our ordinary shares (based on information supplied in Schedules 13D and 13G filed with the SEC, as indicated);
- each of our executive officers named in the summary compensation table on page 27 (our principal executive officer, our principal financial officer and our three other most highly compensated executive officers);
- each of our directors and nominees for director; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days of January 31, 2012. Except as indicated by footnote, and subject to community property laws where applicable, we believe the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, Attention: Chief Financial Officer.

	Beneficial Ownership				
Name of Beneficial Owner	Ordinary Shares	Options Exercisable within 60 Days	Restricted Stock Units Vesting within 60 Days	Shares Beneficially Owned	Percentage of Shares Outstanding(1)
5% Shareholders:					
FMR LLC(2) 82 Devonshire Street Boston, MA 02109	5,901,425	—	—	—	15.00%
Oracle Corporation(3) 500 Oracle Parkway Redwood City, CA 94065	3,782,800	—	—	—	9.84%
Executive Officers, Directors and Nominees for Director:					
Eyal Waldman(4)	1,531,195	227,243	2,812	1,761,250	4.40%
Dov Baharav	—	22,222	—	22,222	*
Shai Cohen	191,642	78,116	750	270,508	*
Glenda Dorchak	3,333	45,793	834	49,960	*
Irwin Federman	34,966	37,791	834	73,591	*
Michael Gray(5)	439	68,679	750	69,868	*
Amal M. Johnson	18,333	79,363	834	98,530	*
Michael Kagan	122,442	109,558	687	232,687	*
Thomas J. Riordan	42,877	33,649	834	77,360	*
Marc Sultzbaugh	5,210	123,049	750	129,009	*
Thomas Weatherford	8,333	33,649	834	42,816	*
All executive officers and directors as a group (12 persons)	2,142,812	925,888	10,606	3,079,306	7.56%

* Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.

(1) The applicable percentage ownership for members of our board of directors and named executive officers is based on 39,789,409 ordinary shares outstanding as of January 31, 2012, together with applicable options and restricted stock units for such shareholder. The applicable percentage ownership for the other beneficial owners listed in the table is based on the number of outstanding shares as of December 31, 2011 and September 22, 2011, as indicated in the relevant Schedules 13G/A and 13D/A filings described in footnotes 2 and 3 below, respectively. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Ordinary shares subject to the options currently exercisable, or exercisable within 60 days of January 31, 2012, and ordinary shares underlying restricted stock units that vest within 60 days of January 31, 2012 are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person.

(2) This information is based on Amendment No. 5 of the Schedule 13G/A filed with the SEC on February 14, 2012 by FMR LLC ("FMR"), Fidelity Management & Research Company ("Fidelity"), Fidelity Growth Company Fund ("Fidelity Growth") and Edward C. Johnson 3d, pursuant to a joint filing agreement. Fidelity, a wholly-owned subsidiary of FMR and an investment adviser, is the beneficial owner of 5,848,025 ordinary shares as a result of acting as

investment adviser to various investment companies. The ownership of one investment company, Fidelity Growth, amounted to 3,889,124 ordinary shares. Edward C. Johnson 3d and FMR, through its control of Fidelity, and the funds each has sole power to dispose of the 5,848,025 ordinary shares owned by FMR funds. Members of the family of Edward C. Johnson 3d, chairman of FMR, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders of FMR have entered into a shareholders' voting agreement under which all Series B voting common shares of FMR will be voted in accordance with the majority vote of Series B voting common shares of FMR. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Edward C. Johnson 3d, chairman of FMR, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 53,400 ordinary shares. Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole dispositive power over 53,400 shares and sole power to vote or to direct the voting of 53,400 ordinary shares owned by the institutional accounts managed by PGATC. Fidelity, FMR and Fidelity Growth have their principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. PGATC has its principal business office at 900 Salem Street, Smithfield, Rhode Island 02917.

(3) This information is based on the Schedule 13D/A filed with the SEC on September 22, 2011 by Oracle Corporation ("Oracle"). Oracle is the beneficial owner and has sole power to dispose of the 3,782,800 ordinary shares owned by Oracle.

(4) Includes 1,515,726 ordinary shares held by Waldo Holdings 2, a general partnership formed pursuant to the laws of Israel, of which Eyal Waldman is a general partner. Mr. Waldman has sole voting and dispositive power over all of the shares.

(5) Includes 439 ordinary shares held by the M&M Gray Family 2001 Trust U/T/A, for which Mr. Gray is a trustee.

Compliance with Section 16(a) Filing Requirements

Section 16(a) of the Exchange Act requires directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership with the SEC and The NASDAQ Stock Market. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of such forms received with respect to the fiscal year 2011, we believe that all directors, executive officers and persons who own more than 10% of our ordinary shares have complied with the reporting requirements of Section 16(a).

EXECUTIVE OFFICERS

Set forth below is certain information regarding each of our executive officers as of April 1, 2012.

Name	Age	Position(s)
Eyal Waldman	51	Chief Executive Officer, President, Chairman of the Board and Director
Roni Ashuri	52	Vice President of Engineering
Shai Cohen	48	Chief Operating Officer
Michael Gray	55	Chief Financial Officer
Michael Kagan	54	Chief Technology Officer and Vice President of Architecture
Marc Sultzbaugh	48	Vice President of Worldwide Sales

Eyal Waldman is a co-founder of Mellanox, and has served as our chief executive officer, president and chairman of our board of directors since March 1999. From March 1993 to February 1999, Mr. Waldman served as vice president of engineering and was a co-founder of Galileo Technology Ltd., or Galileo, a semiconductor company, which was acquired by Marvell Technology Group, Ltd. in January 2001. From August 1989 to March 1993, Mr. Waldman held a number of design and architecture related positions at Intel Corporation, a manufacturer of computer, networking and communications products. Mr. Waldman also previously served on the board of directors of a number of private companies. Mr. Waldman holds a Bachelor of Science in Electrical Engineering and a Master of Science in Electrical Engineering from the Technion—Israel Institute of Technology. Mr. Waldman is located in Israel.

Roni Ashuri is a co-founder of Mellanox and has served as our vice president of engineering since June 1999. From March 1998 to May 1999, Mr. Ashuri served as product line director of system controllers at Galileo. From May 1987 to February 1998, Mr. Ashuri worked at Intel Corporation, where he was a senior staff member in the Pentium processors department and a cache controller group staff member. Mr. Ashuri holds a Bachelor of Science in Electrical Engineering from the Technion—Israel Institute of Technology. Mr. Ashuri is located in Israel.

Shai Cohen is a co-founder of Mellanox and has served as our chief operating officer since May 2011. Previously, Mr. Cohen served as our vice president of operations and engineering from June 1999 until May 2011. From September 1989 to May 1999, Mr. Cohen worked at Intel Corporation, where he was a senior staff member in the Pentium processors department and a circuit design manager at the cache controllers group. Mr. Cohen holds a Bachelor of Science in Electrical Engineering from the Technion—Israel Institute of Technology. Mr. Cohen is located in Israel.

Michael Gray has served as our chief financial officer since December 2004. Prior to joining Mellanox, from March 1995 until July 2004, Mr. Gray served in various capacities at SanDisk Corporation, a flash memory storage company, including director of finance from March 1995 to July 1999, vice president of finance from August 1999 to February 2002 and as senior vice president of finance and administration and chief finance officer from March 2002 to July 2004. From July 1990 to February 1995, Mr. Gray served as controller of Consilium, Inc., a systems software development company which was acquired by Applied Materials, Inc. in December 1998. From October 1981 to June 1990, Mr. Gray served in various capacities at ASK Computer Systems, Inc., an enterprise resource planning solutions provider, including as treasury manager. Mr. Gray holds a Bachelor of Science in Finance from the University of Illinois and a Master of Business Administration from Santa Clara University. Mr. Gray is located in the United States.

Michael Kagan is a co-founder of Mellanox and has served as our chief technology officer and vice president of architecture since January 2009. Previously, Mr. Kagan served as our vice president of architecture from May 1999 to December 2008. From August 1983 to April 1999, Mr. Kagan held a number of architecture and design positions at Intel Corporation. While at Intel Corporation, between March 1993 and June 1996, Mr. Kagan managed Pentium MMX design, and from July 1996 to

April 1999, he managed the architecture team of the Basic PC product group. Mr. Kagan holds a Bachelor of Science in Electrical Engineering from the Technion—Israel Institute of Technology. Mr. Kagan is located in Israel.

Marc Sultzbaugh has served as our vice president of worldwide sales since April 2007. Mr. Sultzbaugh joined Mellanox in 2001 as director of high performance computing and director of central area sales and was later promoted to senior director of sales in October 2005. Prior to joining Mellanox, he held various executive sales and marketing positions with Brooktree Semiconductor. From 1985 to 1989, Mr. Sultzbaugh was an engineer at AT&T Microelectronics. He holds a Bachelor of Science degree in Electrical Engineering from The University of Missouri-Rolla and a Masters of Business Administration from The University of California, Irvine. Mr. Sultzbaugh is located in the United States.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

Director Independence

The board of directors consists of seven directors. Our board of directors has determined that each of our current directors other than Eyal Waldman, our president, chief executive officer and chairman of the board, is independent under the director independence standards of The NASDAQ Stock Market.

The Companies Law provides that our board of directors is required to determine how many of our members of the board of directors should be required to have financial and accounting expertise, in addition to an outside director with financial and accounting expertise. Our board of directors has determined that at least one member of our board of directors (excluding outside directors) should be required to have financial and accounting expertise. Each member of the audit committee of our board of directors has financial and accounting expertise as defined under Israeli law.

Board Leadership Structure

Mr. Waldman is a co-founder of the company and has served as our chief executive officer, president and chairman of the board of directors since March 1999. The board of directors has determined that this is the most effective leadership structure for the company at the present time, taking into consideration the efficiencies associated with the company's co-founder and chief executive officer serving as chairman of the board and the active role of the remaining directors, each of whom is independent. As the chief executive officer, Mr. Waldman has detailed knowledge of the risks, opportunities and challenges facing the company and is, therefore, the most appropriate person to identify strategic priorities and to develop an agenda that ensures that the board of directors' time and attention are focused on critical matters. The combined role also facilitates the flow of information between management and the board of directors and ensures clear accountability for the execution of the company's strategy.

The board of directors acts independently of management. In March 2010, the board of directors designated Irwin Federman as lead independent director, which we believe further contributes to the board's independence. The board of directors regularly holds independent director sessions of the board without members of management present. In addition, each of the committees of the board of directors comprises only independent directors.

Risk Oversight

The board of directors oversees the company's risk exposures and risk management of various parts of the business, including appropriate guidelines and policies to minimize business risks and major financial risks and the steps management has undertaken to control them. In its risk oversight role, the board of directors reviews annually the company's strategic plan, which includes an assessment of potential risks facing the company. While the board of directors has the ultimate oversight responsibility for the risk management process, various committees of the board also have responsibility for risk management. In particular, the audit committee focuses on financial risk, including internal controls, as described below under the section titled "—Audit Committee." In addition, in setting compensation, the compensation committee strives to create incentives that do not encourage risk-taking behavior that is inconsistent with the company's business strategy. Each committee regularly reports to the full board of directors.

Committees of the Board of Directors

Our board of directors has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. From time to time, the board of directors may also create various ad hoc committees for special purposes. The membership of each of the three standing committees of the board of directors as of December 31, 2011 is set forth below:

Name of Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Dov Baharav	Member	—	Member
Glenda Dorchak	—	Member	Member
Irwin Federman	Member	Member	—
Thomas Riordan	Member	Chairman	—
Amal M. Johnson	Member	Member	Chairman
Thomas Weatherford	Chairman	—	Member

Mr. Waldman is not a member of any standing committee of our board of directors.

Audit Committee

Our board of directors must appoint an audit committee comprised of at least three directors including both of the outside directors. Under the Companies Law, the chairman of the board of directors, any controlling shareholder or his or her relative and any director employed by the company or who provides services to the company on a regular basis may not be a member of the audit committee. Pursuant to Amendment No. 16, any director employed by, or who provides services on a regular basis to, a controlling shareholder of a company or an entity controlled by a controlling shareholder and any director whose principal livelihood is derived from such controlling shareholder, may also not be a member of the audit committee.

Amendment No. 16 also provides that a majority of the members of the audit committee must be "Independent Directors" and that the chairman of the audit committee must be an "Outside Director" (each as defined under the Companies Law). In 2011, companies listed on both the TASE and The NASDAQ Stock Market were granted an exemption that was adopted in the Companies Regulations, pursuant to which the chairman of our audit committee may be an Independent Director (and not an Outside Director) until September 14, 2014. All of the members of our audit committee satisfy the criteria of an "Independent Director" (as defined under the Companies Law). Amendment No. 16 further provides that the quorum for discussions and adoption of resolutions by the audit committee is a majority of the audit committee members, provided that a majority of those present are Independent Directors and at least one of them is an Outside Director (each as defined under the Companies Law). Amendment No. 16 also provides restrictions as to who may be present at meetings of the audit committee.

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, our audit committee evaluates the independent auditors' qualifications, independence and performance, determines the engagement of the independent auditors, reviews and approves the scope of the annual audit and the audit fee, discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, approves the retention of the independent auditors to perform any proposed permissible non-audit services, monitors the rotation of partners of the independent auditors on the Mellanox engagement team as required by law, reviews our critical accounting policies and estimates, oversees our internal audit function, reviews, approves and monitors our code of ethics and "whistleblower" procedures for the treatment of reports of concerns regarding questionable accounting or auditing matters and annually reviews the audit committee charter and the committee's performance.

In addition, our audit committee reviews and, where required, approves all related party transactions on an ongoing basis as required by the Companies Law and the regulations promulgated thereunder and as required by The NASDAQ Listing Rules. Under the Companies Law, our audit committee must approve specified actions and transactions with office holders and controlling shareholders or in which an office holder or controlling shareholder has a personal interest. The audit committee is also required to determine whether any such action is material and whether any such transaction is an extraordinary transaction, for the purpose of approving such action or transaction as required by the Companies Law. Our audit committee may not approve any such action or transaction, unless, at the time of approval, the audit committee complies with the requirements for composition and presence at audit committee meetings. A "controlling shareholder" is a shareholder who has the ability to direct the company's activity, excluding an ability deriving merely from holding an office of director or another office in the company, and a person will be presumed to control the company if he holds 50% or more of (i) our voting rights or (ii) the rights to appoint our directors or general managers. For the purpose of "transactions with an interested party," the definition also includes a shareholder that owns 25% or more of the voting rights in the general meeting of the company, if there is no other person who holds more than 50% of the voting rights in the company. Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Additionally, under the Companies Law, the role of the audit committee is, among other things, to identify any irregularities in the business management of the company in consultation with the company's independent accountants and internal auditor and to suggest an appropriate course of action. Our audit committee charter allows the committee to rely on interviews and consultations with our management, our internal auditor and our independent public accountant and does not obligate the committee to conduct any independent investigation or verification. We initially designated an internal auditor during the fiscal year ended December 31, 2008.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market. Our board has determined that Mr. Weatherford is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by The NASDAQ Stock Market rules and regulations. Our board has determined that Ms. Johnson, as an outside director, has the requisite financial and accounting expertise required under the Companies Law. Our board has also determined that each of the members of our audit committee is independent within the meaning of the independent director standards of The NASDAQ Stock Market and the SEC. Our board of directors has adopted a written charter for the audit committee. A copy of the charter is available on our website at www.mellanox.com under "Investor Relations—Corporate Governance."

Compensation Committee

Our compensation committee reviews and recommends our programs, policies and practices relating to compensation and benefits of our officers and employees. The compensation committee, in consultation with our chief executive officer (other than with regard to his own compensation) and our board of directors, decides how much cash compensation should be part of each officer's total compensation by comparing the officer's compensation against a peer group of companies listed in the survey data we utilize and considering the relative importance of short-term incentives. In addition, the compensation committee, in consultation with our chief executive officer (other than with regard to his own compensation), makes recommendations to our board of directors regarding equity-based compensation to align the interests of our management with shareholders, considering each officer's equity holdings. The compensation committee also manages the issuance of share options and other awards under our equity incentive plans. The compensation committee will review and evaluate, at least annually, the goals and objectives of our incentive compensation plans and monitors the results against the approved goals and objectives. All members of our compensation committee are independent under the applicable rules and regulations of the SEC, The NASDAQ Stock Market and the U.S. Internal Revenue Code. Our board of directors has adopted a written charter for the compensation committee. A copy of the charter is available on our website at www.mellanox.com under "Investor Relations—Corporate Governance."

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the composition and organization of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning governance matters. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable rules and regulations of the SEC and The NASDAQ Stock Market. Our board of directors has adopted a written charter for the nominating and corporate governance committee. A copy of the charter is available on our website at www.mellanox.com under "Investor Relations—Corporate Governance."

Meetings Attended by Directors

The board of directors held a total of fifteen meetings during 2011. The audit committee, compensation committee and nominating and corporate governance committee held eight, nine and three meetings, respectively, during 2011. During 2011, each of our directors attended or participated in at least 75% of the aggregate of the total number of meetings of the board of directors and the total number of meetings held by the committees of the board of directors on which he or she served.

Our directors are encouraged to attend our annual general meeting of shareholders although we do not maintain a formal policy regarding director attendance at the annual general meeting of shareholders. In 2011, Mr. Waldman was the only director who attended the annual general meeting of shareholders.

Consideration of Director Nominees

Shareholder Nominations and Recommendations. Our amended and restated articles of association set forth the procedure for the proper submission of shareholder nominations for membership on the board of directors as previously discussed. In addition, the nominating and corporate governance committee may consider properly submitted shareholder recommendations for candidates for membership on the board of directors. A shareholder may make such a recommendation by submitting the following information to the secretary of the company at the offices of Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085: the name and address of both the shareholder who intends to make the nomination and of the person or persons to be nominated; a representation that the recommending shareholder is a holder of record of our ordinary shares and is entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the candidate; if applicable, a description of all arrangements or understandings between the shareholder and each nominee pursuant to which nominations are to be made by the shareholder; the consent of each nominee to serve as a director if so elected; and a declaration signed by each nominee declaring that there is no limitation under the Companies Law for the appointment of such nominee. Shareholders are also advised to review our amended and restated articles of association, which contain additional requirements with respect to shareholder nominees for our board of directors. The chairman of the board of directors may refuse to acknowledge the nomination of any person not made in compliance with these procedures.

Director Qualifications. Members of the board of directors should have the highest professional and personal ethics and values and conduct themselves in a manner that is consistent with our Code of Business Conduct and Ethics. While the nominating and corporate governance committee has not established specific minimum qualifications for director candidates, the committee believes that candidates and nominees must reflect a board of directors that comprises directors who have: personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly-held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today's business environment; experience in the company's industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of the company's operations; and practical and mature business judgment, including ability to make independent analytical inquiries.

Identifying and Evaluating Director Nominees. Although candidates for nomination to the board of directors typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the board of directors through professional search firms, shareholders or other persons. The nominating and corporate governance committee reviews the qualifications of any candidates who have been properly brought to the committee's attention. Such review may, at the committee's discretion, include a review solely of information provided to the committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the committee deems proper. The nominating and corporate governance committee considers the suitability of each candidate, including the current members of the board of directors, in light of the current size and composition of the board of directors. In evaluating the qualifications of the candidates, the committee considers many factors, including issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and other similar factors. The committee evaluates such factors, among others, and does not assign any particular weighting or priority to any of these factors. Candidates properly recommended by shareholders are evaluated by the committee using the same criteria as other candidates. In addition, under the Companies Law, if at the time for the appointment of outside directors all members of the board of directors, which are not the controlling shareholders of the company or their relatives, are of the same gender, then at least one of the outside directors to be appointed must be of the other gender.

Code of Business Conduct and Ethics

We are committed to maintaining the highest standards of business conduct and ethics. Our Code of Business Conduct and Ethics reflects our values and the business practices and principles of behavior that support this commitment. The code applies to all of our officers, directors and employees and satisfies SEC rules for a "code of ethics" required by Section 406 of the Sarbanes-Oxley Act of 2002, as well as the NASDAQ listing standards requirement for a "code of conduct." The code is available on our website at www.mellanox.com under "Investor Relations—Corporate Governance." We will post any amendment to the code, as well as any waivers that are required to be disclosed by the rules of the SEC or The NASDAQ Stock Market, on our website.

Risk Assessment and Compensation Practices

Our management assessed and discussed with our compensation committee and board of directors the company's compensation policies and practices for our employees as they relate to our risk management and, based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on the company in the future.

Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash bonuses and sales commissions focus on achievement of short-term or annual goals, which may encourage the taking of short-term risks at the expense of long-term results, we believe that our internal controls help mitigate this risk and our performance-based cash bonuses and sales commissions are limited, representing a small portion of the total compensation opportunities available to most employees. We also believe that our performance-based cash bonuses and sales commissions appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success and do not encourage unnecessary or excessive risk-taking.

A significant proportion of the compensation provided to our employees is in the form of long-term equity-based incentives that are important to help further align our employees' interests with those of our shareholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our share price. In addition, we generally stagger grants of equity-based awards and subject them to long-term vesting schedules to help ensure that employees have significant value tied to the long-term performance of our ordinary shares.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Certain Relationships and Related Transactions

In our last fiscal year, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of our ordinary shares or any members of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. For a description of our related party transactions procedures, see "—Audit Committee."

Family Relationships

There are no family relationships among any of our directors or executive officers.

Communications with the Board of Directors

We provide a process for shareholders to send communications to our board of directors, any committee of our board of directors or any individual director, including non-employee directors. Shareholders may communicate with our board of directors by writing to: Board of Directors, c/o Corporate Secretary, Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085. The secretary will forward correspondence to our board of directors, one of the committees of our board of directors or an individual director, as the case may be, or, if the secretary determines in accordance with his best judgment that the matter can be addressed by management, then to the appropriate executive officer.

Director Compensation

In October 2006, our board of directors adopted a compensation program for non-employee directors which became effective on February 6, 2007 and was amended at our 2008 annual general meeting of shareholders with respect to the annual retainer amount paid to Mr. Weatherford for his service as chairperson of our audit committee. Effective January 1, 2011, except with respect to outside directors under the Companies Law, for whom the following compensation program was effective from the date of their reappointment as outside directors at our 2010 annual general meeting of shareholders, our board of directors and our audit committee adopted the following revised cash compensation program for non-employee directors. This revised compensation program was approved by shareholders at our 2010 annual general meeting of shareholders. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

- $35,000 per year for service as a board member;
- $25,000 per year for service as chairperson of the audit committee and $7,000 per year each for service as chairperson of the compensation and of the nominating and corporate governance committees;
- $5,000 per year for service as a member of the audit committee and $3,000 per year each for service as a member of the compensation and of the nominating and corporate governance committees; and
- no fees to be paid for each board or committee meeting attended.

In addition to cash compensation, each of our non-employee directors receive initial and annual, automatic, non-discretionary grants pursuant to our Non-Employee Director Option Grant Policy, which was established under our Global Share Incentive Plan (2006), of nonqualified share options, in the case of non-employee directors who are U.S. taxpayers, and options that qualify in accordance with Section 102 of the Israeli Tax Ordinance, 1961, in the case of non-employee directors who are Israeli taxpayers. On January 26, 2010, the board of directors amended the Non-Employee Director Grant Policy, effective as of the date of the 2010 annual general meeting of shareholders. The amendment of the Non-Employee Director Grant Policy was approved by shareholders at the 2010 annual general meeting. Pursuant to the Non-Employee Director Grant Policy, each new non-employee director will receive an option to purchase 50,000 ordinary shares as of the date he or she first becomes a non-employee director, which will begin vesting immediately in equal monthly increments over the thirty-six months following such appointment and will be 100% vested on the thirty-six month anniversary of such appointment provided the director continues to serve as a non-employee director. In addition, following the date of each annual general meeting, each individual who continues to serve as a non-employee director on such date will receive an award of 5,000 restricted stock units, which will begin vesting immediately in equal monthly increments over the twelve months following such meeting and will be 100% vested on the twelve-month anniversary of the grant date provided the director continues to serve as a non-employee director.

The exercise price of each equity award granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by such award. Equity awards will have a maximum term of ten years measured from the grant date, subject to earlier termination in the event of the director's cessation of service to our company.

Under our Non-Employee Director Option Grant Policy, our directors will have a three-month period following cessation of service to our company in which to exercise any outstanding vested options, except in the case of a director's death or disability, in which case the options will be exercisable by the director or his or her estate or beneficiary for a 12-month period following the cessation of services. Options and restricted stock units granted to our non-employee directors pursuant to our Non-Employee Director Option Grant Policy will fully vest and become immediately exercisable upon a change in control of our company.

The compensation of our outside directors, Ms. Johnson and Mr. Riordan, is subject to restrictions imposed by Israeli law and cannot, among other things, be greater than the average compensation paid to all other non-executive directors nor less than the lowest compensation paid to any other non-executive director at the time of determination of the outside directors' compensation.

The table below sets forth information regarding compensation provided by us to our non-employee directors during the year ended December 31, 2011.

Director Compensation in Fiscal Year 2011

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Total
(a)	(b)	(c)	(d)	(h)
Thomas Riordan	47,000	149,950	—	196,950
Thomas Weatherford	63,000	149,950	—	212,950
Irwin Federman	43,000	149,950	—	192,950
Dov Baharav	40,451	—	—	40,451
Amal M. Johnson	50,000	149,950	—	199,950
Glenda Dorchak	41,000	149,950	—	190,950

(1) Amounts shown in this column represent the aggregate incremental grant date fair value of restricted stock units granted during 2011, as calculated under FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The valuation assumptions used in determining such amounts are described in Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

The aggregate number of ordinary shares subject to outstanding option awards for each person in the table set forth above as of December 31, 2011 is as follows:

Name	Shares Subject to Outstanding Options as of 12/31/11 (#)	Shares Subject to Unvested Restricted Stock Units as of 12/31/11 (#)
Thomas Riordan	34,284	2,083
Thomas Weatherford	34,284	2,083
Irwin Federman	38,426	2,083
Dov Baharav	50,000	—
Amal M. Johnson	79,998	2,083
Glenda Dorchak	52,142	2,083

This proxy statement contains "forward-looking statements" (as defined in the Private Securities Litigation Reform Act of 1995). These statements are based on the company's current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding actions to be taken by the company. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements should be evaluated together with the many uncertainties that affect the company's business, particularly those mentioned in the risk factors in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011 and in our periodic reports on Form 10-Q.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC's public reference rooms. Our SEC filings are also available to the public at the SEC's website at www.sec.gov and through our website at www.mellanox.com.

OTHER MATTERS

As of the date of this proxy statement, no shareholder had advised us of the intent to present any other matters, and we are not aware of any other matters to be presented, at the meeting. Accordingly, the only items of business that our board of directors intends to present at the meeting are set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the persons named as proxyholders will use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the board of directors,

Alan C. Mendelson
Secretary

Menlo Park, California
April 19, 2012

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MELLANOX TECHNOLOGIES, LTD.

AMENDED AND RESTATED EMPLOYEE SHARE PURCHASE PLAN

(Adopted by the Board of Directors of Mellanox Technologies, Ltd. on November 22, 2006 and approved by the shareholders of Mellanox Technologies, Ltd. on December 5, 2006)
(Amended and Restated by the Board of Directors of Mellanox Technologies, Ltd. on February 22, 2012 and approved by the shareholders of Mellanox Technologies, Ltd. on , 2012)

Mellanox Technologies, Ltd., a company organized under the laws of the State of Israel (the "***Company***"), hereby adopts the Mellanox Technologies, Ltd. Amended and Restated Employee Share Purchase Plan, as amended from time to time (the "***Plan***"), effective as of the Effective Date (as defined herein), which amends and restates in its entirety the Mellanox Technologies, Ltd. Employee Share Purchase Plan approved by the shareholders of the Company as of December 5, 2006.

1. *Purpose.* The purposes of the Plan are as follows:

(a) To assist employees of the Company and its Designated Subsidiaries (as defined below) in acquiring a share ownership interest in the Company pursuant to a plan which is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423(b) of the Code (as defined herein).

(b) To help employees provide for their future security and to encourage them to remain in the employment of the Company and its Designated Subsidiaries.

2. *Definitions.*

(a) "***Administrator***" shall mean the administrator of the Plan, as determined pursuant to Section 14 hereof.

(b) "***Board***" shall mean the Board of Directors of the Company.

(c) "***Code***" shall mean the U.S. Internal Revenue Code of 1986, as amended.

(d) "***Committee***" shall mean the committee appointed to administer the Plan pursuant to Section 14 hereof.

(e) "***Shares***" shall mean the Ordinary Shares, nominal value NIS 0.01 per share, of the Company.

(f) "***Commission***" shall mean the U.S. Securities and Exchange Commission.

(g) "***Company***" shall mean Mellanox Technologies, Ltd., a company organized under the laws of the State of Israeli, and any successor by merger, consolidation or otherwise.

(h) "***Compensation***" shall mean all base straight time gross earnings and commissions, exclusive of payments for overtime, shift premium, incentive compensation, incentive payments, bonuses, expense reimbursements, fringe benefits and other compensation; *provided, however,* that Compensation shall include overtime payments to the extent overtime pay is an integral, recurring component of an employee's compensation.

(i) "***Designated Subsidiary***" shall mean MTI and any Subsidiary which has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. The Administrator may designate, or terminate the designation of, a subsidiary as a Designated Subsidiary without the approval of the shareholders of the Company.

(j) "***Effective Date***" shall mean the date on which shareholders of the Company approve the Plan.

(k) "***Eligible Employee***" shall mean an Employee of the Company or a Designated Subsidiary: (i) who does not, immediately after the option is granted, own shares possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code); (ii) whose customary employment is for more than twenty (20) hours per week; and (iii) whose customary employment is for more than five (5) months in any calendar year. For purposes of clause (i), the rules of Section 424(d) of the Code with regard to the attribution of share ownership shall apply in determining the share ownership of an individual, and shares which an employee may purchase under outstanding options shall be treated as shares owned by the employee. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-7(h)(2). Where the period of leave exceeds ninety (90) days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the ninety-first (91st) day of such leave.

(l) "***Employee***" shall mean any person who renders services to the Company or a Subsidiary in the status of an employee for tax purposes. "***Employee***" shall not include any director of the Company or a Subsidiary who does not render services to the Company or a Subsidiary in the status of an employee for tax purposes.

(m) "***Enrollment Date***" shall mean the first Trading Day of each Offering Period.

(n) "***Exercise Date***" shall mean the last Trading Day of any Offering Period.

(o) "***Fair Market Value***" shall mean, as of any date, the value of Shares determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system for such date, or if no bids or sales were reported for such date, then the closing sales price (or the closing bid, if no sales were reported) on the trading date immediately prior to such date during which a bid or sale occurred, in each case, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean of the closing bid and asked prices for the Shares on such date, or if no closing bid and asked prices were reported for such date, the date immediately prior to such date during which closing bid and asked prices were quoted for the Shares, in each case, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(p) "***MTI***" shall mean Mellanox Technologies, Inc., a California corporation and a wholly owned subsidiary of the Company.

(q) "***Offering Period***" shall mean the approximately six (6)-month periods commencing each September 1st and March 1st following the Effective Date and ending with the next Exercise Date immediately prior to the next occurring March 1st and September 1st, respectively. For the avoidance of doubt, subject to shareholder approval, the first Offering Period of the Plan, as amended and restated herein, shall commence on September 1, 2012. The duration and timing of Offering Periods may be changed pursuant to Section 4 hereof.

(r) "***Parent***" means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

(s) "***Purchase Price***" shall mean an amount equal to 85% of the Fair Market Value of the Shares on the Enrollment Date or the Exercise Date, whichever is lower; *provided, however,* that the Purchase Price may be adjusted by the Administrator pursuant to Section 20 hereof; *provided, further,* that the Purchase Price shall not be less than the par value of a Share.

(t) "***Subsidiary***" shall mean any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

(u) "***Trading Day***" shall mean a day on which national stock exchanges and the NASDAQ Stock Market and NASDAQ Stock Exchange are open for trading.

3. *Eligibility.*

(a) Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of Sections 3(b) and 5 hereof and, where applicable, the limitations imposed by Section 423(b) of the Code.

(b) No Eligible Employee shall be granted an option under the Plan which permits his rights to purchase Shares under the Plan, and to purchase shares under all other employee share purchase plans of the Company, any Parent or any Subsidiary subject to Section 423 of the Code, to accrue at a rate which exceeds $25,000 of the fair market value of such shares (determined at the time the option is granted) for each calendar year in which the option is outstanding at any time. For purpose of the limitation imposed by this subsection, the right to purchase shares under an option accrues when the option (or any portion thereof) first becomes exercisable during the calendar year, the right to purchase shares under an option accrues at the rate provided in the option, but in no case may such rate exceed $25,000 of the fair market value of such shares (determined at the time such option is granted) for any one calendar year, and a right to purchase shares which have accrued under an option may not be carried over to any option. This limitation shall be applied in accordance with Section 423(b)(8) of the Code and the U.S. Treasury Regulations thereunder.

4. *Offering Periods.* The Plan shall be implemented by consecutive Offering Periods, which shall continue until the Plan expires or is terminated in accordance with Section 20 hereof. The Administrator shall have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without shareholder approval if such change is announced at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected thereafter. In no event may an Offering Period exceed twenty-seven (27) months in duration.

5. *Participation.*

(a) Following the Effective Date, an Eligible Employee may become a participant in the Plan by completing a subscription agreement authorizing payroll deductions in the form of Exhibit A to this Plan and filing it with the Company's payroll office fifteen (15) days (or such shorter or longer period as may be determined by the Administrator, in its sole discretion) prior to the applicable Enrollment Date.

(b) Payroll deductions for a participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10 hereof.

(c) During a leave of absence approved by the Company or a Subsidiary and, where applicable, meeting the requirements of U.S. Treasury Regulation Section 1.421-7(h)(2), a participant may continue to participate in the Plan by making cash payments to the Company on each pay day equal to the amount of the participant's payroll deductions under the Plan for the pay day immediately preceding the first day of such participant's leave of absence. If a leave of absence is unapproved or fails to meet the requirements of U.S. Treasury Regulation Section 1.421-7(h)(2) (if applicable), the participant will cease automatically to participate in the Plan. In such event, the Company will automatically cease to deduct the participant's payroll under the Plan. The Company will pay to the participant his or her total payroll deductions for the Offering Period, in cash in one lump sum (without interest), as soon as practicable after the participant ceases to participate in the Plan.

6. *Payroll Deductions.*

(a) At the time a participant files his or her subscription agreement, he or she shall elect to have payroll deductions made on each pay day during the Offering Period in an amount from one percent (1%) to fifteen percent (15%) of the Compensation which he or she receives on each pay day during the Offering Period.

(b) All payroll deductions made for a participant shall be credited to his or her account under the Plan and shall be withheld in whole percentages only. Except as described in Section 5(a) hereof, a participant may not make any additional payments into such account.

(c) A participant may discontinue his or her participation in the Plan as provided in Section 10 hereof, or may increase or decrease the rate of his or her payroll deductions during the Offering Period by completing or filing with the Company a new subscription agreement authorizing a change in payroll deduction rate. The Administrator may, in its discretion, limit the number of participation rate changes during any Offering Period. The change in rate shall be effective with the first full payroll period following five (5) business days after the Company's receipt of the new subscription agreement (or such shorter or longer period as may be determined by the Administrator, in its sole discretion).

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code, if applicable, and Section 3(b) hereof, a participant's payroll deductions may be decreased to zero percent (0%) at any time during an Offering Period.

(e) Any tax consequences arising from participation in the Plan, the issuance, sale or disposition of Shares or from any other event or act (by the Company, and/or its Subsidiaries, or the Employee), hereunder shall be borne solely by the Employee. The Company and/or its Subsidiaries shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, of the U.S., whether at the federal, state or local level, or of Israel or other applicable law, in each case, including withholding taxes at source, and the Employee will make immediate provision for payment any such tax liability upon first demand by the Company and/or its Subsidiaries. Furthermore, the Employee shall indemnify the Company and/or its Subsidiaries and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Employee. The Company or any of its Subsidiaries may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to the issuance, sale or disposition of Shares, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount (or Shares issuable) then or thereafter to be provided to the Employee, including by deducting any such amount from the Employee's salary or other amounts payable to the Employee, to the maximum extent permitted under law and/or (ii) requiring the Employee to pay to the Company or any of its Subsidiaries the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Shares and/or (iii) by causing the sale of any Shares held by or on behalf of the Employee to cover such liability, up to the amount required to satisfy minimum statutory withholding requirements. In addition, the Employee will be required to pay any amount due in excess of the tax withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

7. *Grant of Option.* On the Enrollment Date of each Offering Period, each Eligible Employee participating in the Offering Period shall be granted an option to purchase on the Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of Shares determined by dividing such participant's payroll deductions accumulated prior to such Exercise Date and retained in the participant's account as of the Exercise Date by the applicable Purchase Price; *provided, however,* that in no event shall a participant be permitted to purchase during each Offering Period more than 1,143 Shares (subject to any adjustment pursuant to Section 19 hereof); and *provided further, however,* that such purchase shall be subject to the limitations set forth in Sections 3(b) and 13 hereof. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of Shares a participant may purchase during each Offering Period. Exercise of the option shall occur as provided in Section 8 hereof, unless the participant has withdrawn pursuant to Section 10 hereof or otherwise becomes ineligible to participate in the Plan. The option shall expire on the last day of the Offering Period.

8. *Exercise of Option.*

(a) Unless a participant withdraws from the Plan as provided in Section 10 hereof or otherwise becomes ineligible to participate in the Plan, his or her option for the purchase of Shares shall be exercised automatically on the Exercise Date, and the maximum number of full Shares subject to the option shall be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. No fractional Shares shall be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full Share shall be retained in the participant's account for the subsequent Offering Period. During a participant's lifetime, a participant's option to purchase Shares hereunder is exercisable only by him or her.

(b) If the Administrator determines that, on a given Exercise Date, the number of Shares with respect to which options are to be exercised may exceed (i) the number of Shares that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of Shares available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all participants exercising options to purchase Shares on such Exercise Date, and continue the Offering Period then in effect, or (y) provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all participants exercising options to purchase Shares on such Exercise Date, and terminate the Offering Period then in effect pursuant to Section 20 hereof. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the

Company's shareholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each participant which has not been applied to the purchase of Shares shall be paid to such participant in one lump sum in cash as soon as reasonably practicable after the Exercise Date, without any interest thereon.

9. *Deposit of Shares.* As promptly as practicable after each Exercise Date on which a purchase of Shares occurs, the Company may arrange for the deposit, into each participant's account with any broker designated by the Company to administer this Plan, of the number of Shares purchased upon exercise of his or her option.

10. *Withdrawal.*

(a) A participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by giving written notice to the Company in the form of Exhibit A to this Plan. All of the participant's payroll deductions credited to his or her account during the Offering Period shall be paid to such participant as soon as reasonably practicable after receipt of notice of withdrawal and such participant's option for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the succeeding Offering Period unless the participant delivers to the Company a new subscription agreement.

(b) A participant's withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the participant withdraws.

11. *Termination of Employment.* Upon a participant's ceasing to be an Eligible Employee, for any reason, he or she shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such participant's account during the Offering Period shall be paid to such participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15 hereof, as soon as reasonably practicable and such participant's option for the Offering Period shall be automatically terminated.

12. *Interest.* No interest shall accrue on the payroll deductions or lump sum contributions of a participant in the Plan.

13. *Shares Subject to Plan.*

(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 19 hereof, the maximum initial number of Shares which shall be made available for sale under the Plan shall be 2,585,712 Shares.

(b) If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan. The shares subject to the Plan may be unissued Shares or reacquired Shares, bought on the market or otherwise.

(c) With respect to Shares subject to an option granted under the Plan, a participant shall not be deemed to be a shareholder of the Company, and the participant shall not have any of the rights or privileges of a shareholder, until such Shares have been issued to the participant or his or her nominee following exercise of the participant's option. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein.

14. *Administration.*

(a) The Plan shall be administered by the Board unless and until the Board delegates administration to a Committee as set forth below. The Board may delegate administration of the Plan, to the extent permitted by the Companies Law, its Corporate Charter or other applicable law, rules or regulations to which the Company is subject, to a Committee comprised of two or more members of the Board, each of whom is a "non-employee director" within the meaning of Rule 16b-3, which has been adopted by the Commission under the U.S. Securities Exchange Act of 1934, as amended, and which is otherwise constituted to comply with applicable law, and the term "Committee" shall apply to any persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each member of the Committee shall serve for a term commencing on a date specified by the Board and continuing until the member dies or resigns or is removed from office by the Board. References in this Plan to the "Administrator" shall mean the Board unless administration is delegated to a Committee or subcommittee, in which case references in this Plan to the Administrator shall thereafter be to the Committee or subcommittee.

(b) It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with the provisions of the Plan. The Administrator shall have the power to interpret the Plan and the terms of the options and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Administrator at its option may utilize the services of an agent to assist in the administration of the Plan including establishing and maintaining an individual securities account under the Plan for each participant. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan.

(c) All expenses and liabilities incurred by the Administrator in connection with the administration of the Plan shall be borne by the Company. The Administrator may, with the approval of the Board, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Administrator, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon all participants, the Company and all other interested persons. No member of the Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the options, and all members of the Board shall be fully protected by the Company in respect to any such action, determination, or interpretation.

15. *Designation of Beneficiary.*

(a) A participant may file a written designation of a beneficiary who is to receive any Shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such participant of such Shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to exercise of the option. If a participant is married and the designated beneficiary is not the spouse, spousal consent may be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the participant at any time by written notice to the Company. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate, to the extent permitted by applicable law.

16. *Transferability.* Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

17. *Use of Funds.* All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

18. *Reports.* Individual accounts shall be maintained for each participant in the Plan. Statements of account shall be given to participating Employees at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

19. *Adjustments; Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale.*

(a) *Changes in Capitalization.* Subject to any required action by the shareholders of the Company, the number of Shares which have been authorized for issuance under the Plan but not yet placed under option, the maximum number of Shares each participant may purchase each Offering Period (pursuant to Section 7 hereof), as well as the price per Share and the number of Shares covered by each option under the Plan which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or any other increase or decrease in the number of Shares effected without receipt of consideration by the Company; *provided, however*, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an option.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Offering Period then in progress shall be shortened by setting a new Exercise Date (the "New Exercise Date"), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date shall be before the date of the Company's proposed dissolution or liquidation. The Administrator shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

(c) *Merger or Asset Sale.* In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period then in progress shall be shortened by setting a New Exercise Date. The New Exercise Date shall be before the date of the Company's proposed sale or merger. The Administrator shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

20. *Amendment or Termination.*

(a) The Board may at any time and for any reason terminate or amend the Plan. Except as provided in Section 19 hereof, no such termination can affect options previously granted, provided that an Offering Period may be terminated by the Board if the Board determines that the termination of the Offering Period or the Plan is in the best interests of the Company and its shareholders. Except as provided in Section 19 and this Section 20 hereof, no amendment may make any change in any option theretofore granted which adversely affects the rights of any participant without the consent of such participant. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other applicable law, regulation or stock exchange rule), the Company shall obtain shareholder approval in such a manner and to such a degree as required.

(b) Without shareholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Administrator shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Plan.

(c) In the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(ii) shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Administrator action; and

(iii) allocating Shares.

Such modifications or amendments shall not require shareholder approval or the consent of any Plan participants.

21. *Notices.* All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22. *Conditions To Issuance of Shares.* The Company shall not be required to issue or deliver any certificate or certificates for Shares purchased upon the exercise of options prior to fulfillment of all the following conditions:

(a) The admission of such Shares to listing on all stock exchanges, if any, on which is then listed; and

(b) The completion of any registration or other qualification of such Shares under any U.S. federal or state law or under Israeli law or under the rulings or regulations of the Commission or any other governmental regulatory body, which the Administrator shall, in its absolute discretion, deem necessary or advisable; and

(c) The obtaining of any approval or other clearance from any U.S. federal or state or Israeli governmental agency which the Administrator shall, in its absolute discretion, determine to be necessary or advisable; and

(d) The payment to the Company of all amounts which it is required to withhold under U.S. federal, state, Israeli or local law upon exercise of the option; and

(e) The lapse of such reasonable period of time following the exercise of the option as the Administrator may from time to time establish for reasons of administrative convenience.

23. *Term of Plan.* The Plan shall become effective on the Effective Date. Subject to approval by the shareholders of the Company in accordance with this Section, the Plan shall be in effect until the tenth (10th) anniversary of the Effective Date, unless sooner terminated under Section 20 hereof. The Plan shall be submitted for the approval of the Company's shareholders within twelve (12) months after the date of the initial adoption of the Plan by the Board.

24. *Equal Rights and Privileges.* All Eligible Employees of the Company (or of any Designated Subsidiary) will have equal rights and privileges under this Plan so that this Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 of the Code or applicable U.S. Treasury regulations thereunder. Any provision of this Plan that is inconsistent with Section 423 of the Code or applicable U.S. Treasury regulations will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 or applicable Treasury regulations.

25. *No Employment Rights.* Nothing in the Plan shall be construed to give any person (including any Eligible Employee or participant) the right to remain in the employ of the Company, a Parent or a Subsidiary or to affect the right of the Company, any Parent or any Subsidiary to terminate the employment of any person (including any Eligible Employee or participant) at any time, with or without cause.

26. *Notice of Disposition of Shares.* Each participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of an option if such disposition or transfer is made: (a) within two (2) years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one (1) year after the Exercise Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the participant in such disposition or other transfer.

27. *Governing Law.* With respect to any participant who is an employee of MTI, the validity and enforceability of this Plan shall be governed by and construed in accordance with the laws of the State

of California without regard to otherwise governing principles of conflicts of law. With regard to all other participants, the validity and enforceability of this Plan shall be governed by and construed in accordance with the laws of the State of Israel without regard to otherwise governing principles of conflicts of law.

* * *

Proxy Statement

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-33299

MELLANOX TECHNOLOGIES, LTD.

(Exact name of registrant as specified in its charter)

Israel	**98-0233400**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Mellanox Technologies, Ltd.
Beit Mellanox, Yokneam, Israel 20692
(Address of principal executive offices, including zip code)
+972-4-909-7200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Ordinary shares, nominal value NIS 0.0175 per share	The NASDAQ Stock Market, Inc.

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the registrant's ordinary shares, nominal value NIS 0.0175 per share, held by non-affiliates of the registrant on June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $880.2 million (based on the closing sales price of the registrant's ordinary shares on that date). Ordinary shares held by each director and executive officer of the registrant, as well as shares held by each holder of more than 10% of the ordinary shares known to the registrant, have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

The total number of shares outstanding of the registrant's ordinary shares, nominal value NIS 0.0175 per share, as of February 17, 2012, was 40,046,048.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the 2012 Annual General Meeting of Shareholders of Mellanox Technologies, Ltd. (hereinafter referred to as the "Proxy Statement") are incorporated by reference in Part III of this report. Such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2011.

MELLANOX TECHNOLOGIES, LTD.

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

- the impact of worldwide economic conditions on us, our customers and our vendors;
- the impact of any acquisitions or investments in other companies;
- our ability to maintain adequate revenue growth;
- market adoption of InfiniBand;
- our ability to accurately forecast customer demand;
- our dependence on a relatively small number of customers;
- competition and competitive factors;
- our ability to successfully introduce new products and enhance existing products;
- our dependence on third-party subcontractors;
- our ability to carefully manage the use of "open source" software in our products; and
- other risk factors included under "Risk Factors" in this report.

In addition, in this report, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "predict," "potential" and similar expressions, as they relate to us, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

When used in this report, "Mellanox," the "Company," "we," "our" or "us" refers to Mellanox Technologies, Ltd. and its consolidated subsidiaries unless the context requires otherwise.

ITEM 1—*BUSINESS*

Overview

We are a fabless semiconductor company that produces and supplies high-performance interconnect products that facilitate efficient data transmission between servers, storage systems and communications infrastructure equipment and other embedded systems. Our end-to-end solutions, including adapter, gateway and switch ICs, adapter cards, switch systems, gateway systems, software, services and cables are an integral part of a total interconnect solution focused on computing, storage and communication applications used in multiple markets, including high-performance computing, or HPC, Web 2.0, storage, financial services, database and cloud. We have established significant expertise with high-performance interconnect solutions through successful development and implementation of multiple generations of our products.

As a leader in developing multiple generations of high-speed interconnect solutions, we have established strong relationships with our customers. Our products are incorporated in servers and associated networking solutions produced by the five largest server vendors, Hewlett-Packard, IBM, Dell, Oracle and Fujitsu, which collectively shipped the majority of servers in 2011, according to industry research firm International Data Corporation. We supply our products to leading storage and communications infrastructure equipment vendors such as Data Direct Networks, Hewlett-Packard, IBM, Isilon/EMC, NetApp, Oracle and Xyratex. Additionally, our products are used as embedded solutions by companies such as GE Fanuc, Toshiba Medical and Sea Change International.

We are one of the pioneers of InfiniBand: an industry-standard architecture that provides specifications for high-performance interconnects. We believe we are the leading supplier of InfiniBand interconnect solutions that deliver industry-leading performance and features, which is demonstrated by the performance, efficiency and scalability of clustered computing and storage systems that incorporate our products. In addition to supporting InfiniBand, our products also support industry-standard Ethernet transmission protocols providing unique product differentiation and connectivity flexibility. Our products serve as building blocks for creating reliable and scalable InfiniBand and Ethernet solutions with leading performance. We also believe that we are one of the early suppliers of 40 Gigabit Ethernet to the market, which allows us the opportunity to gain additional share in the Ethernet market as users upgrade from one or 10 Gigabit directly to 40 Gigabit.

On February 7, 2011, we completed the acquisition of Voltaire Ltd., or Voltaire, a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Our primary reasons for the Voltaire acquisition were to enhance our position in providing end-to-end interconnect solutions and to expand our software and hardware offerings. The acquisition also enhanced our engineering team and sales force through the addition of Voltaire employees. The acquisition of Voltaire has allowed us to offer a broader product portfolio, provided us with the opportunity to expand our customer base and allowed us to go to market with end-to-end hardware and software solutions for both InfiniBand and Ethernet.

We have been shipping our InfiniBand products since 2001 and our Ethernet products since 2007. During 2008, we introduced Virtual Protocol Interconnect, or VPI, into our ConnectX family of adapter ICs and cards, and in April 2011, we introduced the SwitchX family of switch ICs which incorporates VPI technology. VPI provides the ability for an adapter or switch to automatically sense whether a communications port is connected to Ethernet or InfiniBand, and in some cases, Fibre Channel.

In order to accelerate adoption of our high-performance interconnect solutions and our products, we work with leading vendors across related industries, including:

- processor vendors such as Intel, AMD, IBM and Oracle;
- operating system vendors such as Microsoft, Novell and Red Hat; and
- software applications vendors such as Oracle, IBM and VMware.

We are a Steering Committee member of the InfiniBand Trade Association, or IBTA, and the OpenFabrics Alliance, or OFA, both of which are industry trade organizations that maintain and promote InfiniBand technology. Additionally, OFA supports and promotes Ethernet solutions. We are also a participating member of the Institute of Electrical and Electronic Engineers, or IEEE, an organization which facilitates the advancement of the Ethernet standard, Ethernet Alliance and other industry organizations advancing various networking and storage related standards.

Our business headquarters are in Sunnyvale, California, and our engineering headquarters are in Yokneam, Israel. Our total assets for the years ended December 31, 2009, 2010 and 2011 were approximately $275.4 million, $315.8 million, and $530.0 million respectively. During the years ended December 31, 2009, 2010 and 2011, we generated approximately $116.0 million, $154.6 million, and $259.3 million in revenues, respectively, and approximately $12.9 million, $13.5 million, and $10.0 million in net income, respectively.

We measure our business based on one reportable segment: the development, manufacturing, marketing and sales of inter-connect semiconductor products. Additional information required by this item is incorporated herein by reference to Note 13, "Geographic information and revenues by product group," of the Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this report.

Industry Background

High-Performance Interconnect Market Overview and Trends

Computing and storage systems such as servers, supercomputers and storage arrays in today's data centers face a critical challenge of handling exponentially expanding volumes of transactions and data while delivering improved application performance, high scalability and reliability within economic and power constraints. High-performance interconnect solutions remove bottlenecks in communications between resources through fast transfer of data, latency reduction, improved central processing unit, or CPU, utilization and efficient sharing of resources. The result is higher efficiency and utilization of resources that deliver stronger performance using less infrastructure with lower capital expenditures and operating expenses. Large scale applications delivered by leading companies in HPC, Web 2.0, cloud, database and financial services utilize these technologies to deliver their products and services.

Demand for computing power and data storage capacity is rising, fueled by the increasing reliance on enterprises on information technology, or IT, for everyday operations. The increase in compute resources for virtual product design, the increase in online banking and electronic medical records for healthcare and government regulations requiring digital records retention require increased IT capacity. Due to greater amounts of information to be processed, stored and retrieved, data centers rely on high-performance computing and high-capacity storage systems to optimize price/performance, minimize total cost of ownership, utilize power efficiently and simplify management. We believe that several IT trends impact the demand for interconnect solutions and the performance required from these solutions. These trends include:

- Transition to clustered computing and storage using connections among multiple standard components;
- Transition to multiple and multi-core processors in servers;
- Use of solid state memory drives for data storage;
- Enterprise data center infrastructure consolidation;
- Increasing deployments of mission critical, latency, or response time sensitive applications;
- Increasing deployment of virtualized computing resources to improve server utilization;
- Requirements by cloud providers to perform system provisioning, workload migrations and support multiple users' requests faster and more efficiently;
- Requirements by Web 2.0 data centers to increase their hardware utilization and to instantly scale up to large capacities; and

- Big Data Analytics problems are increasingly looking to HPC type architectures to solve intensive compute requirements.

A number of semiconductor-based interconnect solutions have been developed to address different applications requirements. These solutions include proprietary technologies as well as standard technologies, including Fibre Channel, Ethernet and most recently InfiniBand, which was specifically created for high-performance computing, storage and embedded applications.

Challenges Faced by High-Performance Interconnect

The trends described above indicate that high-performance interconnect solutions will play an increasingly important role in IT infrastructures and will drive strong growth in unit demand. Performance requirements for interconnect solutions, however, continue to evolve and lead to high demand for solutions that are capable of resolving the following challenges to facilitate broad adoption:

- *Performance limitations.* In clustered computing, cloud computing and storage environments, high bandwidth and low latency are key requirements to capture the full performance capabilities of a cluster. With the usage of multiple multi-core processors in server, storage and embedded systems, I/O bandwidth has not been able to keep pace with processor advances, creating performance bottlenecks. Fast data access has become a critical requirement to accommodate microprocessors' increased compute power. In addition, interconnect latency has become a limiting factor in a cluster's overall performance.
- *Increasing complexity.* The increasing usage of clustered servers and storage systems as a critical IT tool has led to an increase in complexity of interconnect configurations. The number of configurations and connections have also proliferated in enterprise data centers, or EDC, making them increasingly complicated to manage and expensive to operate. Additionally, managing multiple software applications utilizing disparate interconnect infrastructures has become increasingly complex.
- *Interconnect inefficiency.* The deployment of clustered computing and storage has created additional interconnect implementation challenges. As additional computing and storage systems, or nodes, are added to a cluster, the interconnect must be able to scale in order to provide the expected increase in cluster performance. Additionally, government attention on data center energy efficiency is causing IT managers to look for ways to adopt more energy-efficient implementations.
- *Limited reliability and stability of connections.* Most interconnect solutions are not designed to provide reliable connections when utilized in a large clustered environment, which can cause data transmission interruption. As more applications in EDCs share the same interconnect, advanced traffic management and application partitioning become necessary to maintain stability and reduce system down time. Such capabilities are not offered by most interconnect solutions.
- *Poor price/performance economics.* In order to provide the required system bandwidth and efficiency, most high-performance interconnects are implemented with complex, multi-chip semiconductor solutions. These implementations have traditionally been extremely expensive.

In addition to InfiniBand, proprietary and other standards-based, high-performance interconnect solutions, including Fibre Channel and Ethernet, are currently used in EDC, HPC and embedded markets. Performance and usage requirements, however, continue to evolve and are now challenging the capabilities of these interconnect solutions.

- Proprietary interconnect solutions have been designed for use in supercomputer applications by supporting low latency and increased reliability. These solutions are only supported by a single vendor for product and software support, and there is no standard organization maintaining and facilitating improvements and changes to the technology. The number of supercomputers that use proprietary interconnect solutions has been declining largely due to the availability of industry standards-based interconnects that offer superior price/performance, a lack of compatible storage systems, and the required use of proprietary software solutions.

- Fibre Channel is an industry standard interconnect solution limited to storage applications. The majority of Fibre Channel deployments support 2, 4 and 8Gb/s. Fibre Channel lacks a standard software interface, does not provide server cluster capabilities and remains more expensive relative to other standards-based interconnects. There have been industry efforts to support the Fibre Channel data transmission protocol over interconnect technologies including Ethernet (Fibre Channel over Ethernet) and InfiniBand (Fibre Channel over InfiniBand).

- Ethernet is an industry-standard interconnect solution that was initially designed to enable basic connectivity between a local area network of computers or over a wide area network, where latency, connection reliability and performance limitations due to communication processing are non-critical. While Ethernet has a broad installed base at 1Gb/s and lower data rates, its overall efficiency, scalability and reliability have been less optimal than certain alternative interconnect solutions in high-performance computing, storage and communication applications. An increase to 10 and 40Gb/s, a significant reduction in application latency and more efficient software solutions have improved Ethernet's capabilities to address specific high-performance applications that do not demand the highest scalability.

In the HPC market the predominant interconnects today are 1Gb/s Ethernet, InfiniBand and 4Gb/s Fibre Channel. In the EDC and embedded markets, the predominant interconnects today are 1Gb/s Ethernet and 4Gb/s Fibre Channel. Based on our knowledge of the industry, we believe there is significant demand for interconnect products that provide high bandwidth and better overall performance in these markets.

Advantages of InfiniBand

We believe that InfiniBand-based solutions have advantages compared to solutions based on alternative interconnect architectures. InfiniBand addresses the significant challenges within IT infrastructures created by more demanding requirements of the high-performance interconnect market. More specifically, we believe that InfiniBand has the following advantages:

- *Superior performance.* In comparison to other interconnect technologies that were architected to have a heavy reliance on communication processing, InfiniBand was designed for implementation in an IC that relieves the central processing unit, or CPU, of communication processing functions. InfiniBand is able to provide superior bandwidth and latency relative to other existing interconnect technologies and has maintained this advantage with each successive generation of products. For example, our current InfiniBand adapters and switches provide bandwidth up to 56Gb/s, with end-to-end latency lower than a microsecond. In addition, InfiniBand fully leverages the I/O capabilities of PCI Express, a high-speed system bus interface standard.

The following table provides a bandwidth comparison of the various high performance interconnect solutions.

	Proprietary	Fibre Channel	Ethernet	InfiniBand
Supported bandwidth of available solutions	2Gb/s - 10Gb/s	2Gb/s - 8Gb/s	1Gb/s - 40Gb/s	10Gb/s - 56Gb/s server-to-server 10Gb/s - 56Gb/s switch-to-switch

Performance in terms of latency varies depending on system configurations and applications. According to independent benchmark reports, latency of InfiniBand solutions was less than half of that of tested Ethernet and proprietary solutions. Fibre Channel, which is used only as a storage interconnect, is typically not benchmarked on latency performance. HPC typically demands low latency interconnect solutions. In addition, there are increasing numbers of latency-sensitive applications in the EDC and embedded markets, and, therefore, there is a trend towards using industry-standard InfiniBand and 10/40Gb/s Ethernet solutions that deliver lower latency than Gigabit Ethernet, which is predominantly used today.

- *Reduced complexity.* While other interconnects require use of individual cables to connect servers, storage and communications infrastructure equipment, InfiniBand allows for the consolidation of multiple I/Os on a single cable or backplane interconnect, which is critical for blade servers and embedded systems. InfiniBand also consolidates the transmission of clustering, communications and storage and management data types over a single connection.
- *Highest interconnect efficiency.* InfiniBand was developed to provide efficient scalability of multiple systems. InfiniBand provides communication processing functions in hardware, relieving the CPU of this task, and enables the full resource utilization of each node added to the cluster.
- *Reliable and stable connections.* InfiniBand is one of the only industry standard high-performance interconnect solutions which provide reliable end-to-end data connections within the silicon hardware. In addition, InfiniBand facilitates the deployment of virtualization solutions, which allow multiple applications to run on the same interconnect with dedicated application partitions. As a result, multiple applications run concurrently over stable connections, thereby minimizing down time.
- *Superior price/performance economics.* In addition to providing superior performance and capabilities, standards-based InfiniBand solutions are generally available at a lower cost than other high-performance interconnects.

Our InfiniBand Solution

We provide comprehensive solutions based on InfiniBand, including HCA, switch and gateway ICs, adapter cards, switch and gateway systems, cables and software. InfiniBand enables us to provide products that we believe offer superior performance and meet the needs of the most demanding applications, while also offering significant improvements in total cost of ownership compared to alternative interconnect technologies. As part of our comprehensive solution, we perform validation and interoperability testing from the physical interface to the applications software. Our expertise in performing validation and testing reduces time to market for our customers and improves the reliability of the fabric solution.

Our Ethernet Solution

Advances in server virtualization, network storage and compute clusters have driven the need for faster network throughput to address application latency and availability problems in the Enterprise. To service this need, we provide a competitive and complete 10/40 Gigabit Ethernet solution for use in Enterprise Data Centers, High-Performance Computing, Embedded environments, and hyperscale web 2.0 and cloud data centers. These solutions remove I/O bottlenecks in mainstream servers that are limiting application performance and support hardware-based I/O virtualization, providing dedicated adapter resources and guaranteed isolation and protection for virtual machines within the server.

VPI: Providing Connectivity to InfiniBand and Ethernet

In addition to supporting InfiniBand, our latest generation adapter products also support the industry standard Ethernet interconnect specification at 1Gb/s, 10Gb/s and 40Gb/s, and can provide performance up to 56Gb/s. In developing this dual interconnect support, we created VPI. VPI enables us to offer fabric-flexible products that concurrently support both Ethernet and InfiniBand with network ports having the ability to auto sense the type of switch to which it is connected and then take on the characteristics of that fabric. In addition, these products extend certain InfiniBand advantages to Ethernet fabrics, such as reduced complexity and superior price/performance, by utilizing existing, field-proven InfiniBand software solutions.

Our Strengths

We apply our strengths to enhance our position as a leading supplier of semiconductor-based, high-performance interconnect products. We consider our key strengths to include the following:

- *We have expertise in developing high-performance interconnect solutions.* We were founded by a team with an extensive background in designing and marketing semiconductor solutions. Since our founding, we have been focused on high-performance interconnect and have successfully launched several generations of InfiniBand and Ethernet products. We believe we have developed strong competencies in integrating mixed-signal design and developing complex ICs. We have used these competencies along with our knowledge of InfiniBand to design our innovative, next generation, high-performance products that also support the Ethernet interconnect standard. We also consider our software development capability as a key strength, and we believe that our software allows us to offer complete solutions. We have developed a significant portfolio of intellectual property, or IP, and have 51 issued patents. We believe our experience, competencies and IP will enable us to remain a leading supplier of high-performance interconnect solutions.

- *We believe we are the leading merchant supplier of InfiniBand ICs with a multi-year competitive advantage.* We have gained in-depth knowledge of the InfiniBand standard through active participation in its development. We were first to market with InfiniBand products (in 2001) and InfiniBand products that support the standard PCI Express interface (in 2004), PCI Express 2.0 interface (in 2007) and PCI Express 3.0 (in 2011). We have sustained our leadership position through the introduction of several generations of products. Because of our market leadership, vendors have developed and continue to optimize their software products based on our semiconductor solutions. We believe that this places us in an advantageous position to benefit from continuing market adoption of our products.

- *We have a comprehensive set of technical capabilities to deliver innovative and reliable products.* In addition to designing our ICs, we design standard adapter card products and custom adapter card and switch products, providing us a deep understanding of the associated circuitry and component characteristics. We believe this knowledge enables us to develop solutions that are innovative and can be efficiently implemented in target applications. We have devoted significant resources to develop our in-house test development capabilities, which enables us to rapidly finalize our mass production test programs, thus reducing time to market. We have synchronized our test platform with our outsourced testing provider and are able to conduct quality control tests with minimal disruption. We believe that because our capabilities extend from product definition, through IC design, and ultimately management of our high-volume manufacturing partners, we have better control over our production cycle and are able to improve the quality, availability and reliability of our products.

- *We have extensive relationships with our key OEM customers and many end users.* Since our inception we have worked closely with major OEMs, including leading server, storage, communications infrastructure equipment and embedded systems vendors, to develop products that accelerate market adoption of our InfiniBand and Ethernet products. During this process we have obtained valuable insight into the challenges and objectives of our customers, and gained visibility into their product development plans. We also have established end-user relationships with influential IT executives who allow us access to firsthand information about evolving EDC, HPC and embedded market trends. We believe that our OEM customer and end-user relationships allow us to stay at the forefront of developments and improve our ability to provide compelling solutions to address their needs.

Our Strategy

Our goal is to be the leading supplier of end-to-end interconnect solutions for servers and storage that optimize data center performance for computing, storage and communications applications. To accomplish this goal, we intend to:

- *Continue to develop leading, high-performance interconnect products.* We will continue to expand our technical expertise and customer relationships to develop leading interconnect products. We are focused on extending our leadership position in high-performance interconnect technology and pursuing a product development plan that addresses emerging customer and end-user demands and industry standards. In order to expand our market opportunity, we have added products that are compatible with the Ethernet interconnect standard in addition to InfiniBand. These products will allow our customers to capture certain advantages of InfiniBand while providing connectivity to Ethernet-based infrastructure equipment. Our unified software strategy is to use a single software stack to support connectivity to InfiniBand and Ethernet with the same VPI enabled hardware adapter device.

- *Facilitate and increase the continued adoption of InfiniBand.* We will facilitate and increase the continued adoption of InfiniBand in the high-performance interconnect marketplace by expanding our partnerships with key vendors that drive high-performance interconnect adoption, such as suppliers of processors, operating systems and other associated software. In conjunction with our OEM customers, we will expand our efforts to promote the benefits of InfiniBand and VPI directly to end users to increase demand for high performance interconnect solutions.

- *Expand our presence with existing server OEM customers.* We believe the leading server vendors are influential drivers of high-performance interconnect technologies to end users. We plan to continue working with and expanding our relationships with server OEMs to increase our presence in their current and future product platforms.

- *Broaden our customer base with storage, communications infrastructure and embedded systems OEMs.* We believe there is a significant opportunity to expand our global customer base with storage, communications infrastructure and embedded systems OEMs. In storage solutions specifically, we believe our products are well suited to replace existing technologies such as Fibre Channel. We believe our products are the basis of superior interconnect fabrics for unifying disparate storage interconnects, including back-end, clustering and front-end connections, primarily due to their ability to be a unified fabric and superior price/performance economics.

- *Leverage our fabless business model to deliver strong financial performance.* We intend to continue operating as a fabless semiconductor company and consider outsourced manufacturing of our ICs, adapter cards and switches to be a key element of our strategy. Our fabless business model offers flexibility to meet market demand and allows us to focus on delivering innovative solutions to our customers. We plan to continue to leverage the flexibility and efficiency offered by our business.

Our Products

We provide complete solutions which are based on and meet the specifications of the InfiniBand standard in addition to products that also support the Ethernet standard. Our InfiniBand products include adapter ICs and cards (InfiniHost® product family) and switch ICs (InfiniScale® product family) and systems, gateway ICs (BridgeX® product family) and gateway systems, software and cables. Our latest 4th, 5th and 6th generation adapters and cards (ConnectX®, ConnectX-2 and ConnectX-3 product families) also support the Ethernet interconnect standard in addition to InfiniBand. Our SwitchX family of silicon and systems supports both Ethernet and InfiniBand, and includes gateways to Fibre Channel. Our gateway devices support bridging capabilities from InfiniBand to Ethernet.

We have registered "Mellanox", "BridgeX", "ConnectX", "CORE-Direct", "InfiniBridge", "InfiniHost", "InfiniScale", "PhyX", "SwitchX", "Virtual Protocol Interconnect" and "Voltaire" as trademarks in the United States. We have a trademark application pending to register "FabricIT", "MLNX-OS" and "Unbreakable-Link".

We provide adapters to server, storage, communications infrastructure and embedded systems OEMs as ICs or standard card form factors with PCI-X or PCI Express interfaces. Adapter ICs or cards are incorporated into OEM server and storage systems to provide InfiniBand and/or Ethernet connectivity. All of our adapter products interoperate with standard programming interfaces and are compatible with previous generations, providing broad industry support. We also support server operating systems including Linux, Windows, AIX, HPUX, Solaris and VxWorks.

We also provide our switch ICs to server, storage, communications infrastructure and embedded systems OEMs to create switching equipment. To deploy an InfiniBand or Ethernet fabric, any number of server or storage systems that contain an adapter can be connected to a communications infrastructure system such as an InfiniBand or Ethernet switch. Our 5th generation switch IC (SwitchX) supports up to 56Gb/s InfiniBand and Ethernet throughput. We have also introduced switch systems that include 8-port, 18-port, 36-port, 108-port, 216-port, 324-port and 648-port.

Our products generally vary by the number and performance of InfiniBand and/or Ethernet ports supported.

We also offer custom products that incorporate our ICs to select server and storage OEMs that meet their special system requirements. Through these custom product engagements we gain insight into the OEMs' technologies and product strategies.

We also provide our OEM customers software and tools that facilitate the use and management of our products. Developed in conjunction with the OFA, our Linux- and Windows-based software enables applications to efficiently utilize the features of the interconnect. We have expertise in optimizing the performance of software that spans the entire range of upper layer protocols down through the lower level drivers that interface to our products. We provide a suite of software tools and a comprehensive management software solution, Unified Fabric Manager, for managing, optimizing, testing and verifying the operation of InfiniBand and Ethernet switch fabrics. We also provide gateway management software, FabricIT BridgeX Manager, which runs on top of our BridgeX gateway systems to manage I/O consolidation from an InfiniBand network to Ethernet and Fibre Channel for cluster, cloud and virtual environments. In addition, we provide a full suite of acceleration software (Virtual Messaging Accelerator, or VMA, Fabric Collective Accelerator, or FCA, Virtual Storage Accelerator, or VSA, and Unstructured Data Accelerator, or UDA) that further reduce latency, increase throughput, and offload CPU cycles, enhancing the performance of applications in multiple markets while eliminating the need for large investments in hardware infrastructure.

We provide an extensive selection of passive and optical cabling and modules to enable InfiniBand and Ethernet connectivity.

Technology

We have technological core competencies in the design of high-performance interconnect ICs that enable us to provide a high level of integration, efficiency, flexibility and performance for our adapter and switch ICs. Our products integrate multiple complex components onto a single IC, including high-performance mixed-signal design, specialized communication processing functions and advanced interfaces.

High-performance mixed-signal design

One of the key technology differentiators of our ICs is our mixed-signal data transmission SerDes technology. SerDes I/O directly drives the interconnect interface, which provides signaling and transmission of data over copper interconnects and cables or fiber optic interfaces for longer distance connections. We are the only company that has shipped field-proven integrated controller ICs that operate with a 14Gb/s SerDes over a ten meter InfiniBand copper cable Additionally, we are able to integrate several of these high-performance SerDes onto a single, low-power IC, enabling us to provide the highest bandwidth, merchant switch ICs based on an industry-standard specification. We have developed a 14Gb/s SerDes I/O that is used in our 5th generation ConnectX adapter that supports both InfiniBand and Ethernet, as well as our 5th generation SwitchX switch IC that supports InfiniBand and Ethernet. Our 14Gb/s SerDes enables our ConnectX adapters to support 56Gb/s bandwidth (four 14Gb/s SerDes operating in parallel) in addition to providing a direct 10Gb/s connection to standard XFP and SFP+ fiber modules to provide long range Ethernet connectivity without the requirement of additional components, which saves power, cost and board space.

Specialized communication processing and switching functions

We also specialize in high-performance, low-latency design architectures that incorporate significant memory and logic areas requiring proficient synthesis and verification. Our adapter ICs are specifically designed to perform communication processing, effectively offloading this very intensive task from server and storage processors in a cost-effective manner. Our switch ICs are specifically designed to switch cluster interconnect data transmissions from one port to another with high bandwidth and low latency, and we have developed a packet switching engine and non-blocking crossbar switch fabric to address this.

We have developed a custom embedded Reduced Instruction Set Computer processor called InfiniRISC® that specializes in offloading network processing from the host server or storage system and adds flexibility, product differentiation and customization. We integrate a different number of these processors in a device depending on the application and feature targets of the particular product. Integration of these processors also shortens development cycles as additional features can be added by providing new programming packages after the ICs are manufactured, and even after they are deployed in the field.

Advanced interfaces

In addition to InfiniBand and Ethernet interfaces, we also provide other industry-standard, high-performance advanced interfaces such as PCI Express, PCI Express 2.0 and PCI Express 3.0 which also utilize our mixed-signal SerDes I/O technology. PCI Express is a high-speed, chip-to-chip interface which provides a high-performance interface between the adapter and processor in server and storage systems. PCI Express and our high-performance interconnect interfaces are complementary technologies that facilitate optimal bandwidth for data transmissions along the entire connection starting from a processor of one system in the cluster to another processor in a different system.

System hardware technology

In addition to silicon technology, we also provide system hardware technology that enables us to build high-density high-performance network adapters and switch systems. Our technology delivers end-to-end solutions that maximize data throughput through a given media at minimal hardware or power cost at very low Bit Error Rate (BER).

Software technology

In addition to hardware products, we develop and provide software stacks to expose standard IO interfaces to the consumer applications on the host and to network management applications within the network. We also provide advanced interfaces and capabilities to enable application acceleration, efficient resource management and utilization in data centers, factoring cost, power and performance into the efficiency equation.

Customers

EDC, HPC and embedded end-user markets for systems utilizing our products are mainly served by leading server, storage and communications infrastructure OEMs. In addition, our customer base includes leading embedded systems OEMs that integrate computing, storage and communication functions that use high-performance interconnect solutions contained in a chassis which has been optimized for a particular environment.

Representative OEM customers in these areas include:

Server	Storage	Communications Infrastructure Equipment	Embedded Systems
Dell	HP	Oracle	GE Fanuc
HP	Network Appliance	Xsigo	Toshiba Medical
IBM	Isilon/EMC		Sea Change International
Oracle	Xyratex		
Fujitsu			

We sold products to more than 269 customers worldwide in the year ended December 31, 2011.

A small number of customers account for a significant portion of our revenues. In the year ended December 31, 2011, sales to Hewlett-Packard accounted for 19% of our total revenues and sales to IBM accounted for 17% of our total revenues. In the year ended December 31, 2010, sales to Hewlett-Packard accounted for 15% of our total revenues and sales to Dell accounted for 12% of our total revenues. In the year ended December 31, 2009, sales to Hewlett-Packard accounted for 15% of our total revenues, sales to IBM accounted for 11% of our total revenues and sales to Supermicro Computer Inc. accounted for 10% of our total revenues.

Sales and Marketing

We sell our products worldwide through multiple channels, including our direct sales force, our network of domestic and international sales representatives and independent distributors. We have strategically located sales personnel in the United States, Europe, China, Japan, India, Taiwan and South America. Our sales directors focus their efforts on leading OEMs and target key decision makers. We are also in frequent communication with our customers' and partners' sales organizations to jointly promote our products and partner solutions into end-user markets. We have expanded our sales and business development teams to engage directly with end users promoting the benefits of our products which we believe creates additional demand for our customers' products that incorporate our products.

Our sales support organization is responsible for supporting our sales channels and managing the logistics from order entry to the delivery of products to our customers. In addition, our sales support organization is responsible for customer and revenue forecasts, customer agreements and program management for our large, multi-national customers. Customers within North America are supported by our staff in California and customers outside of North America are supported by our staff in Israel.

To accelerate design and qualification of our products into our OEM customers' systems, and ultimately the deployment of our technology by our customers to end users, we have a field applications engineering, or FAE, team and an internal support engineering team that provide direct technical support. In certain situations, our OEM customers will also utilize our expertise to support their end-user customers jointly. Our technical support personnel have expertise in hardware and software, and have access to our development team to ensure proper service and support for our OEM customers. Our FAE team provides OEM customers with design and review capabilities of their systems in addition to technical training on the technology we have implemented in our products.

Our marketing team is responsible for product strategy and management, future product plans and positioning, pricing, product introductions and transitions, competitive analysis, marketing communications and raising the overall visibility of our company. The marketing team works closely with both the sales and research and development organizations to properly align development programs and product launches with market demands.

Our marketing team leads our efforts to promote our interconnect technology and our products to the entire industry by:

- assuming leadership roles within IBTA, OFA and other industry trade organizations;
- participating in tradeshows, press and analyst briefings, conference presentations and seminars for end-user education; and
- building and maintaining active partnerships with industry leaders whose products are important in driving InfiniBand and Ethernet adoption, including vendors of processors, operating systems and software applications.

Research and Development

Our research and development team is composed of experienced semiconductor designers, software developers and system designers. Our semiconductor design team has extensive experience in all phases of complex, high-volume design, including product definition and architecture specification, hardware code development, mixed-signal and analog design and verification. Our software team has extensive experience in development, verification, interoperability testing and performance optimization of software for use in computing and storage applications. Our systems design team has extensive experience in all phases of high-volume adapter card and custom switch designs including product definition and architectural specification, product design, design verification and transfer to production.

We design our products with careful attention to quality, reliability, cost and performance requirements. We utilize a methodology called Customer Owned Tooling, or COT, where we control and manage a significant portion of timing, layout design and verification in-house, before sending the semiconductor design to our third-party manufacturer. Although COT requires a significant up-front investment in tools and personnel, it provides us with greater control over the quality and reliability of our IC products as opposed to relying on third-party verification services, as well as better product cost and time to market.

We choose first tier technology vendors for our design tools and continue to maintain long-term relationships with our vendors to ensure timely support and updates. We also select a mainstream silicon manufacturing process only after it has proven its production worthiness. We verify that actual silicon characterization and performance measurements strongly correlate to models that were used to simulate the device while in design, and that our products meet frequency, power and thermal targets with good margins. Furthermore, we insert Design-for-Test circuitry into our IC products which increases product quality, provides expanded debugging capabilities and ultimately enhances system-level testing and characterization capabilities once the device is integrated into our customers' products.

Frequent interaction between our silicon, software and systems design teams gives us a comprehensive view of the requirements necessary to deliver quality, high-performance products to our OEM customers. Our research and development expense was $92.5 million in 2011, $56.8 million in 2010 and $42.2 million in 2009.

Manufacturing

We depend on third-party vendors to manufacture, package, assemble and production test our products as we do not own or operate a semiconductor fabrication, packaging or production testing facility or boards and system assembly. By outsourcing manufacturing, we are able to avoid the high cost associated with owning and operating our own facilities while managing flexible capacity. This allows us to focus our efforts on the design and marketing of our products.

Manufacturing and Testing. We use Taiwan Semiconductor Manufacturing Company, or TSMC, to manufacture and Advanced Semiconductor Engineering, or ASE, to assemble, package and production test our IC products. We use Flextronics International Ltd., Sanmina-SCI Corporation and A.L Electronics Engineering and Production Services Ltd. to manufacture our standard and custom adapter card products and switch systems. In addition, we also use Comtel Electronics to manufacture some of our switch systems. We maintain close relationships with our suppliers, which improves the efficiency of our supply chain. We focus on mainstream processes, materials, packaging and testing platforms, and have a continuous technology assessment program in place to choose the appropriate technologies to use for future products. We provide all of our suppliers a 6-month rolling forecast, and generally receive their confirmation that they are able to accommodate our needs on a monthly basis. We have access to online production reports that provide up-to-date status information of our products as they flow through the manufacturing process. On a quarterly basis, we generally review lead-time, yield enhancements and pricing with all of our suppliers to obtain the optimal cost for our products.

Quality Assurance. We maintain an ongoing review of product manufacturing and testing processes. Our IC products are subjected to extensive testing to assess whether their performance exceeds the design specifications. We own an in-house Teradyne Tiger IC tester which provides us with immediate test data and the ability to generate characterization reports that are made available to our customers. Our adapter cards and custom switch system products are subject to similar levels of testing and characterization, and are additionally tested for regulatory agency certifications such as Safety and EMC (radiation test) which are made available to our customers. We only use components on these products that are qualified to be on our approved vendor list.

Requirements Associated with the OCS. Israeli law requires that we manufacture our products developed with government grants in Israel unless we otherwise obtain approval from the Office of the Chief Scientist of Israel's Ministry of Industry Trade and Labor, or the OCS. This approval, if provided, is generally conditioned on an increase in the total amount to be repaid to the OCS, ranging from 120% to 300% of the amount of funds granted. The specific increase would depend on the extent of the manufacturing to be conducted outside of Israel. The restriction on manufacturing outside of Israel does not apply to the extent that we disclosed our plans to manufacture outside of Israel when we filed the application for funding (and provided the application was approved based on the information disclosed in the application). We have indicated our intent to manufacture outside of Israel on some of our grant applications, and the OCS has approved the manufacture of our IC products outside of Israel, subject to our undertaking to pay the OCS royalties from the sales of these products up to 120%

of the amount of OCS funds granted. The manufacturing of our IC products outside of Israel, including those products manufactured by TSMC and ASE, is in compliance with the terms of our grant applications and applicable provisions of Israeli law. Under applicable Israeli law, Israeli government consent is required to transfer technologies developed under projects funded by the government to third parties outside of Israel. Transfer of OCS-funded technologies outside of Israel is permitted with the approval of the OCS and in accordance with the restrictions and payment obligations set forth under Israeli law. Israeli law further specifies that both the transfer of know-how as well as the transfer of IP rights in such know-how are subject to the same restrictions. These restrictions do not apply to exports from Israel or the sale of products developed with these technologies. The Company does not anticipate the need to transfer any of its intellectual property rights outside of Israel at this time.

Employees

As of December 31, 2011, we had 778 full-time employees and 63 part-time employees, including 601 in research and development, 145 in sales and marketing, 61 in general and administrative and 34 in operations. 648 of our full-time employees and all of our 63 part-time employees are located in Israel.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Industry, Trade and Labor. These provisions primarily concern the length of the workday and pension fund benefits for all employees. We generally provide our employees with benefits and working conditions above the required minimums.

We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

Intellectual Property

One of the key values and drivers for future growth of our high-performance interconnect IC, system hardware and software products is the IP we develop and use to improve them. We believe that the main value proposition of our high-performance interconnect products and success of our future growth will depend on our ability to protect our IP. We rely on a combination of patent, copyright, trademark, mask work, trade secret and other IP laws, both in the United States and internationally, as well as confidentiality, non-disclosure and inventions assignment agreements with our employees, customers, partners, suppliers and consultants to protect and otherwise seek to control access to, and distribution of, our proprietary information and processes. In addition, we have developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. The proprietary nature of such knowledge, however, may be difficult to protect and we may be exposed to competitors who independently develop the same or similar technology or gain access to our knowledge.

The semiconductor industry is characterized by frequent claims of infringement and litigation regarding patent and other IP rights. We, like other companies in the semiconductor industry, believe it is important to aggressively protect and pursue our IP rights. Accordingly, to protect our rights, we may file suit against parties whom we believe are infringing or misappropriating our IP rights. These measures may not be adequate to protect our technology from third party infringement or misappropriation, and may be costly and may divert management's attention away from day-to-day operations. We may not prevail in these lawsuits. If any party infringes or misappropriates our IP rights, this infringement or misappropriation could materially adversely affect our business and competitive position.

As of December 31, 2011, we had 37 issued patents and 47 patent applications pending in the United States, five issued patents in Taiwan, five issued patents in Israel, two issued patents in the United Kingdom, one patent issued each in Germany and France, and two patent applications pending in China which cover aspects of the technology in our products. The term of any issued patent in the United States and Israel is 20 years from its filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may be issued. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. Furthermore, we cannot assure you that any patents will be issued to us as a result of our patent applications.

The risks associated with patents and intellectual property are more fully discussed under the section entitled "Risk Factors" under Item 1A of this report.

Competition

The markets in which we compete are highly competitive and are characterized by rapid technological change, evolving industry standards and new demands on features and performance of interconnect solutions. We compete primarily on the basis of:

- price/performance;
- time to market;
- features and capabilities;
- wide availability of complementary software solutions;
- reliability;
- power consumption;
- customer and application support;
- product roadmap;
- intellectual property; and
- reputation.

We believe that we compete favorably with respect to each of these criteria. Many of our current and potential competitors, however, have longer operating histories, significantly greater resources, greater economies of scale, stronger name recognition and a larger base of customers than we do. This may allow them to respond more quickly than we are able to respond to new or emerging technologies or changes in customer requirements. Many of our competitors also have significant influence in the semiconductor industry. They may be able to introduce new technologies or devote greater resources to the development, marketing and sales of their products than we can. Furthermore, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

We compete with other providers of semiconductor-based high performance interconnect products based on InfiniBand, Ethernet, Fibre Channel and proprietary technologies. With respect to InfiniBand products, we compete with QLogic Corporation. On January 23, 2012, QLogic announced that Intel Corporation agreed to acquire the product lines and certain assets associated with the QLogic's InfiniBand business and assume certain liabilities related thereto. The acquisition is expected to close in the first quarter of 2012. In EDCs, products based on the InfiniBand standard primarily compete with two different industry-standard interconnect technologies, namely Ethernet and Fibre Channel. For Ethernet technology, the leading IC vendors include Emulex, Intel and Broadcom Corporation. The leading IC vendors that provide Ethernet and Fibre Channel products to the market include Marvell Technology Group, Emulex Corporation and QLogic Corporation. The leading Ethernet switch system vendors include Cisco and Arista. In HPC, products based on the InfiniBand standard primarily

Annual Report

compete with the industry-standard Ethernet and Fibre Channel interconnect technologies. In embedded markets, we typically compete with interconnect technologies that are developed in-house by system OEM vendors and created for specific applications.

Acquisition of Voltaire Ltd.

In February, 2011, we acquired Voltaire Ltd. ("Voltaire"). Voltaire designs and develops scale-out computing fabrics for data centers, high performance computing and cloud computing environments. Voltaire's family of scale-out fabric switches, application acceleration software and advanced fabric management software improves the performance of mission-critical applications, increases efficiency and reduces costs through infrastructure consolidation, and lower power consumption. Our primary reasons for the Voltaire acquisition were to enhance our position in providing end-to-end interconnect solutions and to expand our software and hardware offerings. The acquisition also enhanced our engineering team and sales force through the addition of Voltaire employees. The acquisition of Voltaire has allowed us to offer a broader product portfolio, provided us with the opportunity to expand our customer base and allowed us to go to market with end-to-end hardware and software solutions for both InfiniBand and Ethernet.

Additional Information

We were incorporated under the laws of Israel in March 1999. Our ordinary shares began trading on the NASDAQ Global Market as of February 8, 2007 under the symbol "MLNX" and on the Tel-Aviv Stock Exchange as of July 9, 2007 under the symbol "MLNX." Prior to February 8, 2007, our ordinary shares were not traded on any public exchange.

Our principal executive offices in the United States are located at 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, and our principal executive offices in Israel are located at Beit Mellanox, Yokneam, Israel 20692. The majority of our assets are located in the United States. Our telephone number in Sunnyvale, California is (408) 970-3400, and our telephone number in Yokneam, Israel is +972-4-909-7200. Michael Gray is our agent for service of process in the United States, and is located at our principal executive offices in the United States. Our website address is www.mellanox.com. Information contained on our website is not a part of this report and the inclusion of our website address in this report is an inactive textual reference only.

Available Information

We file reports with the Securities and Exchange Commission, or SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC. We post on the Investor Relations pages of our website, ir.mellanox.com, links to our filings with the SEC, our Code of Business Conduct and Ethics, our Complaint and Investigation Procedures for Accounting, Internal Accounting Controls, Fraud or Auditing Matters and the charters of our Audit, Compensation and Nominating and Corporate Governance Committees of our board of directors and the charter of our Disclosure Committee. Our filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC, are posted on our website as soon as reasonably practical after they are electronically filed with, or furnished to, the SEC. You can also obtain copies of these documents, without charge to you, by writing to us at: Investor Relations, c/o Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100 Sunnyvale, California 94085 or by emailing us at: ir@mellanox.com. All these documents and filings are available free of charge. Please note that information contained on our website is not incorporated by reference in, or considered to be a part of, this report. Further, a copy of this report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

ITEM 1A—*RISK FACTORS*

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this report, before purchasing our ordinary shares. Each of these risk factors could harm our business, financial condition or operating results, as well as decrease the value of an investment in our ordinary shares.

Risks Related to Our Business

The semiconductor industry may be adversely impacted by worldwide economic uncertainties which may cause our revenues and profitability to decline.

We operate primarily in the semiconductor industry, which is cyclical and subject to rapid change and evolving industry standards. From time to time, the semiconductor industry has experienced significant downturns characterized by decreases in product demand and excess customer inventories. Economic volatility can cause extreme difficulties for our customers and vendors to accurately forecast and plan future business activities. This unpredictability could cause our customers to reduce spending on our products and services, which would delay and lengthen sales cycles. Furthermore, during challenging economic times our customers and vendors may face issues gaining timely access to sufficient credit, which could affect their ability to make timely payments to us. As a result, we may experience growth patterns that are different than the end demand for products, particularly during periods of high volatility.

We cannot predict the timing, strength or duration of any economic slowdown or recovery or the impact of such events on our customers, our vendors or us. The combination of our lengthy sales cycle coupled with challenging macroeconomic conditions could have a compound impact on our business. The impact of market volatility is not limited to revenue but may also affect our product gross margins and other financial metrics. Any downturn in the semiconductor industry may be severe and prolonged, and any failure of the industry to fully recover from downturns could seriously impact our revenue and harm our business, financial condition and results of operations.

We may pursue acquisitions of other companies or new or complementary products, technologies and businesses, which could harm our operating results, may disrupt our business and could result in unanticipated accounting charges.

In February, 2011, we acquired Voltaire and we may pursue acquisitions of other companies or new or complementary products, technologies and businesses in the future. Acquisitions, like our acquisition of Voltaire, create additional, material risk factors for our business that could cause our results to differ materially and adversely from our expected or projected results. Such risk factors include the effects of possible disruption to the continued expansion of our product lines, potential changes in our customer base and changes to the total available market for our products, reduced demand for our products, the impact of any such acquisition on our financial results, negative customer reaction to any such acquisition and our ability to successfully integrate an acquired company's operations with our operations.

Acquisitions, such as our acquisition of Voltaire, present a number of other potential risks and challenges that could disrupt our business operations. For example, we may not be able to successfully negotiate or finance the acquisition on favorable terms. If an acquired company also has inventory that we assume, we will be required to write up the carrying value of that inventory to its fair value. When that inventory is sold, the gross margins for those products are reduced and our gross margins for that period are negatively affected. Furthermore, the purchase price of any acquired businesses may exceed the current fair values of the net tangible assets of such acquired businesses. As a result, we would be required to record material amounts of goodwill, acquired in-process research and development and other intangible assets, which could result in significant impairment and acquired in-process research and development charges and amortization expense in future periods. These charges, in addition to the results of operations of such acquired businesses and potential restructuring costs associated with an acquisition, could have a material adverse effect on our business, financial condition and results of operations. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating or financial results. Furthermore, potential acquisitions, whether or not consummated, will divert our management's attention and may require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

We have made and may in the future pursue investments in other companies, which could harm our operating results.

We have made, and could make in the future, investments in technology companies, including privately-held companies in a development stage. Many of these private equity investments are inherently risky because the companies' businesses may never develop, and we may incur losses related to these investments. In addition, we may be required to write down the carrying value of these investments to reflect other-than-temporary declines in their value, which could have a material adverse effect on our financial position and results of operations.

We do not expect to sustain our historical revenue growth rate, which may reduce our share price.

Our revenues increased by 8%, 33% and 68% in 2009, 2010 and 2011, respectively. Our revenues increased from $107.7 million to $116.0 million to $154.6 million to $259.3 million for the years ended December 31, 2008, 2009, 2010 and 2011, respectively. Our revenue growth rate has fluctuated during recent years and we may not be able to sustain this growth rate in future periods. You should not rely on the revenue growth of any prior quarterly or annual periods as an indication of our future performance. If we are unable to maintain adequate revenue growth, we may not have adequate resources to execute our business objectives and our share price may decline.

InfiniBand may not be adopted at the rate or extent that we anticipate, and adoption of InfiniBand is largely dependent on third-party vendors and end users.

While the usage of InfiniBand has increased since its first specifications were completed in October 2000, continued adoption of InfiniBand is dependent on continued collaboration and cooperation among information technology, or IT, vendors. In addition, the end users that purchase IT products and services from vendors must find InfiniBand to be a compelling solution to their IT system requirements. We cannot control third-party participation in the development of InfiniBand as an industry standard technology. We rely on server, storage, communications infrastructure equipment and embedded systems vendors to incorporate and deploy InfiniBand integrated circuits, or ICs, in their systems. InfiniBand may fail to effectively compete with other technologies, which may be adopted by vendors and their customers in place of InfiniBand. The adoption of InfiniBand is also affected by the general replacement cycle of IT equipment by end users, which is dependent on factors unrelated to InfiniBand. These factors may reduce the rate at which InfiniBand is incorporated by our current server vendor customers and impede its adoption in the storage, communications infrastructure and embedded systems markets, which in turn would harm our ability to sell our InfiniBand products.

We have limited visibility into end-user demand for our products and generally have short inventory cycles, which introduce uncertainty into our revenue and production forecasts and business planning and could negatively impact our financial results.

Our sales are made on the basis of purchase orders rather than long-term purchase commitments. In addition, our customers may defer purchase orders. We place orders with the manufacturers of our products according to our estimates of customer demand. This process requires us to make multiple demand forecast assumptions with respect to both our customers' and end users' demands. It is more difficult for us to accurately forecast end-user demand because we do not sell our products directly to end users. In addition, the majority of our adapter card business is conducted on a short order fulfillment basis, introducing more uncertainty into our forecasts. Because of the lead time associated with fabrication of our semiconductors, forecasts of demand for our products must be made in advance of customer orders. In addition, we base business decisions regarding our growth on our forecasts for customer demand. As we grow, anticipating customer demand may become increasingly difficult. If we overestimate customer demand, we may purchase products from our manufacturers that we may not be able to sell and may over-budget our operations. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities and could lose market share or damage our customer relationships.

In addition, the majority of our revenues are derived from customer orders received and fulfilled in the same quarterly period. If we overestimate customer demand, we could miss our quarterly revenue targets, which could have a material adverse effect on our financial results.

We depend on a small number of customers for a significant portion of our sales, and the loss of any one of these customers will adversely affect our revenues.

A small number of customers account for a significant portion of our revenues. For the year ended December 31, 2011, sales to Hewlett-Packard and IBM accounted for 19% and 17%, respectively, of our total revenues, while sales to our top ten customers accounted for 70% of our revenues. For the year ended December 31, 2010, sales to Hewlett-Packard and Dell accounted for 15% and 12%, respectively, of our total revenues, while sales to our top ten customers accounted for 71% of our revenues. Because the majority of servers, storage, communications infrastructure equipment and embedded systems are sold by a relatively small number of vendors, we expect that we will continue to depend on a small number of customers to account for a significant percentage of our revenues for the foreseeable future. Our customers, including our most significant customers, are not obligated by long-term contracts to purchase our products and may cancel orders with limited potential penalties. If any of our large customers reduces or cancels its purchases from us for any reason, it could have an adverse effect on our revenues and results of operations.

We face intense competition and may not be able to compete effectively, which could reduce our market share, net revenues and profit margin.

The markets in which we operate are extremely competitive and are characterized by rapid technological change, continuously evolving customer requirements and fluctuating average selling prices. We may not be able to compete successfully against current or potential competitors. With respect to InfiniBand products, we compete with QLogic Corporation. On January 23, 2012, QLogic announced that Intel Corporation agreed to acquire the product lines and certain assets associated with the QLogic's InfiniBand business and assume certain liabilities related thereto. The acquisition is expected to close in the first quarter of 2012. In EDCs, products based on the InfiniBand standard primarily compete with two different industry-standard interconnect technologies, namely Ethernet and Fibre Channel. For Ethernet technology, the leading IC vendors include Emulex, Intel and Broadcom Corporation. The leading IC vendors that provide Ethernet and Fibre Channel products to the market include Marvell Technology Group, Emulex Corporation and QLogic Corporation. The leading Ethernet switch system vendors include Cisco and Arista. In HPC, products based on the InfiniBand standard primarily compete with the industry-standard Ethernet and Fibre Channel interconnect technologies. In embedded markets, we typically compete with interconnect technologies that are developed in-house by system OEM vendors and created for specific applications.

Some of our customers are also integrated circuit and switch suppliers and already have in-house expertise and internal development capabilities similar to ours. Licensing our technology and supporting such customers entails the transfer of intellectual property rights that may enable such customers to develop their own products and solutions to replace those we are currently providing to them. Consequently, these customers may become competitors to us. Further, each new design by a customer presents a competitive situation. In the past, we have lost design wins to divisions within our customers and this may occur again in the future. We cannot predict whether these customers will continue to compete with us, whether they will continue to be our customers or whether they will continue to buy products from us at the same volumes. Competition could increase pressure on us to lower our prices and could negatively affect our profit margins.

Many of our current and potential competitors have longer operating histories, significantly greater resources, greater economies of scale, stronger name recognition and larger customer bases than we have. This may allow them to respond more quickly than we are able to respond to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. If we do not compete successfully, our market share, revenues and profit margin may decline, and, as a result, our business may be adversely affected.

If we fail to develop new products or enhance our existing products to react to rapid technological change and market demands in a timely and cost-effective manner, our business will suffer.

We must develop new products or enhance our existing products with improved technologies to meet rapidly evolving customer requirements. We are currently engaged in the development process for next generation products, and we need to successfully design our next generation and other products for customers who continually require higher performance and functionality at lower costs. The development process for these advancements is lengthy and will require us to accurately anticipate technological innovations and market trends. Developing and enhancing these products can be time-consuming, costly and complex. Our ability to fund product development and enhancements partially depends on our ability to generate revenues from our existing products.

There is a risk that these developments or enhancements, such as the migration of our next generation products from 90nm to 40nm to lower geometry process technologies, will be late, will have technical problems, fail to meet customer or market specifications and will not be competitive with other products using alternative technologies that offer comparable performance and functionality. We may be unable to successfully develop additional next generation products, new products or product enhancements. Our next generation products or any new products or product enhancements may not be accepted in new or existing markets. Our business will suffer if we fail to continue to develop and introduce new products or product enhancements in a timely manner or on a cost-effective basis.

We rely on a limited number of subcontractors to manufacture, assemble, package and production test our products, and the failure of any of these third-party subcontractors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

While we design and market our products and conduct test development in-house, we do not manufacture, assemble, package and production test our products, and we must rely on third-party subcontractors to perform these services. We currently rely on Taiwan Semiconductor Manufacturing Company, or TSMC, to produce our silicon wafers, and Flextronics International Ltd. to manufacture and production test our adapter cards and switches. In addition, we also use Comtel, Sanmina-Sci and A.L. Electronics to manufacture some of our switches. We also rely on Advanced Semiconductor Engineering, or ASE, to assemble, package and production test our ICs. If these subcontractors do not provide us with high-quality products, services and production and production test capacity in a timely manner, or if one or more of these subcontractors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer, our sales could decrease and our growth could be limited. In particular, there are significant challenges associated with moving our IC production from our existing manufacturer to another manufacturer with whom we do not have a pre-existing relationship.

We currently do not have long-term supply contracts with any of our third-party subcontractors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. None of our third-party subcontractors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. Our subcontractors may allocate capacity to the production of other companies' products while reducing deliveries to us on short notice. Other customers that are larger and better financed than we are or that have long-term agreements with these subcontractors may cause these subcontractors to reallocate capacity to those customers, thereby decreasing the capacity available to us.

Other significant risks associated with relying on these third-party subcontractors include:

- reduced control over product cost, delivery schedules and product quality;
- potential price increases;
- inability to achieve sufficient production, increase production or test capacity and achieve acceptable yields on a timely basis;
- increased exposure to potential misappropriation of our intellectual property;
- shortages of materials used to manufacture products;
- capacity shortages;
- labor shortages or labor strikes;
- political instability in the regions where these subcontractors are located; and
- natural disasters impacting these subcontractors.

If we fail to carefully manage the use of "open source" software in our products, we may be required to license key portions of our products on a royalty-free basis or expose key parts of source code.

Some portion of our software may be derived from "open source" software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License, which impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of licenses customarily used to protect our intellectual property. In the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work.

The average selling prices of our products have decreased in the past and may do so in the future, which could harm our financial results.

The products we develop and sell are subject to declines in average selling prices. We have had to reduce our prices in the past and we may be required to reduce prices in the future. Reductions in our average selling prices to one customer could impact our average selling prices to other customers. If we are unable to reduce our associated manufacturing costs this reduction in average selling prices would cause our gross margin to decline. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products with higher selling prices or gross margins.

We expect gross margin to vary over time, and our recent level of product gross margin may not be sustainable.

Our product gross margins vary from quarter to quarter, and the recent level of gross margins may not be sustainable and may be adversely affected in the future by numerous factors, including product mix shifts, product transitions, increased price competition in one or more of the markets in which we compete, increases in material or labor costs, excess product component or obsolescence charges from our contract manufacturers, warranty related issues, or the introduction of new products or entry into new markets with different pricing and cost structures.

Fluctuations in our revenues and operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.

Our quarterly and annual revenues and operating results are difficult to predict and have fluctuated in the past, and may fluctuate in the future, from quarter to quarter and year to year. It is possible that our operating results in some quarters and years will be below market expectations. This would likely cause the market price of our ordinary shares to decline. Our quarterly and annual operating results are affected by a number of factors, many of which are outside of our control, including:

- unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;
- the loss of one or more of our customers, or a significant reduction or postponement of orders from our customers;
- our customers' sales outlooks, purchasing patterns and inventory levels based on end-user demands and general economic conditions;
- seasonal buying trends;
- the timing of new product announcements or introductions by us or by our competitors;
- our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;
- product obsolescence and our ability to manage product transitions;
- changes in the relative sales mix of our products;
- decreases in the overall average selling prices of our products;
- changes in our cost of finished goods; and
- the availability, pricing and timeliness of delivery of other components used in our customers' products.

We base our planned operating expenses in part on our expectations of future revenues, and a significant portion of our expenses is relatively fixed in the short-term. We have limited visibility into customer demand from which to predict future sales of our products. As a result, it is difficult for us to forecast our future revenues and budget our operating expenses accordingly. Our operating results would be adversely affected to the extent customer orders are cancelled or rescheduled. If revenues for a particular quarter are lower than we expect, we likely would not be able to proportionately reduce our operating expenses.

We rely on our ecosystem partners to enhance and drive demand for our product offerings. Our inability to continue to develop or maintain such relationships in the future or our partners' inability to timely deliver technology or product offerings to the market may harm our revenues and ability to remain competitive.

We have developed relationships with third parties, which we refer to as ecosystem partners. Such partners provide their technology products, operating systems, tool support, reference designs and other elements necessary for the sale of our products into our markets. In addition, introduction of new products into the market by these partners may increase demand for our products. If we are unable to continue to develop or maintain these relationships, or if our ecosystem partners delay or fail to timely deliver their technology or products or other elements to the market, our revenues may be adversely impacted and we might not be able to enhance our customers' ability to commercialize their products in a timely manner and our ability to remain competitive may be harmed.

We rely primarily upon trade secret, patent and copyright laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenues could suffer.

We seek to protect our proprietary manufacturing specifications, documentation and other written materials primarily under trade secret, patent and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

- people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting it;
- policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and
- the laws of other countries in which we market our products, such as some countries in the Asia/ Pacific region, may offer little or no protection for our proprietary technologies.

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, generate revenues and grow our business.

We may not obtain sufficient patent protection on the technology embodied in our products, which could harm our competitive position and increase our expenses.

Our success and ability to compete in the future may depend to a significant degree upon obtaining sufficient patent protection for our proprietary technology. Patents that we currently own do not cover all of the products that we presently sell. Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. Even in the event that these patents are not issued, the applications may become publicly available and proprietary information disclosed in the applications will become available to others. In addition, any issued patents may be challenged, invalidated or declared unenforceable. The term of any issued patent in the United States and Israel would be 20 years from its filing date, and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may be issued. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain foreign countries may not be available or may be limited in scope and any patents obtained may not be as readily enforceable as in the United States and Israel, making it difficult for us to effectively protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later on turn out to be important.

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to sell our products and divert the attention of management and technical personnel.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We have indemnification obligations to most of our customers with respect to infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these customers in connection with our technology, we may be required to defend and indemnify such customers.

Questions of infringement in the markets we serve involve highly technical and subjective analyses. Although we have not been involved in intellectual property litigation to date, litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, and require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could seriously harm our business.

In the normal course of business, we enter into agreements and terms and conditions that require us to indemnify the other party against third-party claims alleging that one of our products infringes or misappropriates intellectual property rights, as well as against certain claims relating to property damage, personal injury or acts or omissions relating to supplied products or technologies, or acts or omissions made by us or our employees, agents or representatives. In addition, we are obligated pursuant to indemnification undertakings with our officers and directors to indemnify them to the fullest extent permitted by law and to indemnify venture capital funds that were affiliated with or represented by such officers or directors. If we receive demands for indemnification under these agreements and terms and conditions, they will likely be very expensive to settle or defend, and we may incur substantial legal fees in connection with any indemnity demands. Our indemnification obligations under these agreements and terms and conditions may be unlimited in duration and amount, and could have an adverse effect on our business, financial condition and results of operations.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

Our business is particularly dependent on the interdisciplinary expertise of our personnel, and we believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, finance and sales and marketing personnel. The loss of any key employees or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell our products and harm the market's perception of us. Competition for qualified engineers in the markets, in which we operate, primarily in Israel where our engineering operations are based, is intense and accordingly, we may not be able to retain or hire all of the engineers required to meet our ongoing and future business needs. If we are unable to attract and retain the highly skilled professionals we need, we may have to forego projects for lack of resources or be unable to staff projects optimally. We believe that our future success is highly dependent on the contributions of our president and chief executive officer and other senior executives. We do not have long-term employment contracts with our president and chief executive officer or any other key personnel, and their knowledge of our business and industry would be extremely difficult to replace.

In an effort to retain key employees, we may modify our compensation policies by, for example, increasing cash compensation to certain employees and/or modifying existing share options. For example, during 2009, we offered eligible employees and contractors the opportunity to exchange certain outstanding share options for a lesser number of replacement options. In addition, in 2010, we began awarding restricted share units to our employees. These modifications of our compensation policies and the requirement to expense the fair value of share options and restricted share units awarded to employees and officers may increase our operating expenses. We cannot be certain that these and any other changes in our compensation policies will or would improve our ability to attract, retain and motivate employees. Our inability to attract and retain additional key employees and the increase in share-based compensation expense could each have an adverse effect on our business, financial condition and results of operations.

We may not be able to manage our future growth effectively, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth.

We are experiencing a period of company growth and expansion. This expansion has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems and financial resources. We plan to hire additional employees to support an increase in research and development, as well as increases in our sales and marketing and general and administrative efforts. To successfully manage our growth, we believe we must effectively:

- continue to enhance our customer relationship and supply chain management and supporting systems;
- implement additional and enhance existing administrative, financial and operations systems, procedures and controls;
- expand and upgrade our technological capabilities;
- manage multiple relationships with our customers, distributors, suppliers, end users and other third parties;
- manage the mix of our U.S., Israeli and other foreign operations; and
- hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel and financial and IT personnel.

Our efforts may require substantial managerial and financial resources and may increase our operating costs even though these efforts may not be successful. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

We may experience defects in our products, unforeseen delays, higher than expected expenses or lower than expected manufacturing yields of our products, which could result in increased customer warranty claims, delay our product shipments and prevent us from recognizing the benefits of new technologies we develop.

Although we test our products, they are complex and may contain defects and errors. In the past, we have encountered defects and errors in our products. Delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and our ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, including wide-scale product recalls, warranty expenses and product liability claims against us which may not be fully covered by insurance. Any of these could harm our business.

In addition, our production of existing and development of new products can involve multiple iterations and unforeseen manufacturing difficulties, resulting in reduced manufacturing yields, delays and increased expenses. The evolving nature of our products requires us to modify our manufacturing specifications, which may result in delays in manufacturing output and product deliveries. We rely on third parties to manufacture our products and currently rely on one manufacturer for our ICs and one manufacturer for our cards and two primary manufacturers for our switch systems. Our ability to offer new products depends on our manufacturers' ability to implement our revised product specifications, which is costly, time-consuming and complex.

If we fail to maintain an effective system of internal controls, we may not be able to report accurately our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We have incurred, and expect to continue to incur significant expenses and to devote significant management resources to Section 404 compliance. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal controls over financial reporting are not effective as defined under Section 404, investor perceptions of our company may be adversely affected and may cause a decline in the market price of our ordinary shares. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our ordinary shares from The NASDAQ Global Select Market, which could reduce our share price.

Unanticipated changes in our tax provisions or adverse outcomes resulting from examination of our income tax returns could adversely affect our results of operations.

We are subject to income taxes in Israel, the United States and various foreign jurisdictions. Our effective income tax could be adversely affected by changes in tax laws or interpretations of those tax laws, by changes in the mix of earnings in countries with differing statutory tax rates, by discovery of new information in the course of our tax return preparation process, or by changes in the valuation of our deferred tax assets and liabilities. In accordance with recent amendments to the Israeli tax laws, the planned reduction of the Israeli corporate income tax rate will be cancelled and instead, as of January 1, 2012, the corporate income tax rate will be increased to 25% in 2012. In addition, the tax rate due on dividends, interest and capital gains applicable to individuals will be increased as well. Our effective income tax rates are also affected by intercompany transactions for sales, services, funding and other items. Given the increased global scope of our operations, and the complexity of global tax and transfer pricing rules and regulations, it has become increasingly difficult to estimate earnings within each tax jurisdiction. If actual earnings within a tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate. Additionally, our effective tax rate may be affected by the tax effects of acquisitions, newly enacted tax legislation, share-based compensation and uncertain tax positions. Finally, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities which may result in the assessment of additional income taxes. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. However, unanticipated outcomes from these examinations could have a material adverse effect on our financial condition or results of operations.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Also, the SEC has released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards, or IFRS. Under the proposed roadmap, we may be required to prepare financial statements in accordance with IFRS. Adoption of IFRS may have a material impact on our results of operations.

We may be subject to disruptions or failures in information technology systems and network infrastructures that could have a material adverse effect on us.

We rely on the efficient and uninterrupted operation of complex information technology systems and network infrastructures to operate our business. We also hold large amounts of data in various data center facilities upon which our business depends. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, system implementations or upgrades, computer viruses, third-party security breaches, employee error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents could cause breaches of data security, loss of intellectual property and critical data and the release and misappropriation of sensitive competitive information and partner, customer and employee personal data. Any of these events could harm our competitive position, result in a loss of customer confidence, cause us to incur significant costs to remedy any damages and ultimately materially adversely affect our business and financial condition.

While we have implemented a number of protective measures, including firewalls, antivirus, patches, log monitors, routine back-ups, system audits, routine password modifications and disaster recovery procedures, such measures may not be adequate or implemented properly to prevent or fully address the adverse effect of such events.

In addition, our third-party subcontractors, including our foundries, test and assembly houses and distributors, have access to certain portions of our sensitive data. In the event that these subcontractors do not properly safeguard our data that they hold, security breaches and loss of our data could result.

Any such loss of data by our third-party service providers could have a material adverse effect on our business and financial condition.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events.

Our U.S. corporate offices are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition. In addition, acts of terrorism could cause disruptions in our or our customers' businesses or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to Operations in Israel and Other Foreign Countries

Regional instability in Israel may adversely affect business conditions and may disrupt our operations and negatively affect our revenues and profitability.

We have engineering facilities, corporate and sales support operations located in Israel. A significant number of our employees and material amount of assets are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In mid-2006, Israel was engaged in armed conflicts with Hezbollah. The conflict involved missile strikes against civilian targets in northern Israel. From December 2008 through January 2009, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in southern Israel. These conflicts negatively affected business conditions in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. In addition, there has been recent civil unrest in certain areas in the Middle East, including Egypt, Syria and Libya. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

We can give no assurance that security and political conditions will have no impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. While we did not sustain damages from the conflicts with Hezbollah or Hamas referred to above, our Israeli operations, which are located in northern Israel, are within range of Hezbollah missiles and we or our immediate surroundings may sustain damages in a missile attack, which could adversely affect our operations.

In addition, our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be negatively affected by the obligations of our personnel to perform military service.

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45 (or older, for citizens with certain occupations), including some of our employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our employees, including those in key positions, have been called upon in connection with armed conflicts. It is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence for a significant period of one or more of our officers, directors or key employees due to military service. Any such disruption could adversely affect our operations.

Our operations may be affected by labor unrest in Israel.

In the past, there have been several general strikes and work stoppages in Israel affecting all banks, airports and ports. These strikes had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work stoppages, which, if carried out, may have a material adverse effect on the Israeli economy and our business.

We are susceptible to additional risks from our international operations.

We derived 64%, 55% and 47% of our revenues in the years ended December 31, 2009, 2010 and 2011, respectively, from sales outside North America. As a result, we face additional risks from doing business internationally, including:

- reduced protection of intellectual property rights in some countries;
- difficulties in staffing and managing foreign operations;
- longer sales and payment cycles;
- greater difficulties in collecting accounts receivable;
- adverse economic conditions;
- seasonal reductions in business activity;
- potentially adverse tax consequences;
- laws and business practices favoring local competition;
- costs and difficulties of customizing products for foreign countries;
- compliance with a wide variety of complex foreign laws and treaties;
- compliance with the United States' Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;
- compliance with export control and regulations;
- licenses, tariffs, other trade barriers, transit restrictions and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;
- foreign currency exchange risks;
- fluctuations in freight rates and transportation disruptions;

- political and economic instability;
- variance and unexpected changes in local laws and regulations;
- natural disasters and public health emergencies; and
- trade and travel restrictions.

Our principal research and development facilities are located in Israel, and our directors, executive officers and other key employees are located primarily in Israel and the United States. In addition, we engage sales representatives in various countries throughout the world to market and sell our products in those countries and surrounding regions. If we encounter any of the above risks in our international operations, we could experience slower than expected revenue growth and our business could be harmed.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. Three of our executive officers and two of our directors, one who is also an executive officer, are non-residents of the United States and are located in Israel, and a significant amount of our assets and the assets of these persons are located outside the United States. Two of our executive officers and five of our directors are located in the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of the above persons in Israel.

In addition, it may be difficult for a shareholder to enforce civil liabilities under U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. Furthermore, an Israeli court recently held that U.S. law is applicable to a claim for misrepresentation in periodic reports made against a public company whose shares are traded both in the United States and on the Tel Aviv Stock Exchange. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved in an Israeli court as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. For shareholders who purchase our securities on the Tel-Aviv Stock Exchange, it may also be difficult to bring an action against us in U.S. court.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

The Israeli Companies Law generally requires that a merger be approved by the board of directors and by the general meeting of the shareholders. Upon the request of any creditor of a merging company, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the merging companies.

Also, in certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold 25% or more of the voting rights in the company (unless there is already a 25% or greater shareholder of the company) or more than 45% of the voting rights in the company (unless there is already a shareholder that holds more than 45% of the voting rights in the company). If, as a result of an acquisition, the acquirer would hold more than 90% of a company's shares or voting rights, the acquisition must be made by means of a tender offer for all of the shares.

In addition, the Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including rights that may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares would require an amendment to our articles of association, which requires the prior approval of the holders of a majority of our shares at a general meeting and, according to the Israeli Securities Law subject to limited exceptions, the issuance thereof is possible only if we are no longer traded on the Tel-Aviv Stock Exchange.

These provisions could delay, prevent or impede an acquisition of us, even if such an acquisition would be considered beneficial by some of our shareholders.

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings.

Although all of our revenues and a majority of our expenses are denominated in U.S. dollars, a significant portion of our research and development expenses and our Israeli facility expenses are incurred in new Israeli shekels, or NIS. As a result, we are exposed to risk to the extent that the inflation rate in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of these devaluations lags behind inflation in Israel. In that event, the U.S. dollar cost of our research and development operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected. To the extent that the value of the NIS increases against the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation of the NIS against the U.S. dollar. The Israeli rate of inflation amounted to 3.9%, 2.7% and 2.2% for the years ended December 31, 2009, 2010 and 2011, respectively. The increase in value of the NIS against the U.S. dollar amounted to 0.7%, 6.0% in the years ended December 31, 2009 and 2010, respectively. The increase in value of the U.S dollar against the NIS amounted to 7.7% in the year ended December 31, 2011. If the U.S. dollar cost of our research and development operations and facility expenses in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Further, because all of our international revenues are denominated in U.S. dollars, a strengthening of the dollar versus other currencies could make our products less competitive in foreign markets and the collection of our receivables more difficult. To help manage this risk we have been engaged in foreign currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel and changes in value of NIS against the U.S. dollar.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

Some of our operations in Israel have been granted "Approved Enterprise" status by the Investment Center in the Israeli Ministry of Industry Trade and Labor and the Israeli Income Tax Authority, which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. The availability of these tax benefits is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, complying with our marketing program which was submitted to the Investment Center, filing of certain reports with the Investment Center and complying with Israeli intellectual property laws. If we do not meet these requirements in the future, these tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received plus interest and penalties thereon. The tax benefits that our current "Approved Enterprise" program receives may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, which could adversely affect our results of operations. Additionally, if we increase our activities outside of

Israel, for example, by acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs.

The Israeli government grants that we received require us to meet several conditions and restrict our ability to manufacture and engineer products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We have received grants from the government of Israel through the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of our research and development expenditures in Israel. When know-how is developed using OCS grants, the Encouragement of Industrial Research and Development Law 5744-1984, or the R&D Law, as well as the terms of these grants restrict the transfer of the know-how outside of Israel. Transfer of know-how outside of Israel requires pre-approval by the OCS which may at its sole discretion grant such approval and impose certain conditions, and is subject to the payment of a transfer fee calculated according to the formula provided in the R&D Law which takes into account the consideration for such know-how paid to us in the transaction in which the technology is transferred. In addition, any decrease of the percentage of manufacturing performed in Israel, as originally declared in the application to the OCS, requires us to notify, or to obtain the approval of the OCS and may result in increased royalty payments to the OCS as well as increase total amount to be paid to the OCS. These restrictions may impair our ability to enter into agreements for those products or technologies without the approval of the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. If we fail to comply with the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

Risks Related to Our Ordinary Shares

The price of our ordinary shares may continue to be volatile, and the value of an investment in our ordinary shares may decline.

We sold ordinary shares in our initial public offering in February 2007 at a price of $17.00 per share, and our shares have subsequently traded as low as $6.02 per share. During 2011, our shares traded as low as $23.96 per share and as high as $36.45 per share. Factors that could cause volatility in the market price of our ordinary shares include, but are not limited to:

- quarterly variations in our results of operations or those of our competitors;

- announcements by us, our customers or rumors from sources other than our company related to acquisitions, new products, significant contracts, commercial relationships or capital commitments;
- our ability to develop and market new and enhanced products on a timely basis;
- disruption to our operations;
- geopolitical instability;
- the emergence of new sales channels in which we are unable to compete effectively;
- any major change in our board of directors or management;
- changes in financial estimates, including our ability to meet our future revenue and operating profit or loss projections;
- changes in governmental regulations or in the status of our regulatory approvals;
- general economic conditions and slow or negative growth of related markets;
- commencement of, or our involvement in, litigation;
- changes in earnings estimates or recommendations by securities analysts;
- continuing international conflicts and acts of terrorism; and
- changes in accounting rules.

In addition, the stock markets in general, and the markets for semiconductor stocks in particular, have experienced extreme volatility that often has been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our ordinary shares. In the past, when the market price of a stock has been volatile and declined, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our shareholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

We may need to raise additional capital, which might not be available or which, if available, may be on terms that are not favorable to us.

We may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue equity securities to raise additional funds, the ownership percentage of our shareholders would be diluted, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our ordinary shares. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our ordinary shares. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could harm our business, operating results and financial condition.

If we sell our ordinary shares in future financings, ordinary shareholders could experience immediate dilution and, as a result, the market price of our ordinary shares may decline.

We may from time to time issue additional ordinary shares at a discount from the current trading price of our ordinary shares. As a result, our ordinary shareholders would experience immediate dilution upon the purchase of any ordinary shares sold at such discount. In addition, as opportunities present themselves, we may enter into equity financings or similar arrangements in the future, including the issuance of debt securities, preferred shares or ordinary shares. If we issue ordinary shares or securities convertible into ordinary shares, holders of our ordinary shares could experience dilution.

The ownership of our ordinary shares may continue to be concentrated, and your interests may conflict with the interests of our significant shareholders.

As of December 31, 2011, based on information filed with the SEC or reported to us, Oracle Corporation and certain entities affiliated with Fidelity Management & Research Company, beneficially owned an aggregate of approximately 24% of our outstanding ordinary shares, and taken together with our executive officers and directors and their affiliates, beneficially owned an aggregate of approximately 30% of our outstanding ordinary shares. Accordingly, these shareholders, should they act as a group, would have significant influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These shareholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other shareholders. The significant concentration of share ownership may adversely affect the trading price of our ordinary shares due to investors' perception that conflicts of interest may exist or arise.

Our ordinary shares are traded on more than one market and this may result in price variations and volatility.

Our ordinary shares are traded on The NASDAQ Global Select Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on The NASDAQ Global Select Market and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different times (due to different time zones, trading days and public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. In addition, due to the smaller size of the local capital market in Israel, we may receive more media coverage in Israel and Israeli investors may react to this coverage more quickly than investors elsewhere. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading prices of our ordinary shares on the other market.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the market price of our ordinary shares could decline.

The trading market for our ordinary shares could be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of our ordinary shares or trading volume in our ordinary shares to decline. Moreover, if one or more of the analysts who cover our company downgrades our ordinary shares or if our operating results do not meet their expectations, the market price of our ordinary shares could decline.

Provisions of our articles of association could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders, and could make it more difficult for shareholders to change management.

Provisions of our amended and restated articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

- no cumulative voting;
- approval of merger requires a majority of our outstanding shares;
- a vote of at least 75% of the voting power at the general meeting required to remove any directors (not including external directors) from office, and elect directors instead of directors so removed; and
- an advance notice requirement for shareholder proposals and nominations.

Furthermore, Israeli tax law treats some acquisitions, particularly share-for-share swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law generally provides that a shareholder who exchanges our shares for shares in a foreign corporation is treated as if the shareholder has sold the shares. In such a case, the shareholder will generally be subject to Israeli taxation on any capital gains from the sale of shares (after two years, with respect to one half of the shares, and after four years, with respect to the balance of the shares, in each case unless the shareholder sells such shares at an earlier date), unless a relevant tax treaty between Israel and the country of the shareholder's residence exempts the shareholder from Israeli tax. Please see "Risk Factors—Provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares" for a further discussion of Israeli laws relating to mergers and acquisitions. These provisions in our amended and restated articles of association and other provisions of Israeli law could limit the price that investors are willing to pay in the future for our ordinary shares.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

We may incur increased costs as a result of changes in laws and regulations relating to corporate governance matters.

Changes in the laws and regulations affecting public companies, including Israeli laws, rules adopted by the SEC and by The NASDAQ Stock Market, may result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

ITEM 1B—*UNRESOLVED STAFF COMMENTS*

None.

ITEM 2—*PROPERTIES*

As of December 31, 2011, our major facilities consisted of:

	Israel	United States	Other	Total
Leased facilities *(in thousands of square feet))*	586	39	2	627

Our United States business headquarters are located in Sunnyvale, California, and our engineering headquarters are located in Yokneam, Israel. We believe that our existing facilities in the United States and Israel will be adequate to meet our current requirements and that suitable additional or substitute space will be available on acceptable terms to accommodate our foreseeable needs.

ITEM 3—*LEGAL PROCEEDINGS*

We are not currently involved in any material legal proceedings. We may, from time to time, become a party to various legal proceedings arising in the ordinary course of business. We may also be indirectly affected by administrative or court proceedings or actions in which we are not involved but which have general applicability to the semiconductor industry.

ITEM 4—*MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5—*MARKET FOR REGISTRANT'S ORDINARY SHARES, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our ordinary shares began trading on The NASDAQ Global Market on February 8, 2007 under the symbol "MLNX." Prior to that date, our ordinary shares were not traded on any public exchange. Our ordinary shares began trading on the Tel-Aviv Stock Exchange as of July 9, 2007 under the symbol "MLNX."

The following table summarizes the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Select Market.

2011	High	Low
First quarter	$28.32	$23.96
Second quarter	$32.50	$24.61
Third quarter	$35.60	$26.48
Fourth quarter	$36.45	$30.80

2010	High	Low
First quarter	$23.66	$17.65
Second quarter	$27.00	$21.84
Third quarter	$25.36	$14.79
Fourth quarter	$26.32	$19.34

As of February 17, 2012, we had approximately 130 holders of record of our ordinary shares. This number does not include the number of persons whose shares are in nominee or in "street name" accounts through brokers.

Share Performance Graph

The graph below compares the cumulative total shareholder return on our ordinary shares with the cumulative total return on The NASDAQ Composite Index and The Philadelphia Semiconductor Index. The period shown commences on February 7, 2007, the date of our initial public offering, and ends on December 31, 2011, the end date of our last fiscal year. The graph assumes an investment of $100 on February 7, 2007, and the reinvestment of any dividends. No cash dividends have been declared on our ordinary shares since our initial public offering in 2007. Shareholder returns over the indicated periods should not be considered indicative of future share prices or shareholder returns.


200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
2/7/2007
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
Mellanox Technologies
NASDAQ Composite Index
Philadelphia Semiconductor Index

	2/7/2007	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Mellanox Technologies	100.00*	107.18	46.24	111.12	153.94	191.12
NASDAQ Composite Index	100.00*	106.50	63.32	91.11	106.52	104.60
Philadelphia Semiconductor Index	100.00*	86.61	45.04	76.39	87.41	77.36

* $100 invested on February 7, 2007 in shares or index-including reinvestment of dividends.

Dividends

We have not declared or paid any cash dividends on our ordinary shares in the past, and we do not anticipate declaring or paying cash dividends in the foreseeable future. The Israeli Companies Law, 1999, or the Companies Law, also restricts our ability to declare dividends. We can only distribute dividends from profits (the "Profit Test") (as defined in the Companies Law) and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due (the "Insolvency Test")"); provided that, with court approval, we may distribute dividends if we do not meet the Profit Test so long as we meet the Insolvency Test.

Securities Authorized for Issuance under Equity Compensation Plans

Our equity compensation plan information required by this item is incorporated by reference to the information in Part III, Item 12 of this report. For additional information on our share incentive plans and activity, see Note 8, "Employee Benefit Plans" included in Part IV, Item 15 of this report.

Recent Sales of Unregistered Securities

None.

ITEM 6—*SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this report. We derived the consolidated balance sheet data for the years ended December 31, 2007, 2008 and 2009 and our consolidated statements of operations data for the years ended December 31, 2007 and 2008, from our audited consolidated financial statements not included in this report. We derived the consolidated statements of operations data for each of the three years in the period ended December 31, 2011, as well the consolidated balance sheet data as of December 31, 2010 and 2011, from our audited consolidated financial statements included elsewhere in this report. Our historical results are not necessarily indicative of results to be expected in any future period.

	December 31,				
	2011(2)	**2010**	**2009**	**2008**	**2007**
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Total revenues	$259,251	$154,640	$116,044	$107,701	$84,078
Cost of revenues	92,015	40,550	28,669	23,406	21,390
Gross profits	167,236	114,090	87,375	84,295	62,688
Operating expenses:					
Research and development	92,508	56,804	42,241	39,519	24,638
Sales and marketing	40,366	22,104	17,034	15,058	12,739
General and administrative	21,769	11,744	9,353	8,370	6,229
Total operating expenses	154,643	90,652	68,628	62,947	43,606
Income from operations	12,593	23,438	18,747	21,348	19,082
Other income (loss), net	759	(135)	518	3,823	5,976
Income before taxes on income	13,352	23,303	19,265	25,171	25,058
Benefit from (provision for) taxes on income	(3,375)	(9,763)	(6,379)	(2,800)	10,530
Net income	$ 9,977	$ 13,540	$ 12,886	$ 22,371	$35,588
Net income per share—basic(1)	$ 0.28	$ 0.40	$ 0.40	$ 0.71	$ 1.28
Net income per share—diluted(1)	$ 0.26	$ 0.38	$ 0.39	$ 0.68	$ 1.18
Shares used to compute net income per share(1)	36,263	33,591	32,099	31,436	27,827
Shares used to compute diluted net income per share(1)	38,562	35,483	33,400	32,843	30,201

	December 31,				
	2011(2)	2010	2009	2008	2007
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$181,258	$107,994	$ 43,640	$110,153	$100,650
Short-term investments	52,373	141,959	166,357	70,855	52,231
Working capital	251,533	265,625	231,226	198,932	170,615
Total assets	$530,030	$315,755	$275,386	$244,771	$202,400
Short-term liabilities	67,093	23,778	24,107	23,085	19,545
Long-term liabilities	20,590	10,287	8,396	7,606	5,738
Total liabilities	$ 87,683	$ 34,065	$ 32,503	$ 30,691	$ 25,283
Total shareholders' equity	$442,347	$281,690	$242,883	$214,080	$177,117

(1) On February 1, 2007, we effected a 1.75-to-1 reverse split of our ordinary shares, mandatorily redeemable convertible preferred shares and convertible preferred shares (the "Share Split") pursuant to the filing of our amended and restated articles of association. The number of shares and per share amounts have been adjusted to reflect the Share Split for all periods presented.

(2) On February 7, 2011, we acquired Voltaire Ltd., an Israeli-based public company. Voltaire's results of operations and estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements beginning February 7, 2011.

ITEM 7—*MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in the section entitled "Risk Factors."

Overview

General

We are a fabless semiconductor company that produces and supplies high-performance connectivity products that facilitate efficient data transmission between servers, storage systems and communications infrastructure equipment and other embedded systems. We offer adapter, gateway and switch ICs, adapter cards, switch systems, gateway systems, software, services and cables as an integral part of a total end-to-end networking solution focused on computing, storage and communication applications used in multiple markets, including high-performance computing, or HPC, Web 2.0, storage, financial services, database and cloud. Our adapters and switch ICs provide per-port bandwidth up to 10Gb/s and 40Gb/s Ethernet, and 10Gb/s (Single Data Rate or SDR), 20Gb/s (Double Data Rate or DDR), 40Gb/s (Quad Data Rate or QDR) and 56Gb/s (Fourteen Data Rate or FDR) InfiniBand. With our adapter ICs and cards, we deliver software for collectives, messaging, unstructured data and storage used to accelerate applications in HPC, Web 2.0, high frequency trading, database and storage, among others. Our switch systems range in port density from 8, 18 and 36 port top-of-rack switches to director-class switches ranging in size from 108 to 648 ports. Connectivity between the adapters and switches is supported with our short reach copper cables and long reach active optical cables, and our management software provides visibility, monitoring and diagnostics for the system.

We are one of the pioneers of InfiniBand: an industry-standard architecture that provides specifications for high-performance interconnects. We believe we are the leading supplier of InfiniBand interconnect solutions that deliver industry-leading performance and features, which is demonstrated by the performance, efficiency and scalability of clustered computing and storage systems that incorporate our products. In addition to supporting InfiniBand, our products also support industry-standard Ethernet transmission protocols providing unique product differentiation and connectivity flexibility. Our products serve as building blocks for creating reliable and scalable InfiniBand and Ethernet solutions with leading performance.

On February 7, 2011, we completed the acquisition of Voltaire Ltd., or Voltaire, a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Our primary reasons for the Voltaire acquisition were to enhance our position in providing end-to-end connectivity solutions and to expand our software and hardware offerings. The acquisition also enhanced our engineering team and sales force through the addition of Voltaire employees. The acquisition of Voltaire has allowed us to offer a broader product portfolio, provided us with the opportunity to expand our customer base and allowed us to go to market with end-to-end hardware and software solutions for both InfiniBand and Ethernet.

We have experienced growth in our total revenues in each of the last three years. Our revenues increased from $107.7 million for the year ended December 31, 2008 to $116.0 million to $154.6 million to $259.3 million for the years ended December 31, 2009, 2010 and 2011, respectively. In order to increase our annual revenues, we must continue to achieve design wins over other InfiniBand and Ethernet providers and providers of competing interconnect technologies. We consider a design win to occur when an original equipment manufacturer, or OEM, or contract manufacturer notifies us that it has selected our products to be incorporated into a product or system under development. Because the life cycles for our customers' products can last for several years if these products have successful commercial introductions, we expect to continue to generate revenues over an extended period of time for each successful design win.

Revenues. We derive revenues from sales of our ICs, cards, switch systems and cables, software and accessories. Our sales have historically been made on the basis of purchase orders rather than long-term agreements. To date, we have derived a substantial portion of our revenues from a relatively small number of customers. Sales to our top ten customers represented 70%, 71% and 79% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. Sales to customers representing 10% or more of revenues accounted for 36%, 27% and 36% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. The loss of one or more of our principal customers or the reduction or deferral of purchases of our products by one of these customers could cause our revenues to decline materially if we are unable to increase our revenues from other customers.

Our customers, including our most significant customers, are not obligated by long-term contracts to purchase our products and may cancel orders with limited potential penalties. If any of our large customers reduces or cancels its purchases from us for any reason, it could have an adverse effect on our revenues and results of operations.

At December 31, 2011, Oracle Corporation held approximately 3.8 million of our ordinary shares. Sales to Oracle and/or its contract manufacturers during 2011 were $18.3 million, and were conducted at arm's-length. There were no other material transactions with Oracle during 2011. At December 31, 2011, accounts receivable from Oracle totaled $17,831. At December 31, 2010, Oracle held approximately 3.4 million shares. Sales to Oracle and/or its contract manufacturers during 2010 were $11.8 million, and were conducted at arm's-length. At December 31, 2010, accounts receivable from Oracle totaled $27,230. There were no other material transactions with Oracle during 2010.

Cost of revenues and gross profit. The cost of revenues consists primarily of the cost of silicon wafers purchased from our foundry supplier, costs associated with the assembly, packaging and production testing of our ICs, outside processing costs associated with the manufacture of our host channel adapters, or HCA cards, and switch systems, purchased cable costs, royalties due to third parties, warranty costs, excess and obsolete inventory costs and costs of personnel associated with production management, quality assurance and services. In addition, after we purchase wafers from our foundries, we also face yield risk related to manufacturing these wafers into semiconductor devices. Manufacturing yield is the percentage of acceptable product resulting from the manufacturing process, as identified when the product is tested as a finished IC. If our manufacturing yields decrease, our cost per unit increases, which could have a significant adverse impact on our cost of revenues. We do not have long-term pricing agreements with foundry suppliers and contract manufacturers. Accordingly, our costs are subject to price fluctuations based on the overall cyclical demand for semiconductors.

We purchase our inventory pursuant to standard purchase orders. We estimate that lead times for delivery of our finished semiconductors from our foundry supplier and assembly, packaging and production testing subcontractor are approximately three to four months, lead times for delivery from our HCA card manufacturing subcontractor are approximately eight to ten weeks, and lead times for delivery from our switch systems manufacturing subcontractors are approximately twelve weeks. We build inventory based on forecasts of customer orders rather than the actual orders themselves. In addition, our customers are seeking opportunities to minimize their inventory on hand while demanding shorter lead times for orders placed. As a result, we have increased our inventory levels over the past year to meet this demand.

We expect our cost of revenues to increase over time as a result of the expected increase in our sales volume. We expect our cost of revenues as a percentage of sales to increase in the future as a result of a reduction in the average sale price of our products and a higher percentage of revenue deriving from sales of switch systems and cables, which generally yield lower gross margins. This trend will depend on overall customer demand for our products, our product mix, competitive product offerings and related pricing and our ability to reduce manufacturing costs.

Operational expenses

Research and development expenses. Our research and development expenses consist primarily of salaries, share-based compensation and associated costs for employees engaged in research and development, costs associated with computer aided design software tools, depreciation, allocable facilities related expenses and tape-out costs. Tape-out costs are expenses related to the manufacture of new ICs, including charges for mask sets, prototype wafers, mask set revisions and testing incurred before releasing new ICs into production. We anticipate these expenses will increase in future periods based on an increase in personnel to support our product development activities and the introduction of new products. We anticipate that our research and development expenses may fluctuate over the course of a year based on the timing of our product tape-outs.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, incentive compensation, share-based compensation and associated costs for employees engaged in sales, marketing and customer support, commission payments to external, third party sales representatives, advertising, and charges for trade shows, promotions, travel and allocable facilities related expenses. We expect these expenses will increase in absolute dollars in future periods based on an increase in sales and marketing personnel and increased marketing activities.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries, share-based compensation and associated costs for employees engaged in finance, legal, human resources and administrative activities, and other professional services expenses for accounting, corporate legal fees and allocable facilities related expenses. We expect these expenses will increase in absolute dollars in future periods based on an increase in personnel to support our business activities.

Taxes on Income

Our operations in Israel have been granted "Approved Enterprise" status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. Under the terms of the Approved Enterprise program, income that is attributable to our operations in Yokneam, Israel will be exempt from income tax for a period of ten years commencing when we first generate taxable income after setting off our losses from prior years. Income that is attributable to our operations in Tel Aviv, Israel will be exempt from income tax for a period of two years commencing when we first generate taxable income and will be subject to a reduced income tax rate (generally 10 to 25%, depending on the percentage of foreign investment in the Company) for the following five to eight years. The Approved Enterprise tax holiday associated with our Yokneam and Tel Aviv operations began in 2011. The Yokneam tax holiday is expected to expire in 2020 and the Tel Aviv tax holiday is expected to expire between 2015 and 2018. In accordance with recent amendments to the Israeli tax laws, the planned reduction of the Israeli corporate income tax rate will be cancelled and instead, as of January 1, 2012, the corporate income tax rate will be increased to 25% in 2012.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, allowance for doubtful accounts, fair value of financial instruments, short-term investments, inventory valuation, valuation and impairment of goodwill and acquired intangibles, warranty provision, share-based compensation and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 1, "The Company and Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this report.

Revenue recognition

We recognize revenue from the sales of products when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the price is fixed or determinable; and (4) collection is reasonably assured. We use a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped via a third party and title and risk of loss transfer to the customer. Our standard arrangement with our customers typically includes freight-on-board shipping point, no right of return and no customer acceptance provisions. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of the product. We determine whether collectibility is probable on a customer-by-customer basis. When assessing the probability of collection, we consider the number of years the customer has been in business and the history of our collections. Customers are subject to a credit review process that evaluates the customers' financial positions and ultimately their ability to pay. If it is determined at the outset of an arrangement that collection is not probable, no product is shipped and no revenue is recognized unless cash is received in advance.

A portion of our sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. We recognize revenue from these distributors based on the sell-through method using point of sale and inventory information provided by the distributor. Additionally, we maintain accruals and allowances for price protection and cooperative marketing programs. We classify the costs of these programs based on the identifiable benefit received as either a reduction of revenue, a cost of sale or an operating expense.

We also maintain inventory, or hub arrangements with certain customers. Pursuant to these arrangements we deliver products to a customer or a designated third party warehouse based upon the customer's projected needs, but do not recognize product revenue unless and until the customer reports it has removed our product from the warehouse to be incorporated into its end products.

We recognize revenue from the sale of hardware products and software bundled with hardware that is essential to the functionality of the hardware in accordance with general revenue recognition accounting guidance. We recognize revenue in accordance with industry specific software accounting guidance for the following types of sales transactions: (i) standalone sales of software products, (ii) sales of software upgrades and (iii) sales of software bundled with hardware not essential to the functionality of the hardware.

For multiple element arrangements that include a combination of hardware, software and services, such as post-contract customer support, the arrangement consideration is first allocated to the separate elements using our best estimate of selling price. If an arrangement includes undelivered elements that are not essential to the functionality of the delivered elements, we defer the fair value or best estimate selling price of the undelivered elements. If the undelivered elements are essential to the functionality of the delivered elements, no revenue is recognized. In the arrangements described above, we recognize revenue upon shipment of each element, hardware or software, assuming all other basic revenue recognition criteria are met, as both the hardware or software are considered delivered elements and the only undelivered element is post-contract customer support. The revenue from fixed-price support or maintenance contracts, including extended warranty contracts and software post-contract customer support agreements are recognized ratably over the contract period and the costs associated with these contracts are recognized as incurred.

We account for multiple element arrangements that consist of software or software-related products, including the sale of upgrades to previously sold software and post-contract customer support, in accordance with industry specific accounting guidance for software and software-related transactions. For such transactions, revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element, and fair value is generally determined by vendor-specific objective evidence, or VSOE. If we cannot objectively determine the fair value of any undelivered element included in such multiple-element arrangements, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, but fair value exists for the undelivered elements, we use the residual method to recognize revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Costs incurred for shipping and handling expenses to customers are recorded as cost of revenues. To the extent these amounts are billed to the customer in a sales transaction, we record the shipping and handling fees as revenue.

Allowance for doubtful accounts

We estimate the allowance for doubtful accounts based on an assessment of the collectibility of specific customer accounts. If we determine that a specific customer is unable to meet its financial obligations, we provide a specific allowance for credit losses to reduce the net recognized receivable to the amount we reasonably believe will be collected. Probability of collection is assessed on a customer-by-customer basis and our historical experience with each customer. Customers are subject to an ongoing credit review process that evaluates their respective financial positions. We review and update our estimates for allowance for doubtful accounts on a quarterly basis. Our allowance for doubtful accounts totaled approximately $557,000 and $402,000 at December 31, 2011 and 2010, respectively. Our bad debt expense totaled approximately $155,000, $112,000 and $59,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Fair value of financial instruments

Our financial instruments consist of cash, cash equivalents, short-term investments, forward contracts, accounts receivable, accounts payable and other accrued liabilities. We believe that the carrying amounts of the financial instruments approximate their respective fair values. When there is no readily available market data, we may make fair value estimates, which may not necessarily represent the amounts that could be realized in a current or future sale of these assets.

Short-term investments

We classify short-term investment as available-for-sale securities. We view our available-for-sale-portfolio as available for use in current operations. Available-for-sale securities are recorded at fair value, and we record temporary unrealized gains and losses as a separate component of accumulated other comprehensive income. We charge unrealized losses against net earnings when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (1) the length of time a security is in an unrealized loss position, (2) the extent to which fair value is less than cost, (3) the financial condition and near term prospects of the issuer and (4) our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Inventory valuation

We value our inventory at the lower of cost or market. Market is determined based on net realizable value. Cost is determined for raw materials on a "first-in, first-out" basis, for work in process based on actual costs and for finished goods based on standard cost, which approximates actual cost on a first-in, first-out basis. We reserve for excess and obsolete inventory based on forecasted demand generally over a six to twelve months period and market conditions. Inventory reserves are not reversed and permanently reduce the cost basis of the affected inventory until it is either sold or scrapped.

Goodwill and intangibles assets

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. In the fourth quarter of fiscal 2011, we early adopted FASB's amended guidance issued in September 2011 for testing of goodwill for impairment. We conduct a goodwill impairment qualitative assessment during the fourth quarter of each fiscal year or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill impairment qualitative assessment requires us to perform an assessment to determine if it is more likely than not that the fair value of the business is less than its carrying amount. The qualitative assessment considers various factors, including the macroeconomic environment, industry and market specific conditions, market capitalization, stock price, financial performance, earnings multiples, budgeted-to-actual revenue performance from the prior year, gross margin and cash flow from operating activities and issues or events specific to the business. If adverse qualitative trends are identified that could negatively impact the fair value of the business, we perform a "two step" goodwill impairment test. The "step one" goodwill impairment test requires us to estimate the fair value of its business and certain assets and liabilities. The "step two" of the process is only performed if a potential impairment exists in "step one" and it involves determining the difference between the fair value of the reporting unit's net assets other than goodwill to the fair value of the reporting unit. If the difference is less than the net book value of goodwill, an impairment exists and is recorded. As of December 31, 2011, our assessment of goodwill impairment indicated that goodwill in the reporting unit was not impaired.

Intangible assets primarily represent acquired intangible assets including developed technology, customer relationships and in-process research and development, or IPR&D. We amortize the intangible assets over their useful lives using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used or, if that pattern cannot be reliably determined, using a straight-line amortization method. We capitalize IPR&D projects acquired as part of a business combination. On completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives. If any of the IPR&D projects are abandoned, we would be required to impair the related IPR&D asset.

Intangible assets are tested for impairment when indicators of impairment, such as reductions in demand, the abandonment of IPR&D projects or significant economic slowdowns in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. As of December 31, 2011, our assessment of intangibles indicated that intangible assets were not impaired.

Investment in privately-held companies

As of December 31, 2011, we held a $3.0 million investment in a privately-held company. We account for this investment under the cost method. To determine if the investment is recoverable, we monitor the privately-held company's revenue and earnings trends relative to pre-defined milestones and overall business prospects, the general market conditions in its industry and other factors related to its ability to remain in business, such as liquidity and receipt of additional funding.

Warranty provision

We provide a limited warranty for periods of up to three years from the date of delivery against defects in materials and workmanship. If a customer has a defective product, we will either repair the goods or provide replacement products at no charge. We record estimated warranty expenses at the time we recognize the associated product revenues based on our historical rates of return and costs of repair over the preceding 36-month period. In addition, we recognize estimated warranty expenses for specific defects at the time those defects are identified.

Share-based compensation

We account for share-based compensation expense based on the estimated fair value of the share option awards as of the grant dates. We estimate the fair value of share option awards using the Black-Scholes option valuation model, which requires the input of subjective assumptions including the expected share price volatility, the calculation of expected term, and the fair value of the underlying ordinary share on the date of grant, among other inputs. Share compensation expense is recognized on a straight-line basis over each optionee's requisite service period, which is generally the vesting period.

We base our estimate of expected volatility on a combination of our historical volatility and reported market value data for a group of publicly traded companies, which were selected from market indices that we believe would be indicators of our future share price volatility, after consideration of their size, stage of life cycle, profitability, growth, risk and return on investment. We calculate the expected term of our options using the simplified method as prescribed by the authoritative guidance. The expected term for newly- granted options is approximately 6.25 years.

Share-based compensation expense is recorded net of estimated forfeitures. Forfeitures are estimated at the time of grant and this estimate is revised, if necessary, in subsequent periods. If the actual number of forfeitures differs from that estimated, adjustments may be required to share-based compensation expense in future periods.

Income taxes

To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

We must also make judgments regarding the realizability of deferred tax assets. The carrying value of our net deferred tax asset is based on our belief that it is more likely than not that we will generate sufficient future taxable income in certain jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets which we do not believe meet the "more likely than not" criteria. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax regulations and tax holidays in each geographic region, the availability of tax credits and carryforwards, and the effectiveness of our tax planning strategies.

We use a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the guidance on judgments regarding the realizability of deferred taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Results of Operations

The following table sets forth our consolidated statements of operations as a percentage of revenues for the periods indicated:

	Years Ended December 31,		
	2011	2010	2009
Total revenues	100%	100%	100%
Cost of revenues	(35)	(26)	(25)
Gross profit	65	74	75
Operating expenses:			
Research and development	36	37	36
Sales and marketing	16	14	15
General and administrative	8	8	8
Total operating expenses	60	59	59
Income from operations	5	15	16
Other income, net	—	—	—
Provision for taxes on income	(1)	(6)	(5)
Net income	4	9	11

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010 and Year Ended December 31, 2010 to the Year Ended December 31, 2009

Revenues.

The following tables represent our total revenues for the years ended December 31, 2011 and 2010 by product type and interconnect protocol:

	Year Ended December 31,			
	2011	% of Revenues	2010	% of Revenues
	(In thousands)		(In thousands)	
ICs	$ 46,564	18.0	$ 57,030	36.9
Boards	98,004	37.8	67,085	43.4
Switch systems and gateways	76,398	29.5	19,461	12.6
Cables, accessories and other	38,285	14.7	11,064	7.1
Total revenue	$259,251	100.0	$154,640	100.0

	Year Ended December 31,			
	2011	% of Revenues	2010	% of Revenues
	(In thousands)		(In thousands)	
Infiniband:				
QDR	$151,610	58.5	$108,009	69.9
DDR	24,548	9.5	17,569	11.4
FDR	12,054	4.7	—	—
SDR	5,857	2.3	8,364	5.4
Total	194,069	75.0	133,942	86.7
Ethernet	24,060	9.2	8,223	5.3
Other	41,122	15.8	12,475	8.0
Total revenue	$259,251	100.0	$154,640	100.0

Revenues. Revenues were $259.3 million for the year ended December 31, 2011 compared to $154.6 million for the year ended December 31, 2010, representing an increase of approximately 68%. This year-over-year growth was mainly the result of incremental new revenues from the Voltaire acquisition, as well as increased market demand for our higher bandwidth products. Revenues attributable to our higher bandwidth QDR and FDR products increased 51.6% from the prior year. Our Ethernet revenues also grew significantly year-over-year primarily due to increased adoption of our products within the Web 2.0 market. Revenues in all of our product categories increased with the highest growth in switch systems and cables and accessories. The 2011 revenues are not necessarily indicative of future results.

The following tables represent our total revenues for the years ended December 31, 2010 and 2009 by product type and interconnect protocol:

	Year Ended December 31,			
	2010	% of Revenues	2009	% of Revenues
	(In thousands)		(In thousands)	
ICs	$ 57,030	36.9	$ 38,972	33.6
Boards	67,085	43.4	61,556	53.0
Switch systems and gateways	19,461	12.6	9,996	8.6
Cables, accessories and other	11,064	7.1	5,520	4.8
Total revenue	$154,640	100.0	$116,044	100.0

	Year Ended December 31,			
	2010	% of Revenues	2009	% of Revenues
	(In thousands)		(In thousands)	
Infiniband:				
QDR	$108,009	69.9	$ 61,409	52.9
DDR	17,569	11.4	41,022	35.4
FDR	—	—	—	—
SDR	8,364	5.4	5,612	4.8
Total	133,942	86.7	108,043	93.1
Ethernet	8,223	5.3	1,899	1.6
Other	12,475	8.0	6,102	5.3
Total revenue	$154,640	100.0	$116,044	100.0

Revenues were $154.6 million for the year ended December 31, 2010 compared to $116.0 million for the year ended December 31, 2009, representing an increase of approximately 33%. The increase in revenues resulted primarily from increased sales across all of our product lines. In particular, we experienced substantial increases in sales of integrated circuits and switch systems.

Gross Profit and Margin. Gross profit was $167.2 million for the year ended December 31, 2011 compared to $114.1 million for the year ended December 31, 2010, representing an increase of approximately 47%. As a percentage of revenues, gross margin decreased to 65% in the year ended December 31, 2011 from approximately 74% in the year ended December 31, 2010. The decrease in gross margin was primarily due to a higher portion of revenues derived from sales of our switch systems, cables and accessories, which typically yield lower gross margins than our IC and board revenues. In addition, gross margin in the year ended December 31, 2011 was negatively impacted by the amortization of acquired intangible assets in an amount of $8.2 million as a result of the Voltaire acquisition, which reduced gross margin by 3.2 percentage points. Gross margin for 2011 is not necessarily indicative of future results.

Gross profit was $114.1 million for the year ended December 31, 2010 compared to $87.4 million for the year ended December 31, 2009, representing an increase of approximately 31%. As a percentage of revenues, gross margin decreased to 74% in the year ended December 31, 2010 from approximately 75% in the year ended December 31, 2009. The decrease in gross margins was primarily due to an increase in sales of our switch systems for which we typically earn lower margins.

Research and Development.

The following table presents details of our research and development expenses for the periods indicated:

	Year Ended December 31,					
	2011	% of Revenues	2010	% of Revenues	2009	% of Revenues
	(in thousands)		(in thousands)		(in thousands)	
Salaries and benefits	$48,437	18.7%	$31,358	20.3%	$21,387	18.4%
Share-based compensation	11,906	4.6%	8,031	5.2%	6,562	5.7%
Development and tape-out costs	13,888	5.4%	7,712	5.0%	7,604	6.5%
Other	18,277	7.0%	9,703	6.2%	6,688	5.8%
Total Research and development	$92,508	35.7%	$56,804	36.7%	$42,241	36.4%

Research and development expenses were $92.5 million for the year ended December 31, 2011 compared to $56.8 million for the year ended December 31, 2010, representing an increase of approximately 63%. The increase in salaries and benefits and share-based compensation was attributable to headcount additions, including those associated with the Voltaire acquisition, and merit increases. Development and design costs increased due to increases in mask, prototyping, qualification and outsourcing costs as a result of our continued development and tape-out of new products. The increase in *other* costs was primarily attributable to an increase in facilities, depreciation and travel related expenses. We expect that research and development expenses will increase in absolute dollars in future periods as we continue to devote resources to develop new products, meet the changing requirements of our customers, expand into new markets and technologies and hire additional personnel.

Research and development expenses were $56.8 million for the year ended December 31, 2010 compared to $42.2 million for the year ended December 31, 2009, representing an increase of approximately 35%. The increase in salaries and benefits and share-based compensation was attributable to headcount additions and merit increases. The increase in development and design costs was due to higher outsourcing expenses and engineering design tool costs, partially offset by a decrease in mask costs. The increase in *other* costs was primarily attributable to an increase in facilities, depreciation and travel related expenses.

Sales and Marketing.

The following table presents details of our sales and marketing expenses for the periods indicated:

	Year Ended December 31,					
	2011	% of Revenues	2010	% of Revenues	2009	% of Revenues
	(in thousands)		(in thousands)		(in thousands)	
Salaries and benefits	$20,884	8.1%	$11,099	7.2%	$ 7,831	6.8%
Share-based compensation	4,894	1.9%	2,730	1.8%	2,125	1.8%
Trade shows and promotions	7,309	2.8%	5,142	3.3%	4,739	4.1%
Other	7,279	2.8%	3,133	2.0%	2,339	2.0%
Total Sales and marketing	$40,366	15.6%	$22,104	14.3%	$17,034	14.7%

Sales and marketing expenses were $40.4 million for the year ended December 31, 2011 compared to $22.1 million for the year ended December 31, 2010, representing an increase of approximately 83%. The increase in salaries and benefits and share-based compensation was attributable to headcount additions, including those associated with the Voltaire acquisition, and merit increases. The increase in trade show and promotion costs is primarily due to higher expenses related to equipment for customer product evaluations and an increase in sales and marketing activities. The increase in *other* costs was primarily attributable to the amortization of customer relationship intangible assets associated with Voltaire acquisition and higher facilities related costs.

Sales and marketing expenses were $22.1 million for the year ended December 31, 2010 compared to $17.0 million for the year ended December 31, 2009, representing an increase of approximately 30%. The increase in salaries and benefits and share-based compensation was attributable to headcount additions and merit increases. The increase in trade show and promotional costs is primarily associated with higher expenses related to equipment for customer product evaluations and an increase in sales and marketing activities, partially offset by a decrease in commission expense due to changes in our external sales representative compensation plan.

General and Administrative.

The following table presents details of our general and administrative expenses for the periods indicated:

	Year Ended December 31,					
	2011	% of Revenues	2010	% of Revenues	2009	% of Revenues
	(in thousands)		(in thousands)		(in thousands)	
Salaries and benefits	$ 7,883	3.0%	$ 4,378	2.8%	$3,596	3.1%
Share-based compensation	3,632	1.4%	2,955	1.9%	1,744	1.5%
Professional services	7,433	2.9%	2,960	1.9%	2,962	2.6%
Other	2,821	1.1%	1,451	1.0%	1,051	0.9%
Total General and administrative	$21,769	8.4%	$11,744	7.6%	$9,353	8.1%

General and administrative expenses were $21.8 million for the year ended December 31, 2011 compared to $11.7 million for the year ended December 31, 2010, representing an increase of approximately 85%. The increase in salaries and benefits and share-based compensation was attributable to headcount additions, including those associated with the Voltaire acquisition and merit increases. The increase in professional services costs was primarily associated with the Voltaire acquisition. The increase in *other* costs was due to higher depreciation and facilities related expenses.

General and administrative expenses were $11.7 million for the year ended December 31, 2010 compared to $9.4 million for the year ended December 31, 2009, representing an increase of approximately 26%. The increase in salaries and benefits and share-based compensation was attributable to headcount additions, and merit increases. The increase in *other* costs was primarily due to higher depreciation expenses.

Share-based compensation expense.

The following table presents details of our total share-based compensation expense that is included in each functional line item in our consolidated statements of income:

	Year Ended December 31,		
	2011	2010	2009
		(in thousands)	
Cost of goods sold	$ 980	$ 385	$ 305
Research and development	11,906	8,031	6,562
Sales and marketing	4,894	2,730	2,125
General and administrative	3,632	2,955	1,744
	$21,412	$14,101	$10,736

The amount of unearned share-based compensation currently estimated to be expensed from 2012 through 2015 related to unvested share-based payment awards at December 31, 2011 is $41.0 million. Of this amount, $17.6 million, $12.2 million, $8.4 million and $2.8 million are currently estimated to be recorded in 2012, 2013, 2014 and 2015, respectively. The weighted-average period over which the unearned share-based compensation is expected to be recognized is approximately 2.8 years. If there are any modifications or cancellations of the underlying unvested awards, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation will increase to the extent that we grant additional equity awards to employees or assume unvested equity awards in connection with other acquisitions.

Other Income (loss), net. Other income (loss), net consists of interest earned on cash and cash equivalents and short-term investments and foreign currency exchange gains and losses. Other income, net for the year ended December 31, 2011 of $759,000 compared to a loss of $135,000 for the year ended December 31, 2010. The change was primarily attributable to higher foreign exchange gains of $690,000, partially offset by a decrease of $498,000 in interest income associated with lower yields on investments. In addition, in the year ended December 31, 2010, we recognized an impairment loss of $750,000 from investments in privately-held companies.

Other income or expense, net was an expense of $135,000 for the year ended December 31, 2010 compared to income of $518,000 for the year ended December 31, 2009. The decline was primarily attributable to an increase of $280,000 in foreign exchange losses, an increase of $247,000 in losses from investments in privately-held companies and a decrease of $126,000 in interest income.

As of December 31, 2011 and 2010, our investment portfolio included investments of $3.0 million in a privately held company. In the year ended December 31, 2010, we determined that the decline in our investments in the preferred stock of two of the privately held companies we invested in was not fully recoverable within the foreseeable future and recorded impairment charges of $0.75 million, to reduce the carrying value of these investments from $3.75 million to $3.0 million. We sold our holdings in one of these privately held companies in the fourth quarter of 2010.

Provision for Taxes on Income. Our tax expense was $3.4 million for the year ended December 31, 2011 as compared to $9.8 million for the year ended December 31, 2010. The U.S. federal statutory rate was 34% for 2011 and 2010. Our effective tax rates were 25.2% and 41.9% for 2011 and 2010, respectively. The difference between our effective tax rate in 2011 and the federal statutory tax rate is primarily due to non tax-deductible expenses such as share-based compensation expense and the accrual of unrecognized tax benefits, interest and penalties associated with unrecognized tax positions, partially offset by profits earned in Israel, where the tax rate is lower than the U.S. tax rate.

Our tax expense was $9.8 million for the year ended December 31, 2010 as compared to $6.4 million for the year ended December 31, 2009. The federal statutory rate was 34% for 2010 and 2009. Our effective tax rates were 41.9% and 33.1% for 2010 and 2009, respectively. The difference between our effective tax rate in 2010 and the federal statutory tax rate is primarily due to the full utilization of deferred tax assets associated with carryforward losses and research and developments costs in Israel before the Approved Enterprise Tax Holiday begins. The difference between our effective tax rate in 2009 and the federal statutory tax rate is primarily due to foreign earnings taxed at lower rates than the federal statutory tax rate.

Liquidity and Capital Resources

Since our inception, we have financed our operations through a combination of sales of equity securities and cash generated by operations. As of December 31, 2011, our principal source of liquidity consisted of cash and cash equivalents of $181.2 million and short-term investments of $52.4 million. On February 7, 2011 we completed the acquisition of Voltaire for a total cash purchase price of $203.7 million. In September 2011, we raised $104.2 million in public offering of 3,450,000 of our ordinary shares. We expect that our current cash and cash equivalents and short-term investments and our cash flows from operating activities will be sufficient to fund our operations over the next twelve months after taking into account expected increases in research and development expenses, including tape out costs, higher sales and marketing and general and administrative expenses, and capital expenditures to support our infrastructure and growth.

Operating Activities

Net cash provided by our operating activities amounted to $63.1 million in the year ended December 31, 2011. Net cash provided by operating activities was primarily attributable to net income of $10.0 million adjusted by net non-cash items of $38.5 million and changes in assets and liabilities of $14.6 million. Non-cash expenses consisted primarily of $19.0 million for share-based compensation, net of the excess tax benefits, and $19.7 million for depreciation and amortization. The cash inflow from changes in assets and liabilities resulted from an increase in accounts payable of $21.1 million due to the timing of purchases during the year and an increase of $18.6 million in accrued liabilities, partially offset by an increase in accounts receivable of $15.9 million mainly due to higher sales, an increase in inventories of $8.6 million due to higher safety stock levels and an increase in prepaid expense and other assets of $0.5 million.

Net cash generated by our operating activities amounted to approximately $41.2 million in the year ended December 31, 2010. Net cash generated by operating activities was primarily attributable to net income of $13.5 million adjusted for non-cash items, including $13.0 million for share-based compensation, net of the excess tax benefit, $7.4 million for deferred taxes and approximately $5.8 million for depreciation and amortization. Furthermore, net cash generated by operating activities increased due to an increase of $5.5 million in accrued liabilities, a decrease in prepaid expenses and other assets of $0.7 million and a decrease in accounts receivable of $0.5 million, partially offset by a decrease of $2.2 million in accounts payable and an increase in inventory of $3.0 million due to higher safety stock levels.

Net cash generated by our operating activities amounted to $32.8 million in the year ended December 31, 2009. Net cash generated by operating activities was primarily attributable to net income of $12.9 million adjusted for non-cash items, including $10.7 million for share-based compensation, approximately $4.1 million for depreciation and amortization and deferred taxes of $3.6 million. Furthermore, net cash generated by operating activities increased due to a decline in accounts receivable of approximately $3.0 million as a result of improved linearity related to invoicing during the last quarter of 2009, an increase of approximately $2.3 million in accrued liabilities primarily associated with payroll and an increase of approximately $0.5 million in accounts payable, partially offset by an increase in inventory of $3.0 million due to higher safety stock levels and an increase of $1.0 million in prepaid expenses and other assets.

Investing Activities

Net cash used in investing activities was $114.5 million in the year ended December 31, 2011. Cash used in investing activities was primarily attributable to the acquisition of Voltaire in the amount of $203.7 million, purchases of property and equipment of $24.7 million and an increase in restricted cash of $1.7 million, partially offset by net proceeds from sales and maturities of short-term investments of $116.4 million.

Net cash provided from investing activities was $13.1 million in the year ended December 31, 2010. Cash provided from investing activities was primarily attributable to net proceeds and maturities of short-term investments of $25.4 million, partially offset by acquisitions of property and equipment of $11.4 million and an equity investment in a privately-held company of $0.1million.

Net cash used in investing activities was $103.7 million in the year ended December 31, 2009. Cash used in investing activities was primarily attributable to net purchases of short-term investments of $94.8 million, acquisitions of property and equipment of $3.7 million, an equity investment in a privately-held company of $3.5 million and an increase in restricted cash deposits of $0.9 million.

Financing Activities

Net cash provided by financing activities was $124.6 million in the year ended December 31, 2011. Cash provided by financing activities was primarily due to net cash of $104.2 million received in conjunction with our recent additional public offering, proceeds from exercise of share awards of approximately $18.5 million and an excess tax benefit from share-based compensation of approximately $2.4 million, partially offset by principal payments on capital lease obligations of $0.5 million.

Net cash provided by financing activities was $10.1 million in the year ended December 31, 2010. Cash provided by financing activities was attributable to proceeds from the exercise of share awards of approximately $9.5 million and an excess tax benefit from share-based compensation of approximately $1.1 million, partially offset by principal payments on capital lease obligations of $0.5 million.

Net cash provided by financing activities was $4.4 million in the year ended December 31, 2009. Cash provided by financing activities was attributable to proceeds from the exercise of share awards of $3.7 million and an excess tax benefit from share-based compensation of $1.2 million, partially offset by principal payments on capital lease obligations of $0.5 million.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2011 and the effect those obligations are expected to have on our liquidity and cash flow in future periods:

Contractual Obligations:	Total	Payments Due by Period Less Than 1 Year	1 - 3 Years	3 - 5 Years
		(in thousands)		
Commitments under capital lease	$ 578	$ 299	$ 279	$ —
Non-cancelable operating lease commitments	48,579	10,229	16,923	21,427
Purchase commitments	49,495	49,095	400	—
Total	$98,652	$59,623	$17,602	$21,427

As of December 31, 2011, we had no contractual obligations expected to have an effect on our liquidity and cash flow in periods beyond five years.

For purposes of this table, purchase commitments are defined as agreements that are enforceable and legally binding and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors within relatively short time horizons. In addition, we have purchase orders that represent authorizations to purchase rather than binding agreements. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements.

The contractual obligation table excludes our unrecognized tax benefit liabilities because we cannot make a reliable estimate of the timing of cash payments. As of December 31, 2011, our unrecognized tax benefits totaled $4.1 million, which would reduce our income tax expense and effective tax rate, if recognized.

Recent accounting pronouncements

See Note 1, "The Company and Summary of Significant Accounting Policies—Recent accounting pronouncements" of the Notes to the Consolidated Financial Statements, included in Part IV, Item 15 of this report, for a full description of recent accounting standards, including the respective dates of adoption and effects on our condensed consolidated financial position, results of operations and cash flows.

Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements.

Impact of Currency Exchange Rates

Exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations. Our most significant foreign currency exposure is the new Israeli shekel, or NIS. We do not enter into derivative transactions for speculative or trading purposes. In fiscal year 2011, we used foreign currency forward contracts to hedge a portion of operating expenses denominated in NIS. Our derivative instruments are recorded at fair value in assets or liabilities with final gains or losses recorded in other income, net or as a component of accumulated Other Comprehensive Income and subsequently reclassified into operating expenses in the same period in which the hedged operating expenses are recognized. See Note 7, "Derivatives and Hedging Activities," of the Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this report.

ITEM 7A—*QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest rate fluctuation risk

We do not have any long-term borrowings. Our investments consist of cash and cash equivalents, short-term deposits, money market funds and interest bearing investments in U.S. government debt securities, foreign government bonds and corporate bonds with an average maturity of less than one year. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. By policy, we limit the amount of our credit exposure through diversification and restricting its investments to highly rated securities. Individual securities are limited to comprising no more than 10% of the portfolio value at the time of purchase, except U.S. Treasury or Agency securities. Highly rated securities are defined as having a minimum Moody or Standard & Poor's rating of A2 or A, respectively. We have not experienced any significant losses on our cash equivalents or short-term investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we do not believe an immediate 1% change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Foreign currency exchange risk

We derive all of our revenues in U.S. dollars. The U.S. dollar is our functional and reporting currency in all of our foreign locations. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel and facilities expenses, are denominated in new Israeli shekels, or NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS. To the extent the U.S. dollar weakens against the NIS, we will experience a negative impact on our profit margins.

To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we have established a balance sheet and anticipated transaction risk management program. Currency forward contracts and natural hedges are generally utilized in this hedging program. We do not enter into forward contracts for trading or speculative purposes. Our hedging program reduces, but does not eliminate the impact of currency exchange rate movements (see Part I, Item 1A, "Risk Factors"). If we were to experience a 10% change in currency exchange rates, the impact on assets and liabilities denominated in currencies other than the U.S. dollar, after taking into account hedges and offsetting positions, would result in a loss before taxes of approximately $340,000 at December 31, 2011. There would also be an impact on future operating expenses denominated in currencies other than the U.S. dollar. At December 31, 2011, approximately $7.0 million of our monthly operating expenses were denominated in NIS. As of December 31, 2011, we had forward contracts in place that hedged future operating expenses of approximately 167.1 million NIS, or approximately $43.7 million based upon the exchange rate as of December 31, 2011. The forward contracts cover a portion of our future NIS denominated operating expenses expected to occur over the next twelve months. Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. However, under current market conditions, failure of one or more of these financial institutions is possible and could result in incurred losses.

Inflation related risk

We believe that the rate of inflation in Israel has not had a material impact on our business to date. Our cost in Israel in U.S. dollar terms will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

ITEM 8—*FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The financial statements required by Item 8 are submitted as a separate section of this report and are incorporated by reference into this Item 8. See Item 15, "Exhibits and Financial Statement Schedules."

Summary Quarterly Data—Unaudited

	Q4(*) 2011	Q3(*) 2011	Q2(*) 2011	Q1(*) 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
	(in thousands, except per share data)							
Total revenues	$72,689	$68,160	$63,345	$55,057	$40,693	$37,779	$39,958	$36,210
Cost of revenues	26,186	24,164	22,249	19,416	11,477	9,861	10,189	9,023
Gross profit	46,503	43,996	41,096	35,641	29,216	27,918	29,769	27,187
Operating expenses:								
Research and development	25,142	23,367	23,689	20,310	15,559	14,973	13,995	12,277
Sales and marketing	11,338	10,484	9,989	8,555	6,237	5,445	5,409	5,013
General and administrative	4,140	4,525	4,659	8,445	3,684	2,675	2,749	2,636
Total operating expenses	40,620	38,376	38,337	37,310	25,480	23,093	22,153	19,926
Income (loss) from operations	5,883	5,620	2,759	(1,669)	3,736	4,825	7,616	7,261
Other income (loss), net	207	416	88	48	(352)	55	49	113
Income (loss) before taxes on income	6,090	6,036	2,847	(1,621)	3,384	4,880	7,665	7,374
Provision for taxes on income	(1,427)	(1,226)	(719)	(3)	(3,901)	(1,377)	(2,349)	(2,136)
Net income (loss)	$ 4,663	$ 4,810	$ 2,128	$(1,624)	$ (517)	$ 3,503	$ 5,316	$ 5,238
Net income (loss) per share—basic	0.12	0.13	0.06	(0.05)	(0.02)	0.10	0.16	0.16
Net income (loss) per share—diluted	$ 0.11	$ 0.13	$ 0.06	$ (0.05)	$ (0.02)	$ 0.10	$ 0.15	$ 0.15

(*) On February 7, 2011, we acquired Voltaire Ltd., an Israeli-based public company. Voltaire's results of operations and estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements beginning February 7, 2011.

ITEM 9—*CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A—*CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2011.

Changes in Internal Control Over Financial Reporting

On February 7, 2011, we acquired Voltaire Ltd. During the integration we changed Voltaire's internal controls over financial reporting to conform with ours. There has been no additional changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria established in "Internal Control—Integrated Framework," issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that the internal controls over financial reporting were effective as of December 31, 2011.

The certifications of our principal executive officer and principal financial officer attached as Exhibits 31.1 and 31.2 to this report include, in paragraph 4 of such certifications, information concerning our disclosure controls and procedures and internal controls over financial reporting. Such certifications should be read in conjunction with the information contained in this Item 9A for a more complete understanding of the matters covered by such certifications.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 15 of this report.

ITEM 9B—*OTHER INFORMATION*

None.

PART III

ITEM 10—*DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Our written Code of Business Conduct and Ethics applies to all of our directors and employees, including our executive officers. The Code of Business Conduct and Ethics is available on our website at http://www.mellanox.com. Any changes to or waivers of the Code of Business Conduct and Ethics will be disclosed on the same website.

The other information required by this item will be contained in our definitive proxy statement to be filed with the SEC in connection with the Annual General Meeting of our Shareholders, or the Proxy Statement, which is expected to be filed no later than 120 days after the end of our fiscal year ended December 31, 2011, and is incorporated in this report by reference.

ITEM 11—*EXECUTIVE COMPENSATION*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

ITEM 12—*SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

ITEM 13—*CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

ITEM 14—*PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

PART IV

ITEM 15—*EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this report.

1. *Financial Statements.* The following financial statements and report of the independent registered public accounting firm are included in Item 8:

2. *Financial Statement Schedules.* The following financial statement schedules of the Company are filed as part of this report:

All other schedules have been omitted because they are not applicable or not required, or the information is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits.* See Item 15(b) below. Each management contract or compensatory plan or arrangement required to be filed has been identified.

(b) Exhibits.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
1.1(1)	Underwriting Agreement, dated as of September 20, 2011, by and between Mellanox Technologies, Ltd. and J.P. Morgan Securities LLC, as representative of the several underwriters named therein.
2.1(2)	Agreement of Merger, dated as of November 29, 2010, among Mellanox Technologies, Ltd., Mondial Acquisition Corporation Ltd. and Voltaire Ltd.
3.1(3)	Amended and Restated Articles of Association of Mellanox Technologies, Ltd. (as amended on May 16, 2011).
10.1(4)*	Mellanox Technologies, Ltd. 1999 United States Equity Incentive Plan and forms of agreements relating thereto.
10.2(5)*	Mellanox Technologies, Ltd. 1999 Israeli Share Option Plan and forms of agreements relating thereto.
10.3(6)*	Mellanox Technologies, Ltd. 2003 Israeli Share Option Plan and forms of agreements relating thereto.
10.4(7)	Amended Form of Indemnification Undertaking made by and between Mellanox Technologies, Ltd. and each of its directors and executive officers as amended on May 16, 2011.
10.5(8)	Lease Contract, dated May 9, 2001, by and between the Company, as tenant, and Sha'ar Yokneam, Registered Limited Partnership, as landlord, as amended August 23, 2001 (as translated from Hebrew).
10.6(9)*	Mellanox Technologies, Ltd. Global Share Incentive Plan (2006) and forms of agreements and appendices relating thereto.
10.7(10)*	Mellanox Technologies, Ltd. Non-Employee Director Option Grant Policy.
10.8(11)*	Form of Mellanox Technologies, Ltd. Executive Severance Benefits Agreement for U.S. Executives.
10.9(12)*	Form of Mellanox Technologies, Ltd. Executive Severance Benefits Agreement for Israel Executives.
10.10(13)*	Mellanox Technologies, Ltd. Employee Share Purchase Plan.
10.11(14)	Lease Contract, dated May 9, 2001, by and between the Company, as tenant, and Sha'ar Yokneam, Registered Limited Partnership, as landlord, as amended May 15, 2007 (as translated from Hebrew).
10.14(15)	Lease Contract, dated May 9, 2001, by and between the Company, as tenant, and Sha'ar Yokneam, Registered Limited Partnership, as landlord, as amended September 4, 2007 (as translated from Hebrew).
10.15(16)	Office Space Lease dated September 30, 2008 by and between Oakmead Parkway Properties Partnership, a California general partnership, as landlord, and Mellanox Technologies, Inc., as tenant.
10.16(17)*	Mellanox Technologies, Ltd., Global Share Incentive Assumption Plan (2010).

Exhibit No.	Description of Exhibit
10.17(18)	Lease Contract, dated March 1, 2011, by and between the Company, as tenant, and Sha'ar Yokneam, Registered Limited Partnership, as landlord (as translated from Hebrew).
21.1	List of Company Subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
24.1	Power of Attorney (included on signature page to this annual report on Form 10-K).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS(19)	XBRL Instance Document
101.SCH(19)	XBRL Taxonomy Extension Schema Document
101.CAL(19)	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB(19)	XBRL Taxonomy Extension Label Linkbase Document
101.PRE(19)	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF(19)	XBRL Taxonomy Extension Definition Linkbase Document

(1) Incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K (SEC File No. 001-33299) filed on September 21, 2011.

(2) Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (SEC File No. 001-33299) filed on November 29, 2010.

(3) Incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement on Schedule 14A (File No. 001-33299) filed on April 11, 2011.

(4) Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(5) Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(6) Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(7) Incorporated by reference to Exhibit B to the Company's Definitive proxy statement on Schedule 14A (File No. 001-33299) filed on April 11, 2011.

(8) Incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(9) Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(10) Incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(11) Incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(12) Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(13) Incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on December 7, 2006.

(14) Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K (SEC File No. 001-33299) filed on March 24, 2008.

(15) Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K (SEC File No. 001-33299) filed on March 24, 2008.

(16) Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (SEC File No. 001-33299) filed on November 7, 2008.

(17) Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (SEC File No. 001-33299) filed on February 7, 2011.

(18) Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K (SEC File No. 001-33299) filed on March 7, 2011.

(19) Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

* Indicates management contract or compensatory plan, contract or arrangement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mellanox Technologies, Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mellanox Technologies, Ltd. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits (which were integrated audits in 2011 and 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 27, 2012

MELLANOX TECHNOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$181,258	$107,994
Short-term investments	52,373	141,959
Restricted cash	4,452	3,353
Accounts receivable, net	48,215	19,893
Inventories	24,955	11,717
Deferred taxes and other current assets	7,373	4,487
Total current assets	318,626	289,403
Property and equipment, net	36,806	15,490
Severance assets	7,767	5,792
Intangible assets, net	25,657	290
Goodwill	132,885	—
Deferred taxes and other long-term assets	8,289	4,780
Total assets	$530,030	$315,755
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 30,132	$ 6,526
Accrued liabilities	31,091	15,885
Deferred revenue	5,571	1,051
Capital lease liabilities, current	299	316
Total current liabilities	67,093	23,778
Accrued severance	10,433	7,355
Deferred revenue	3,664	563
Capital lease liabilities	279	158
Other long-term liabilities	6,214	2,211
Total liabilities	87,683	34,065
Commitments and Contingencies (Note 9)		
Shareholders' equity		
Ordinary shares: NIS 0.0175 par value, 137,143 shares authorized, 39,735 and 34,231 shares issued and outstanding at December 31, 2011 and 2010, respectively	165	141
Additional paid-in capital	418,255	265,481
Accumulated other comprehensive income (loss)	(1,164)	954
Retained earnings	25,091	15,114
Total shareholders' equity	442,347	281,690
Total liabilities and shareholders' equity	$530,030	$315,755

The accompanying notes are an integral part of these consolidated financial statements.

MELLANOX TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Total revenues	$259,251	$154,640	$116,044
Cost of revenues	92,015	40,550	28,669
Gross profit	167,236	114,090	87,375
Operating expenses:			
Research and development	92,508	56,804	42,241
Sales and marketing	40,366	22,104	17,034
General and administrative	21,769	11,744	9,353
Total operating expenses	154,643	90,652	68,628
Income from operations	12,593	23,438	18,747
Other income (loss), net	759	(135)	518
Income before taxes on income	13,352	23,303	19,265
Provision for taxes on income	(3,375)	(9,763)	(6,379)
Net income	$ 9,977	$ 13,540	$ 12,886
Net income per share—basic	$ 0.28	$ 0.40	$ 0.40
Net income per share—diluted	$ 0.26	$ 0.38	$ 0.39
Shares used in computing income per share:			
Basic	36,263	33,591	32,099
Diluted	38,562	35,483	33,400

The accompanying notes are an integral part of these consolidated financial statements.

MELLANOX TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount				
			(In thousands, except share data)			
Balance at December 31, 2008	31,774,620	$131	$225,180	$ 81	$(11,312)	$214,080
Net income	—	—	—	—	12,886	12,886
Unrealized losses on available-for-sale securities, net of taxes	—	—	—	(157)	—	(157)
Unrealized gains on derivative contracts, net of taxes	—	—	—	443	—	443
Comprehensive net income	—	—	—	—	—	13,172
Share-based compensation	—	—	10,736	—	—	10,736
Exercise of share options	700,624	3	2,223	—	—	2,227
Issuance of shares pursuant to employee share purchase plan	206,529	1	1,437	—	—	1,437
Income tax benefit from share options exercised	—	—	1,231	—	—	1,231
Balance at December 31, 2009	32,681,773	$135	$240,807	$ 367	$ 1,574	$242,883
Net income	—	—	—	—	13,540	13,540
Unrealized losses on available-for-sale securities, net of taxes	—	—	—	(90)	—	(90)
Unrealized gains on derivative contracts, net of taxes	—	—	—	677	—	677
Comprehensive net income	—	—	—	—	—	14,127
Share-based compensation	—	—	14,101	—	—	14,101
Exercise of share options	1,349,891	6	6,886	—	—	6,892
Issuance of shares pursuant to employee share purchase plan	199,540	—	2,586	—	—	2,586
Income tax benefit from share options exercised	—	—	1,101	—	—	1,101
Balance at December 31, 2010	34,231,204	$141	$265,481	$ 954	$ 15,114	$281,690
Net income	—	—	—	—	9,977	9,977
Unrealized losses on available-for-sale securities, net of taxes	—	—	—	(109)	—	(109)
Unrealized losses on derivative contracts, net of taxes	—	—	—	(2,009)	—	(2,009)
Comprehensive net income	—	—	—	—	—	7,859
Share-based compensation	—	—	21,412	—	—	21,412
Exercise of share awards	1,810,582	7	13,993	—	—	14,000
Issuance of shares pursuant to employee share purchase plan	243,256	1	4,454	—	—	4,455
Issuance of shares in connection with public offering	3,450,000	16	104,201	—	—	104,217
Share-based compensation related to acquisitions	—	—	6,303	—	—	6,303
Income tax benefit from share options exercised	—	—	2,411	—	—	2,411
Balance at December 31, 2011	39,735,042	$165	$418,255	$(1,164)	$ 25,091	$442,347

The accompanying notes are an integral part of these consolidated financial statements.

MELLANOX TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 9,977	$ 13,540	$ 12,886
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,745	5,777	4,071
Deferred income taxes	(228)	7,379	3,638
Share-based compensation	21,412	14,101	10,736
Gain on investments	(15)	(25)	(327)
Excess tax benefit from share-based compensation	(2,411)	(1,101)	—
Changes in assets and liabilities, net of effect of acquisition:			
Accounts receivable	(15,899)	525	2,981
Inventories	(8,639)	(2,951)	(3,014)
Prepaid expenses and other assets	(513)	689	(982)
Accounts payable	21,065	(2,249)	510
Accrued liabilities and other liabilities	18,645	5,547	2,289
Net cash provided by operating activities	63,139	41,232	32,788
Cash flows from investing activities:			
Acquisition of Voltaire Ltd., net of cash acquired of $3,961	(203,704)	—	—
Purchase of severance-related insurance policies	(832)	(789)	(857)
Purchase of short-term investments	(45,600)	(182,615)	(236,680)
Proceeds from sales of short-term investments	149,889	157,377	121,768
Proceeds from maturities of short-term investments	12,128	50,628	20,080
Purchase of property and equipment	(24,680)	(11,395)	(3,662)
Increase in restricted cash deposit	(1,700)	—	(880)
Purchase of equity investment in a private company	—	(135)	(3,500)
Net cash provided (used) in investing activities	(114,499)	13,071	(103,731)
Cash flows from financing activities:			
Proceeds from public offering, net	104,201	—	—
Principal payments on capital lease obligations	(459)	(528)	(465)
Proceeds from exercise of share awards	18,471	9,478	3,664
Excess tax benefit from share-based compensation	2,411	1,101	1,231
Net cash provided by financing activities	124,624	10,051	4,430
Net increase (decrease) in cash and cash equivalents	73,264	64,354	(66,513)
Cash and cash equivalents at beginning of period	107,994	43,640	110,153
Cash and cash equivalents at end of period	$ 181,258	$ 107,994	$ 43,640
Supplemental disclosures of cash flow information			
Interest paid	$ —	$ 1	$ 4
Income taxes paid	$ 469	$ 1,550	$ 876
Supplemental disclosure of noncash investing and financing activities			
Software acquired under capital leases	$ (563)	$ —	$ —
Inventory capitalization	$ —	$ 562	$ 426
Vested share awards issued in connection with the Voltaire acquisition	$ 6,303	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Company

Mellanox Technologies, Ltd., an Israeli corporation, (the "Company" or "Mellanox") was incorporated and commenced operations in March 1999. Mellanox is a supplier of high-performance semiconductor interconnect products for computing, storage and communications applications.

Principles of presentation

The consolidated financial statements include the Company's accounts as well as those of its wholly owned subsidiaries after the elimination of all significant intercompany balances and transactions.

Risks and uncertainties

The Company is subject to all of the risks inherent in a company which operates in the dynamic and competitive semiconductor industry. Significant changes in any of the following areas could have a materially adverse impact on the Company's financial position and results of operations: unpredictable volume or timing of customer orders; ordered product mix; the sales outlook and purchasing patterns of the Company's customers based on consumer demands and general economic conditions; loss of one or more of the Company's customers; decreases in the average selling prices of products or increases in the average cost of finished goods; the availability, pricing and timeliness of delivery of components used in the Company's products; reliance on a limited number of subcontractors to manufacture, assemble, package and production test the Company's products; the Company's ability to successfully develop, introduce and sell new or enhanced products in a timely manner; product obsolescence and the Company's ability to manage product transitions; and the timing of announcements or introductions of new products by the Company's competitors.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of net revenue and expenses in the reporting periods. The Company regularly evaluates estimates and assumptions related to revenue recognition, allowances for doubtful accounts, investment valuation, warranty reserves, inventory reserves, share-based compensation expense, long-term asset valuations, goodwill and purchased intangibles assets valuation, deferred income tax asset valuation allowances, uncertain tax positions, litigation and other loss contingencies. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results that the Company experiences may differ materially and adversely from the Company's original estimates. To the extent there are material differences between the estimates and actual results, the Company's future results of operations will be affected.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

banks, money market funds, government agency discount notes, foreign government bonds and corporate bonds.

Short-term investments

The Company's short-term investments are classified as available-for-sale securities and are reported at fair value. Unrealized gains or losses are recorded in shareholders' equity and included in OCI. The Company views its available-for-sale portfolio as available for use in its current operations. Accordingly, the Company has classified all investments in available for sale securities with readily available markets as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because of the intent and ability to sell these securities prior to maturity to meet liquidity needs or as part of a risk management program.

Restricted cash and deposits

The Company maintains certain cash amounts restricted as to withdrawal or use. At December 31, 2011 the Company maintained a balance of approximately $1.9 million that represented tenant's security deposits restricted due to the tenancy agreement and approximately $2.6 million that represented security deposits restricted due to a foreign exchange management agreement with two banks.

At December 31, 2010 the Company maintained a balance of approximately $0.7 million that represented tenant's security deposits restricted due to the tenancy agreement and approximately $2.7 million that represented security deposits restricted due to a foreign exchange management agreement with two banks.

The restricted deposits are presented at their cost, including accrued interest at rates of approximately 1.5% per annum.

Fair value of financial instruments

The Company's financial instruments consist of cash, cash equivalents, short-term investments, forward contracts, accounts receivable, accounts payable and other accrued liabilities. The Company believes that the carrying amounts of the financial instruments approximate their respective fair values. The Company regularly reviews its investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include: the length of time and extent to which fair value has been lower than the cost basis; the financial condition, credit quality and near-term prospects of the issuer; and whether it is more likely than not that the Company will be required to sell the security prior to any anticipated recovery in fair value. When there is no readily available market data, fair value estimates may be made by the Company, which may not necessarily represent the amounts that could be realized in a current or future sale of these assets.

Derivatives

The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

intended use of the derivative and the resulting designation. The Company enters into forward contracts designated as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income, or OCI, and subsequently reclassified into earnings when the hedged exposure affects earnings.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments balances are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company's accounts receivable are derived from revenue earned from customers located in North America, Europe and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific aging and amount, and all other balances based on historical collection experience and an economic risk assessment. If the Company determines that a specific customer is unable to meet its financial obligations to the Company, the Company provides an allowance for credit losses to reduce the receivable to the amount management reasonably believes will be collected.

The following table summarizes the revenues from customers (including original equipment manufacturers) in excess of 10% of the total revenues:

	Year Ended December 31,		
	2011	2010	2009
Hewlett-Packard	19%	15%	15%
IBM	17%	*	11%
Dell	*	12%	*
Supermicro Computer Inc	*	*	10%

* Less than 10%

At December 31, 2011, IBM and Hewlett-Packard accounted for 16% and 15%, respectively, of the Company's total accounts receivable. At December 31, 2010, IBM, Dell and Hewlett-Packard accounted for 15%, 11% and 10%, respectively, of the Company's total accounts receivable.

At December 31, 2011, Oracle held approximately 3.8 million ordinary shares of Mellanox. Sales to Oracle and/or its contract manufacturers during 2011 were $18.3 million, and were conducted at arm's-length. There were no other material transactions with Oracle during 2011. At December 31, 2011, accounts receivable from Oracle totaled $17,831. At December 31, 2010, Oracle held approximately 3.4 million shares of Mellanox common stock. Sales to Oracle and/or its contract manufacturers during 2010 were $11.8 million, and were conducted at arm's-length. There were no other material transactions with Oracle. At December 31, 2010, accounts receivable from Oracle totaled $27,230.

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Inventory

Inventory includes finished goods, work-in-process and raw materials. Inventory is stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market value. Reserves for potentially excess and obsolete inventory are made based on management's analysis of inventory levels and future sales forecasts. Once established, the original cost of the Company's inventory less the related inventory reserve represents the new cost basis of such products.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation and amortization is generally calculated using the straight-line method over the estimated useful lives of the related assets, which is three years for computers, software license rights and other electronic equipment, and seven to fifteen years for office furniture and equipment. Leasehold improvements and assets acquired under capital leases are amortized on a straight-line basis over the term of the lease, or the useful lives of the assets, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in the results of operations in the period realized.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. The Company allocates the purchase price of business combinations to the tangible assets, liabilities and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists and distribution agreements, acquired developed technologies, expected costs to develop IPR&D into commercially viable products, estimated cash flows from projects when completed and discount rates. The Company estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed.

Goodwill and intangible assets

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. In the fourth quarter of fiscal 2011, the Company early adopted FASB's amended guidance issued in September 2011 for testing of goodwill for impairment. The Company conduct a goodwill impairment qualitative assessment during the fourth quarter of each fiscal year or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

impairment qualitative assessment requires the Company to perform an assessment to determine if it is more likely than not that the fair value of the business is less than its carrying amount. The qualitative assessment considers various factors, including the macroeconomic environment, industry and market specific conditions, market capitalization, stock price, financial performance, earnings multiples, budgeted-to-actual revenue performance from prior year, gross margin and cash flow from operating activities and issues or events specific to the business. If adverse qualitative trends are identified that could negatively impact the fair value of the business, the Company performs a "two step" goodwill impairment test. The "step one" goodwill impairment test requires the Company to estimate the fair value of its business and certain assets and liabilities. The "step two" of the process is only performed if a potential impairment exists in "step one" and it involves determining the difference between the fair value of the reporting unit's net assets other than goodwill to the fair value of the reporting unit. If the difference is less than the net book value of goodwill, an impairment exists and is recorded. As of December 31, 2011, the Company's assessment of goodwill impairment indicated that goodwill in the reporting unit was not impaired.

Intangible assets primarily represent acquired intangible assets including developed technology, customer relationships and IPR&D. The Company amortizes its intangible assets over their useful lives using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used or, if that pattern cannot be reliably determined, using a straight-line amortization method. The Company capitalizes IPR&D projects acquired as part of a business combination. On completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives. If any of the IPR&D projects are abandoned, the Company would be required to impair the related IPR&D asset.

Intangible assets are tested for impairment when indicators of impairment, such as reductions in demand, the abandonment of IPR&D projects or significant economic slowdowns in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. As of December 31, 2011, the Company's assessment of intangibles indicated that intangible assets were not impaired.

Investments

The Company has an equity investment in a privately-held company. This investment is recorded at cost because the Company does not have the ability to exercise significant influence over the operating and financial policies of the company. The investment is included in other long-term assets on the accompanying balance sheets. The Company monitors this investment for impairment by considering available evidence generally including financial, operational and economic data and makes appropriate reductions in carrying values when an impairment is deemed to be other than temporary.

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Impairment of long-lived assets

Long-lived assets include equipment and furniture and fixtures. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) from the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. The Company reviews for possible impairment on a regular basis.

Revenue recognition

The Company recognizes revenue from the sales of products when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the price is fixed or determinable; and (4) collection is reasonably assured. The Company uses a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer. The Company's standard arrangement with its customers typically includes freight-on-board shipping point, no right of return and no customer acceptance provisions. The customer's obligation to pay and the payment terms are set at the time of shipment and are not dependent on the subsequent resale of the product. The Company determines whether collectibility is probable on a customer-by-customer basis. When assessing the probability of collection, the Company considers the number of years the customer has been in business and the history of the Company's collections. Customers are subject to a credit review process that evaluates the customers' financial positions and ultimately their ability to pay. If it is determined at the outset of an arrangement that collection is not probable, no product is shipped and no revenue is recognized unless cash is received in advance.

A portion of the Company's sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. The Company recognizes revenue from these distributors based on the sell-through method using inventory information provided by the distributor. Additionally, the Company maintains accruals and allowances for price protection and cooperative marketing programs. The Company classifies the costs of these programs based on the identifiable benefit received as either a reduction of revenue, a cost of revenues or an operating expense.

The Company also maintains inventory, or hub arrangements with certain customers. Pursuant to these arrangements the Company delivers products to a customer or a designated third party warehouse based upon the customer's projected needs, but does not recognize product revenue unless and until the customer reports it has removed the Company's product from the warehouse to be incorporated into its end products.

The Company recognizes revenue from the sale of hardware products and software bundled with hardware that is essential to the functionality of the hardware in accordance with general revenue recognition accounting guidance. The Company recognizes revenue in accordance with industry specific software accounting guidance for the following types of sales transactions: (i) standalone sales of software products, (ii) sales of software upgrades and (iii) sales of software bundled with hardware not essential to the functionality of the hardware.

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

For multiple element arrangements, that include a combination of hardware, software and services, such as post-contract customer support, the arrangement consideration is first allocated to the separate elements using the Company's best estimate of selling price. If an arrangement includes undelivered elements that are not essential to the functionality of the delivered elements, the Company defers the fair value or best estimate selling price of the undelivered. If the undelivered elements are essential to the functionality of the delivered elements, no revenue is recognized. In the arrangements described above, the Company recognizes revenue upon shipment of each element, hardware or software, assuming all other basic revenue recognition criteria are met, as both the hardware and software are considered delivered elements and the only undelivered element is post-contract customer support. The revenue from fixed-price support or maintenance contracts, including extended warranty contracts and software post-contract customer support agreements are recognized ratably over the contract period and the costs associated with these contracts are recognized as incurred.

The Company accounts for multiple element arrangements that consist of software or software-related products, including the sale of upgrades to previously sold software and post-contract customer support, in accordance with industry specific accounting guidance for software and software-related transactions. For such transactions, revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element, and fair value is determined by vendor-specific objective evidence, or VSOE. If the Company cannot objectively determine the fair value of any undelivered element included in such multiple-element arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, but fair value exists for the undelivered elements, the Company uses the residual method to recognize revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Costs incurred for shipping and handling expenses to customers are recorded as cost of revenues. To the extent these amounts are billed to the customer in a sales transaction, the Company records the shipping and handling fees as revenue.

Product warranty

The Company typically offers a limited warranty for its products for periods up to three years. The Company accrues for estimated returns of defective products at the time revenue is recognized based on prior historical activity. The determination of these accruals requires the Company to make estimates of the frequency and extent of warranty activity and estimated future costs to either replace or repair the products under warranty. If the actual warranty activity and/or repair and replacement costs differ significantly from these estimates, adjustments to record additional cost of revenues may be

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

required in future periods. Changes in the Company's liability for product warranty during the years ended December 31, 2011 and 2010 are as follows:

	December 31,	
	2011	2010
	(In thousands)	
Balance, beginning of the period	$ 807	$ 902
New warranties issued during the period	922	605
Reversal of warranty reserves	(33)	(346)
Settlements during the period	(599)	(354)
Balance, end of the period	$1,097	$ 807

Research and development

Costs incurred in research and development are charged to operations as incurred, including mask sets. The Company expenses all costs for internally developed patents as incurred. Total research and development operating expenses reported in the Consolidated Statement of Operations for the years ended December 31, 2011, 2010 and 2009 were $ 92.5 million, $56.8 million and $42.2 million, respectively.

Advertising

Costs related to advertising and promotion of products are charged to sales and marketing expense as incurred. Advertising expense was approximately $359,000, $342,000 and $26,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Share-based compensation

The Company has share incentive plans under which incentive share options have been granted to employees and non-qualified share awards have been granted to employees and non-employee members of the Board of Directors. The Company also has an employee share purchase plan for all eligible employees. In 2010 the Company began granting restricted share units to employees and non-employee members of the Board of Directors. The Company accounts for share-based compensation expense based on the estimated fair value of the share option awards as of the grant dates.

The Company estimates the fair value of share option awards using the Black-Scholes option valuation model, which requires the input of subjective assumptions including the expected share price volatility, the calculation of expected term, and the fair value of the underlying ordinary share on the date of grant, among other inputs. Share compensation expense is recognized on a straight-line basis over each optionee's requisite service period, which is generally the vesting period.

The Company bases its estimate of expected volatility on a combination of historical volatility of the Company stock and reported market value data for a group of publicly traded companies, which were selected from market indices that it believes would be indicators of its future share price volatility, after consideration of their size, stage of lifecycle, profitability, growth, risk and return on investment.

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The Company calculates the expected term of its options using the simplified method as prescribed by the authoritative guidance. The expected term for newly granted options is approximately 6.25 years.

Share-based compensation expense is recorded net of estimated forfeitures. Forfeitures are estimated at the time of grant and this estimate is revised, if necessary, in subsequent periods. If the actual number of forfeitures differs from the estimate, adjustments may be required to share-based compensation expense in future periods.

Comprehensive income (loss)

Accumulated other comprehensive income (loss), net of tax, presented in the accompanying balance sheets consists of the accumulated unrealized gains (losses) on available-for-sale securities, and the accumulated unrealized gains (losses) related to derivative instruments accounted for as cash flow hedges (in thousands).

	December 31,	
	2011	2010
	(In thousands)	
Accumulated net unrealized gains (losses) on:		
Available-for-sale securities	$ (15)	$ 94
Derivative instruments	(1,149)	860
Total accumulated other comprehensive income (loss)	$(1,164)	$954

The amount of income tax expense allocated to unrealized gain on available-for-sale securities and hedging activities was not material at December 31, 2011 and 2010.

Foreign currency translation

The Company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Revenue and expenses are remeasured each day at the exchange rate in effect on the day the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in the Consolidated Statements of Operations as part of "Other income (loss), net."

Net income per share

Basic and diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. The calculation of diluted net income per share excludes potential ordinary shares if the effect is anti-dilutive. Potential ordinary shares are comprised of ordinary shares subject to repurchase rights and incremental ordinary shares issuable upon the exercise of share options.

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	December 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Net income	$ 9,977	$13,540	$12,886
Basic and diluted shares:			
Weighted average ordinary shares outstanding used to compute basic net income per share	36,263	33,591	32,099
Dilutive effect of employee stock option plan	2,299	1,892	1,301
Shares used to compute diluted net income per share	38,562	35,483	33,400
Net income per share—basic	$ 0.28	$ 0.40	$ 0.40
Net income per share—diluted	$ 0.26	$ 0.38	$ 0.39

The Company excluded 0.5 million, 0.4 million and 2.9 million outstanding options for the years ended December 31, 2011, 2010 and 2009, respectively, and 27,033 outstanding restricted stock units for the year ended December 31, 2011 from the computation of diluted net income per share because including them would have had an anti-dilutive effect. There were no anti-dilutive restricted stock units for the year ended December 31, 2010, which was the year the Company began granting restricted stock units.

Segment reporting

The Company has one reportable segment: the development, manufacturing, marketing and sales of inter-connect semiconductor products.

Income taxes

To prepare the Company's consolidated financial statements, the Company estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet.

The Company must also make judgments regarding the realizability of deferred tax assets. The carrying value of the Company's net deferred tax asset is based on its belief that it is more likely than not that the Company will generate sufficient future taxable income in certain jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets which the Company does not believe meet the "more likely than not" criteria. The Company's judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If the Company's assumptions and consequently its estimates change in the future, the valuation allowances it has established may be increased or decreased,

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

resulting in a respective increase or decrease in income tax expense. The Company's effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses, the tax regulations and tax holidays in each geographic region, the availability of tax credits and carryforwards, and the effectiveness of its tax planning strategies.

Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within the consolidated statements of income as income tax expense.

Recent accounting pronouncements

In May 2011, the FASB issued additional guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company does not expect adoption of the updated guidance to have a material impact on its consolidated results of operations or financial condition.

In June 2011, the FASB issued authoritative guidance regarding the presentation of comprehensive income. The new standard requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. In December 2011, the FASB decided to propose a deferral to part of the new guidance which required companies to present the reclassifications of other comprehensive income on the face of the income statement. The updated guidance is effective on a retrospective basis for financial statements issued for fiscal years and interim periods within those fiscal years, beginning after December 15, 2011. The Company does not expect adoption of the updated guidance to have a material impact on its consolidated results of operations or financial condition.

NOTE 2—BALANCE SHEET COMPONENTS:

	December 31, 2011	December 31, 2010
	(In thousands)	
Accounts receivable, net:		
Accounts receivable	$ 48,772	$ 20,295
Less: allowance for doubtful accounts	(557)	(402)
	$ 48,215	$ 19,893
Inventories:		
Raw materials	$ 5,983	$ 2,043
Work-in-process	4,705	1,728
Finished goods	14,267	7,946
	$ 24,955	$ 11,717
Deferred taxes and other current assets:		
Prepaid expenses	$ 2,406	$ 1,754
Forward contracts receivable	—	860
Deferred taxes	1,126	616
Other	3,841	1,257
	$ 7,373	$ 4,487
Property and equipment, net:		
Computer equipment and software	$ 49,157	$ 38,179
Furniture and fixtures	2,865	1,980
Leasehold improvements	18,899	3,320
	70,921	43,479
Less: Accumulated depreciation and amortization	(34,115)	(27,989)
	$ 36,806	$ 15,490
Deferred taxes and other long-term assets:		
Equity investments in private companies	$ 3,000	$ 3,000
Deferred taxes	1,316	1,422
Restricted cash	3,317	—
Other assets	656	358
	$ 8,289	$ 4,780
Accrued liabilities:		
Payroll and related expenses	$ 15,018	$ 9,512
Accrued expenses	6,026	3,472
Product warranty liability	1,097	807
Forward contracts payable	1,149	—
Development project	3,000	—
Other	4,801	2,094
	$ 31,091	$ 15,885
Other long-term liabilities:		
Income tax payable	$ 3,365	$ 1,754
Deferred rent	2,849	457
	$ 6,214	$ 2,211

NOTE 3—BUSINESS COMBINATION:

On February 7, 2011, the Company completed its acquisition of Voltaire Ltd. ("Voltaire"), an Israeli-based public company, pursuant to an Agreement of Merger (the "Merger Agreement") dated November 29, 2010. Under the Merger Agreement, the Company's wholly owned subsidiary merged with and into Voltaire (the "Merger") with Voltaire continuing after the Merger as a surviving corporation and a wholly owned subsidiary of the Company.

Voltaire's results of operations and estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements beginning February 7, 2011. Acquisition costs related to the Merger of $4.4 million were expensed as incurred in general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2011.

Under the terms of the Merger Agreement, the Company paid $207.7 million in cash ($203.7 million net of cash received) and issued to Voltaire employees options to purchase 564,878 shares of the Company's ordinary shares and 84,736 restricted stock units ("RSUs") with an aggregate value of $13.6 million, in exchange for their options to purchase Voltaire ordinary shares and RSUs of Voltaire. The Company recorded $6.3 million as part of the purchase price, which represents the fair value of options and RSUs that were vested at the acquisition date. The remaining unvested options and RSUs will result in compensation expense of $7.3 million. This amount will be recognized over the remaining vesting period of these equity awards, which ranges from one day to four years.

Based on Voltaire equity awards outstanding on February 7, 2011, the purchase price was as follows (in thousands):

Purchase price:	
Cash	$207,665
Fair value of awards attributable to pre-acquisition services	6,303
Total purchase price	$213,968

The fair value of the exchanged options was determined based on the closing price of the Company's ordinary shares on February 7, 2011 of $27.72 using a Black-Scholes valuation model with the following weighted-average assumptions: expected life of 3.98 years, volatility of 66.2%, risk-free interest rate of 1.83%, and dividend yield of zero. The fair value of the exchanged RSUs was determined based on the per share value of the underlying Company ordinary shares of $27.72 per share at February 7, 2011.

The Company accounted for the transaction using the acquisition method, and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed

Annual Report

NOTE 3—BUSINESS COMBINATION: (Continued)

on the basis of their respective estimated fair values on the acquisition date. The Company's allocation of the total purchase price is summarized below (in thousands):

Purchase price allocation:	
Current assets	$ 52,131
Other long-term assets	10,875
Intangible assets	36,052
Goodwill	132,885
Total assets	231,943
Current liabilities	(11,369)
Long-term liabilities	(6,606)
Total liabilities	(17,975)
Total purchase price allocation	$213,968

Intangible assets acquired, and their respective estimated remaining useful lives over which each asset will be amortized are:

	Fair value	Weighted Average Useful life
	(in thousands)	(in years)
Developed technology	$20,378	2 - 3
In process research and development	2,754	—
Customer relationships	10,956	4 - 5
Customer contract	1,529	2
Backlog	435	Less than 1
Total purchased intangible assets	$36,052	

Identifiable intangible assets

Developed technology represents completed technology that has passed technological feasibility and/or is currently offered for sale to customers. The Company used the income approach to value the developed technology. Under the income approach, the expected future cash flows from each technology are estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return are the weighted average cost of capital and the return on assets. The Company applied a discount rate of 14% to value the developed technology assets taking into consideration market rates of return on debt and equity capital and the risk associated with achieving forecasted revenues related to these assets.

Customer relationships represent the fair value of future projected revenues that will be derived from the sale of products to existing customers of the acquired company. The Company used the comparative method ("with/without") of the income approach to determine the fair value of this intangible asset and utilized a discount rate of 14%.

Customer contract relates to an ongoing licensing and professional services arrangement. To determine the fair value of this intangible asset the Company used the income approach, taking into

NOTE 3—BUSINESS COMBINATION: (Continued)

consideration amounts remaining to be billed under the contract, estimated costs to complete the contract, and the profit that a market participant would require to complete the contract.

Backlog represents the fair value of sales order backlog as of the valuation date. The Company used the income approach to determine the fair value of this intangible asset.

In-process research and development

In-process research and development represents projects that have not yet reached technological feasibility. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is no remaining risk relating to the development.

As of the acquisition date, Voltaire was involved in research and development projects related to its Unified Fabric Manager, or "UFM", acceleration software and Ethernet product families. Each of these projects is focused on integrating new technologies, improving product performance and broadening features and functionalities. There is a risk that these development efforts and enhancements will not be competitive with other products using alternative technologies that offer comparable functionality.

The following table summarizes the significant assumptions underlying the valuations of IPR&D at acquisition:

	Average time to complete	Estimated cost to complete	Fair value
	(in months)	(in thousands)	(in thousands)
Development project:			
UFM	12	$1,700	$1,069
Acceleration software	7	1,100	975
Ethernet	2	100	710
Total IPR&D		$2,900	$2,754

The Company used the income approach to determine the fair value of IPR&D and utilized a discount rate of 14.5%. This intangible asset will be capitalized on the balance sheet and evaluated periodically for impairment until the project is completed, at which time it will become subject to amortization over its useful life. During the year ended December 31, 2011, the Ethernet project and the Accelerated software project were completed and became subject to amortization over three years. The remaining UFM project progressed as previously estimated.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. The Company's primary reasons for the Voltaire acquisition were to enhance its position in providing end-to-end connectivity solutions and to expand its software and hardware offerings. The acquisition also enhanced the Company's engineering team and sales force through the addition of Voltaire employees. These significant factors were the basis for the recognition of goodwill. Goodwill will not be amortized but instead will be tested for impairment annually or more

NOTE 3—BUSINESS COMBINATION: (Continued)

frequently if certain indicators are present. Goodwill is not expected to be tax deductible for tax purposes.

Supplemental pro forma data (unaudited)

The unaudited financial information in the table below summarizes the combined results of operations of the Company and Voltaire, on a pro forma basis, as though the companies had been combined as of the beginning of the earliest period presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of the earliest period presented.

The following unaudited pro forma financial information combines the results for the Company and Voltaire for the years ended December 31, 2011 and December 31, 2010 (in thousands, except per share amounts):

	Year Ended	
	December 31, 2011	December 31, 2010
	(in thousands)	
Pro forma revenue	$262,832	$216,467
Pro forma net income	$ 9,274	$ 4,484
Pro forma net income per share basic	$ 0.26	$ 0.13
Pro forma net income per share diluted	$ 0.26	$ 0.13

NOTE 4—FAIR VALUE MEASUREMENTS:

Fair value hierarchy:

The Company measures its cash equivalents and marketable securities at fair value. The Company's cash equivalents are classified within Level 1. Cash equivalents are valued primarily using quoted market prices utilizing market observable inputs. The Company's investments in debt securities and certificates of deposits are classified within Level 2 as the market inputs to value these instruments consist of market yields, reported trades and broker/dealer quotes. In addition, foreign currency contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2011 and December 31, 2010, the Company did not have any assets or liabilities valued based on Level 3 valuations.

NOTE 4—FAIR VALUE MEASUREMENTS: (Continued)

The following table represents the fair value hierarchy of the Company's financial assets and liabilities measured at fair value as of December 31, 2011.

	Level 1	Level 2	Total
		(in thousands)	
Money market funds	$105,246	—	$105,246
Certificates of deposits	—	50,152	50,152
U.S. Government and agency securities	—	251	251
Corporate bonds	—	5,217	5,217
Foreign Government bonds	—	957	957
Total financial assets	$105,246	$56,577	$161,823
Forward contracts	—	1,149	1,149
Total financial liabilities	$ —	$ 1,149	$ 1,149

The following table represents the fair value hierarchy of the Company's financial assets measured at fair value as of December 31, 2010. There were no financial liabilities as of December 31, 2010.

	Level 1	Level 2	Total
		(in thousands)	
Money market funds	$67,147	$ —	$ 67,147
Certificates of deposit	—	40,258	40,258
U.S. Government and agency securities	—	96,891	96,891
Equity securities	—	301	301
Forward contracts	—	860	860
Total financial assets	$67,147	$138,310	$205,457

There were no transfers between Level 1 and Level 2 securities during the twelve months ended December 31, 2011 and during the twelve months ended December 31, 2010.

Annual Report

NOTE 5—INVESTMENTS:

Cash, Cash Equivalents and Short-term investments:

At December 31, 2011 and 2010, the Company held short-term investments classified as available-for-sale securities as follows:

	December 31, 2011		
	Amortized Cost	Net Unrealized Gains (Losses)	Estimated Fair Value
		(in thousands)	
Cash	$ 71,808	$ —	$ 71,808
Money market funds	105,246	—	105,246
Certificates of deposits	50,170	(18)	50,152
U.S. Government and agency securities	250	1	251
Corporate bonds	5,215	2	5,217
Foreign Government bonds	957	0	957
Total investments in marketable securities	$ 233,646	$(15)	$ 233,631
Less amounts classified as cash and cash equivalents	(181,258)	—	(181,258)
	$ 52,388	$(15)	$ 52,373

	December 31, 2010		
	Amortized Cost	Net Unrealized Gains	Estimated Fair Value
		(in thousands)	
Cash	$ 40,847	$—	$ 40,847
Money market funds	71,656	—	71,656
Certificates of deposit	40,258	—	40,258
U.S. Government and agency securities	96,797	94	96,891
Equity securities	301	—	301
Total investments in marketable securities	$ 249,859	$94	$ 249,953
Less amounts classified as cash and cash equivalents	(107,994)	—	(107,994)
	$ 141,865	$94	$ 141,959

Realized gains upon the sale of marketable securities were approximately $15,000 and $775,000 for the years ended December 31, 2011 and December 31, 2010, respectively. At December 31, 2011, gross unrealized losses on our investments were not deemed to be other-than-temporarily impaired.

NOTE 5—INVESTMENTS: (Continued)

The contractual maturities of debt securities at December 31, 2011 and December 31, 2010 were as follows:

	December 31, 2011		December 31, 2010	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in less than one year	$ —	$ —	$79,547	$79,611
Due in one to three years	6,422	6,425	17,250	17,280
	$6,422	$6,425	$96,797	$96,891

Investments in privately-held companies:

As of December 31, 2011, the Company held a $3.0 million investment in a privately-held company. This investment is accounted for under the cost method. The Company monitors the investment and if facts and circumstances indicates that the investment may be impaired then it conducts a impairment test of its investment. To determine if the investment is recoverable, it reviews the privately-held company's revenue and earnings trends relative to pre-defined milestones and overall business prospects, the general market conditions in its industry and other factors related to its ability to remain in business, such as liquidity and receipt of additional funding.

NOTE 6—GOODWILL AND INTANGIBLE ASSETS:

The following table represents changes in the carrying amount of goodwill (in thousands):

December 31, 2010	$ —
Goodwill recorded in connection with Voltaire acquisition	132,885
December 31, 2011	$132,885

The carrying amounts of intangible assets as of December 31, 2011 are as follows:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
		(in thousands)	
Licensed technology	$ 946	$ (874)	$ 72
Developed technology	22,063	(7,174)	14,889
Customer relationships	10,956	(1,571)	9,385
Customer contract	1,529	(1,287)	242
Backlog	435	(435)	—
Total amortizable intangible assets	$35,929	$(11,341)	$24,588
IPR&D	1,069	—	1,069
Total intangible assets	$36,998	$(11,341)	$25,657

NOTE 6—GOODWILL AND INTANGIBLE ASSETS: (Continued)

The carrying amounts of intangible assets as of December 31, 2010 are as follows:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
		(in thousands)	
Licensed technology	$946	$(656)	$290
Total intangible assets	$946	$(656)	$290

Amortization expense of intangible assets totaled approximately $9.4 million, $0.2 million and $0.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The estimated future amortization expense from amortizable intangible assets is as follows (in thousands):

2012	$ 9,578
2013	9,000
2014	3,468
2015	970
2016 and thereafter	1,572
	$24,588

NOTE 7—DERIVATIVES AND HEDGING ACTIVITIES:

The Company uses derivative instruments primarily to manage exposures to foreign currency. The Company enters into forward contracts to manage its exposure to changes in the exchange rate of the New Israeli Shekel ("NIS") against the U.S. dollar. The Company's primary objective in entering these arrangements is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The program is not designated for trading or speculative purposes. The Company's forward contracts expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis.

The Company uses forward contracts designated as cash flow hedges to hedge a substantial portion of forecasted operating expenses in NIS. The gain or loss on the effective portion of a cash flow hedge is initially reported as a component of OCI and subsequently reclassified into operating expenses in the same period in which the hedged operating expenses are recognized, or reclassified into other income, net, if the hedged transaction becomes probable of not occurring. Any gain or loss after a hedge is de-designated because it is no longer probable of occurring or related to an ineffective portion of a hedge, as well as any amount excluded from the Company's hedge effectiveness, is recognized as other income, net immediately. The net gains or losses relating to ineffectiveness were not material in the year ended December 31, 2011. As of December 31, 2011, the Company had forward contracts in place that hedged future operating expenses of approximately 167.1 million NIS, or approximately

NOTE 7—DERIVATIVES AND HEDGING ACTIVITIES: (Continued)

$43.7 million based upon the exchange rate as of December 31, 2011. The forward contracts cover future NIS denominated operating expenses expected to occur over the next twelve months.

As of December 31, 2010, we had forward contracts in place that hedged future operating expenses of approximately 55.8 million NIS, or approximately $15.7 million based upon the exchange rate as of December 31, 2010.

The Company does not use derivative financial instruments for purposes other than cash flow hedges.

Fair Value of Derivative Contracts

The fair value of derivative contracts as of December 31, 2011 and December 31, 2010 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities	
	December 31,		December 31,	
	2011	2010	2011	2010
	(in thousands)			
Foreign exchange contracts designated as cash flow hedges	$—	$860	$1,149	$—
Total derivatives designated as hedging instruments	$—	$860	$1,149	$—

Effect of Designated Derivative Contracts on Accumulated Other Comprehensive Income

The following table represents the balance of derivative contracts designated as cash flow hedges as of December 31, 2011 and 2010, and their impact on OCI for the year ended December 31, 2011 (in thousands):

December 31, 2010	$ 860
Derivative contracts acquired in connection with Voltaire acquisition	120
Amount of loss recognized in OCI (effective portion)	(906)
Amount of gain reclassified from OCI to income (effective portion)	(1,223)
December 31, 2011	$(1,149)

Foreign exchange contracts designated as cash flow hedges relate primarily to operating expenses and the associated gains and losses are expected to be recorded in operating expenses when reclassed out of OCI. The Company expects to realize the accumulated OCI balance related to foreign exchange contracts within the next twelve months.

Annual Report

NOTE 7—DERIVATIVES AND HEDGING ACTIVITIES: (Continued)

Effect of Derivative Contracts on the Condensed Consolidated Statement of Operations

The impact of derivative contracts on total operating expenses in the twelve months ended December 31, 2011, 2010 and 2009 was:

	Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
Gain (loss) on foreign exchange contracts designated as cash flow hedges	$1,223	$563	$(546)

NOTE 8—EMPLOYEE BENEFIT PLANS:

The Company has established a pretax savings plan under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows eligible employees in the United States to voluntarily contribute a portion of their pre-tax salary, subject to a maximum limit specified in the Internal Revenue Code. The Company matches employee contributions of up to 4% of their annual base salaries. The total expenses for these contributions were approximately $422,000, $286,000 and $228,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Under Israeli law, in general, the Company is required to make severance payments to its retired or dismissed Israeli employees. For those hired prior to January 1, 2007, the severance pay liability is calculated based on the monthly salary of each employee multiplied by the number of years of such employee's employment and is presented in the Company's balance sheet in long-term liabilities, as if it was payable at each balance sheet date on an undiscounted basis. This liability is partially funded by the purchase of insurance policies or pension funds in the name of the employees. The surrender value of the insurance policies or pension funds is presented in long-term assets.

The severance pay detail is as follows:

	December 31,	
	2011	2010
	(in thousands)	
Accrued severance liability	$10,433	$7,355
Severance assets	7,767	5,792
Unfunded portion	$ 2,666	$1,563

With respect to its Israeli employees hired after January 1, 2007, the Company's contributions for severance pay will replace its severance obligation. Upon a monthly contribution equal to 8.33% of the employee's monthly salary to an insurance policy or pension fund no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments will be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2011, 2010 and 2009 were $3.9 million, $2.2 million and $0.8 million, respectively.

NOTE 8—EMPLOYEE BENEFIT PLANS: (Continued)

In addition, the Company has established a pension contribution plan with respect to its employees in Israel. Under the plan, the Company contributes up to 6% of employee monthly salary toward the plan. Employees are entitled to amounts accumulated in the plan upon reaching retirement age, subject to any applicable law. Defined pension contribution plan expenses were $2.5 million, $1.3 million and $0.7 million in the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 9—COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases office space and motor vehicles under operating leases with various expiration dates through 2021. Rent expense was approximately $6.6 million, $2.8 million and $2.1 million for the years ended December 31, 2011, 2010 and 2009 respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

The Company has entered into capital lease agreements for electronic design automation software. The total amount of assets under capital lease agreements within "Property and equipment, net" was approximately $0.6 million and $3.3 million for the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011, future minimum lease payments under non-cancelable operating and capital leases totaled approximately $49.2 million. For the years ended December 31, 2011 and 2010, the accumulated amortization for assets under capital lease agreements totaled approximately $0.1 million and $2.7 million, respectively. At December 31, 2011, future minimum payments under non-cancelable operating and capital leases are as follows:

Year Ended December 31,	Capital Leases	Operating Leases
	(in thousands)	
2012	$ 307	$10,229
2013	140	8,234
2014	139	6,542
2015	—	2,147
2016 and beyond	—	21,427
Total minimum lease payments	$ 586	$48,579
Less: Amount representing interest	(8)	
Present value of capital lease obligations	578	
Less: Current portion	(299)	
Long-term portion of capital lease obligations	$ 279	

Purchase commitments

At December 31, 2011, the Company had non-cancelable purchase commitments of $49.5 million, $49.1 million of which is expected to be paid in 2012 and $0.4 million in 2013 and beyond.

NOTE 9—COMMITMENTS AND CONTINGENCIES: (Continued)

At December 31, 2010, the Company had non-cancelable purchase commitments of $17.4 million, $16.8 million of which was expected to be paid in 2011 and $0.6 million in 2012 and beyond.

Royalty obligations

Prior to 2003, the Company received funds totaling $600,000 from the Binational Industrial Research and Development Foundation (the "BIRD Foundation"). As a result, the Company is obligated to pay the BIRD Foundation royalties from sales of products in the research and development of which the BIRD Foundation participated by way of grants. Royalty rates range from 1.45% to 2.95% of "qualifying" product revenue. Since the length of time of repayment has exceeded four years, the grant amount to be repaid has increased to $900,000. However, should the Company decide to discontinue sales of the "qualifying" products, no additional amounts are required to be paid. At December 31, 2011, the Company had repaid and accrued approximately $577,000 to the BIRD Foundation, and the contingent liability in respect of royalties payable is approximately $323,000.

OCS consent is required for the Company to transfer technologies developed with OCS funding to third parties in Israel. Transfer of OCS-funded technologies outside of Israel is permitted with the approval of the OCS and in accordance with the restrictions and payment obligations set forth under Israeli law. Israeli law further specifies that both the transfer of know-how as well as the transfer of intellectual property rights in such know-how are subject to the same restrictions. These restrictions do not apply to exports of products from Israel or the sale of products developed with these technologies. The Company does not anticipate the need to transfer any of its intellectual property rights outside of Israel at this time.

Contingencies

The Company is not currently subject to any material legal proceedings. The Company may, from time to time, become a party to various legal proceedings arising in the ordinary course of business. The Company may also be indirectly affected by administrative or court proceedings or actions in which the Company is not involved but which have general applicability to the semiconductor industry.

NOTE 10—EQUITY OFFERING:

On September 26, 2011, the Company completed an additional public offering of 3,450,000 shares of its ordinary shares at a price to the public of $31.75 per share. Net proceeds to the Company aggregated approximately $104.2 million after payment of offering fees, underwriters' commissions and offering expenses.

NOTE 11—SHARE INCENTIVE PLANS:

The Company has five option plans: the 1999 United States Equity Incentive Plan, 1999 Israeli Share Option Plan, 2003 Israeli Share Option Plan (collectively, the "Prior Plans"),the 2006 Global Share Incentive Plan (the "Global Plan") and the Global Share Incentive Assumption Plan 2010 (the "Assumption Plan").

The Company has authorized for issuance under the Global Plan an aggregate of 3,428,571 ordinary shares, plus the number of ordinary shares available for issuance under the Prior Plans that are not subject to outstanding options, as of the effective date of the Global Plan.

NOTE 11—SHARE INCENTIVE PLANS: (Continued)

The number of ordinary shares reserved for issuance under the Company's Global Plan will increase automatically on the first day of each fiscal year, beginning in 2008, by a number of ordinary shares equal to the lower of: (i) 2% of total number of ordinary shares outstanding on a fully diluted basis on the date of the increase, (ii) 685,714 ordinary shares, or (iii) a smaller number determined by the board of directors. In any event, the maximum aggregate number of ordinary shares that may be issued or transferred under the Global Plan during the term of the Global Plan may in no event exceed 15,474,018 ordinary shares. The Global Plan was automatically increased by 685,714 ordinary shares on January 1, 2012, 2011 and 2010, respectively.

The number of ordinary shares reserved for issuance under the Company's Assumption Plan will increase automatically on the first day of each fiscal year, beginning in 2012, by a number of ordinary shares equal to the lower of: (i) in each case in an amount equal to the lesser of (i) 281,625 ordinary shares or (ii) an amount determined by the Board. The Assumption Plan was automatically increased by 281,625 ordinary shares on January 1, 2012.

The following table summarizes the stock option activity under all equity incentive plans:

	Options Outstanding	
	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2008	6,928,619	$10.20
Options granted	2,778,031	$10.72
Options exercised	(700,624)	$ 3.18
Options canceled	(2,602,347)	$17.05
Outstanding at December 31, 2009	6,403,679	$ 8.38
Options granted	605,340	$21.73
Options exercised	(1,338,223)	$ 5.15
Options canceled	(235,822)	$10.99
Outstanding at December 31, 2010	5,434,974	$10.56
Options granted	1,060,938	$21.80
Options exercised	(1,586,577)	$ 8.83
Options canceled	(202,986)	$16.46
Outstanding at December 31, 2011	4,706,349	$13.42

The weighted average fair value of options granted was approximately $18.51, $12.51 and $7.73 for the years ended December 31, 2011, 2010 and 2009, respectively.

The total pretax intrinsic value of options exercised in 2011 was $35.0 million. This intrinsic value represents the difference between the fair market value of the Company's ordinary shares on the date of exercise and the exercise price of each option. Based on the closing price of the Company's ordinary shares of $32.49 on December 30, 2011, the total pretax intrinsic value of all outstanding options was $90.3 million. The total pretax intrinsic value of exercisable options at December 31, 2011 was $66.8 million.

NOTE 11—SHARE INCENTIVE PLANS: (Continued)

Restricted stock units activity in the years ended December 31, 2010 and December 31, 2011 is set forth below:

	Restricted Stock Units Outstanding	
	Number of Shares	Weighted Average Grant Date Fair Value
Non vested restricted stock units at December 31, 2009	—	$ —
Restricted stock units granted	437,008	19.93
Restricted stock units vested	(11,668)	22.54
Restricted stock units canceled	(10,395)	19.89
Non vested restricted stock units at December 31, 2010	414,945	$19.86
Restricted stock units granted	1,143,142	27.00
Restricted stock units vested	(224,005)	20.02
Restricted stock units canceled	(142,409)	24.97
Non vested restricted stock units at December 31, 2011	1,191,673	$26.05

The weighted average fair value of restricted stock units granted was $27.00 and $19.93 for the years ended December 31, 2011 and 2010, respectively. The total intrinsic value of all outstanding restricted stock units was $38.7 million as of December 31, 2011.

The Company had the following ordinary shares reserved for future issuance under its equity incentive plans as of December 31, 2011:

	Number of Shares
Stock options outstanding	4,706,349
Restricted stock units	1,191,673
Stock authorized for future issuance	1,743,799
ESPP shares available for future issuance	42,474
Total shares reserved for future issuance as of December 31, 2011	7,684,295

NOTE 11—SHARE INCENTIVE PLANS: (Continued)

The following tables provide additional information about all options outstanding and exercisable at December 31, 2011:

	Options Outstanding at December 31, 2011			Options Exercisable at December 31, 2011	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$1.47 - $7.44	345,174	2.76	$ 3.98	331,176	$ 3.84
$8.23 - $8.23	621,074	6.96	$ 8.23	404,490	$ 8.23
$8.45 - $9.19	812,712	5.78	$ 9.01	661,570	$ 9.06
$10.23 - $10.23	1,303,904	7.30	$ 10.23	1,030,523	$ 10.23
$10.50 - $17.74	478,676	7.28	$ 13.57	295,821	$ 13.50
$18.21 - $24.11	473,132	8.07	$ 20.48	206,652	$ 20.03
$24.19 - $30.44	471,082	8.66	$ 27.01	108,354	$ 24.80
$34.00 - $34.00	93,140	9.85	$ 34.00	—	$ —
$35.12 - $35.12	107,280	9.70	$ 35.12	—	$ —
$1,003.13 - $1,003.13	175	1.25	$1,003.13	175	$1,003.13
$1.47 - $1,003.13	4,706,349	6.98	$ 13.42	3,038,761	$ 10.57

The Employee Share Purchase Plan, or ESPP, is designed to allow eligible employees to purchase the Company's ordinary shares, at semi-annual intervals, with their accumulated payroll deductions. A participant may contribute up to 15% of his or her base compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on the purchase date, which is the last trading day of the offering period. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the purchase date. 571,428 shares were initially reserved for issuance pursuant to purchase rights under the ESPP. In addition, the number of ordinary shares reserved under the Company's ESPP will increase automatically on the first day of each fiscal year during the term, beginning in 2009, by a number of ordinary shares equal to the lower of (i) 0.5% of the total number of ordinary shares outstanding on a fully diluted basis on the date of the increase, (ii) 171,428 shares or (iii) a smaller number of shares as determined by the board of directors. In any event, the maximum aggregate number of ordinary shares that may be issued over the term of the ESPP may in no event exceed 2,114,285 shares. In addition, no participant in the ESPP may be issued or transferred more than $25,000 worth of ordinary shares pursuant to purchase rights under the ESPP per calendar year. During the years ended December 31, 2011 and 2010, 243,256 and 199,540 shares, respectively, were issued under this plan at weighted average per share prices of $18.31 and $12.96, respectively. At December 31, 2011, 42,474 shares were available for future issuance under the ESPP. On January 1, 2012 the number of shares available under the Company's ESPP increased automatically by 171,428 shares.

Share-based compensation

The Company accounts for share-based compensation expense based on the estimated fair value of the share option awards as of the grant dates.

NOTE 11—SHARE INCENTIVE PLANS: (Continued)

The following weighted average assumptions are used to value share options granted in connection with the Company's share incentive plans for the years ended December 31, 2011, 2010 and 2009:

	Employee Share Options			Employee Share Purchase Plan		
	Year Ended December 31,			Year Ended December 31,		
	2011	2010	2009	2011	2010	2009
Dividend yield,%	—	—	—	—	—	—
Expected volatility,%	55.9	59.8	62.9	41.8	54.7	56.1
Risk free interest rate,%	1.72	2.18	2.61	0.10	0.10	0.10
Expected life, years	6.25	6.23	6.20	0.53	0.53	0.53

The following table summarizes the distribution of total share-based compensation expense in the Consolidated Statements of Operations:

	Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
Share-based compensation expense by caption:			
Cost of goods sold	$ 980	$ 385	$ 305
Research and development	11,906	8,031	6,562
Sales and marketing	4,894	2,730	2,125
General and administrative	3,632	2,955	1,744
Total share-based compensation expense	$21,412	$14,101	$10,736
Share-based compensation expense by type of award:			
Share options	$12,568	$11,017	$10,233
ESPP	1,686	1,053	503
Restricted Stock	7,158	2,031	—
Total share-based compensation expense	$21,412	$14,101	$10,736

At December 31, 2011, there was $41.0 million of total unrecognized share-based compensation costs related to non-vested share-based compensation arrangements. The costs are expected to be recognized over a weighted average period of approximately 2.8 years.

Share option exchange program

In April 2009, the Company completed an offer to exchange certain employee share options issued under the Global Plan. The option exchange program allowed eligible employees, executive management and contractors of the Company to exchange their outstanding options that had an exercise price greater than $13.65 per share for a lesser number of options calculated in accordance with exchange ratios. Members of the Company's board of directors were not allowed to participate in the program. The ratios were determined using the Black-Scholes option pricing model based on, among other things, the closing price of the Company's ordinary shares as quoted on The NASDAQ

NOTE 11—SHARE INCENTIVE PLANS: (Continued)

Global Select Market on March 16, 2009 and the exercise prices of the options eligible for exchange. The exchange ratios used were as follows:

Exercise Price Range	Shares Subject to Option Surrendered	Shares Subject to Replacement Option Granted
$13.66 to $16.99	1.10	1
$17.00 and above	1.21	1

Pursuant to the program, 255 eligible participants tendered, and the Company accepted for exchange, options to purchase an aggregate of 2,340,334 ordinary shares, representing approximately 96% of eligible options. In exchange, the Company granted 1,983,797 options with an exercise price of $10.23 per share, which was the closing price of the Company's ordinary shares as reported by the NASDAQ Global Select Market on April 22, 2009.

For options originally granted in 2007, the replacement options granted in the option exchange program vest as follows: one-third (⅓) of the options replaced vest and become exercisable on the one-year anniversary of the replacement grant date, with the remaining shares vesting and becoming exercisable in equal monthly increments over the 24 months following the first anniversary of the replacement grant date. For options originally granted in 2008, the replacement options vest as follows: one-fourth (¼) of the shares subject to each replacement option vest and become exercisable on the one-year anniversary of the replacement grant date, with the remaining shares vesting and becoming exercisable in equal monthly increments over the 36 months following the first year anniversary of the replacement grant date.

A modification charge resulting from the share option exchange program was immaterial.

NOTE 12—INCOME TAXES:

The components of income before income taxes are as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
United States	$ 3,479	$ 2,324	$ 976
Foreign	9,873	20,979	18,289
Income before income taxes	$13,352	$23,303	$19,265

NOTE 12—INCOME TAXES: (Continued)

The components of the provision for income taxes are as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
Current:			
U.S. federal	$2,838	$1,660	$1,241
State and local	437	462	214
Foreign	907	262	152
	4,182	2,384	1,607
Deferred:			
U.S. federal	$ (658)	$ (848)	$ (279)
State and local	(149)	46	15
Foreign	—	8,181	5,036
	(807)	7,379	4,772
Provision for taxes on income	$3,375	$9,763	$6,379

At December 31, 2011 and 2010, temporary differences which gave rise to significant deferred tax assets and liabilities are as follows:

	December 31,	
	2011	2010
	(in thousands)	
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 23,078	$ 3,345
Research and development costs	3,866	—
Reserves and accruals	3,940	1,858
Depreciation and amortization	49	181
Gross deferred tax assets	30,933	5,384
Valuation allowance	(28,491)	(3,345)
Net deferred tax assets	$ 2,442	$ 2,039

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.

At December 31, 2011, the Company had foreign net operating loss carryforwards of approximately $79.4 million. The foreign net operating losses have no expiration date.

The Company has not provided for Israeli income and foreign withholding taxes on $4.7 million of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2011. The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The Company cannot determine the impact of local taxes, withholding taxes and foreign tax credits

NOTE 12—INCOME TAXES: (Continued)

associated with future repatriation of such earnings because the time or manner of the repatriation is uncertain and therefore cannot quantify the related tax liability.

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2011	2010	2009
Tax at statutory rate	34.0%	34.0%	34.0%
State, net of federal benefit	2.2	1.1	1.2
Meals and entertainment	0.4	0.1	0.1
Tax at rates other than the statutory rate	(15.6)	5.6	(5.3)
Share-based compensation	3.2	1.6	2.8
Other, net	1.0	(0.5)	0.3
Provision for taxes	25.2%	41.9%	33.1%

The Company calculates the pool of excess tax benefits available to absorb tax deficiencies recognized using the method under which each award grant is tracked on an employee-by-employee basis and grant-by-grant basis to determine if there is a tax benefit situation or tax deficiency situation for such award. The Company then compares the fair value expense to the tax deduction received for each grant and aggregates the benefits and deficiencies to determine whether there is a hypothetical additional paid in capital (APIC) pool (net tax benefit situation). For the years ended December 31, 2011 and 2010, the Company recognized a tax benefit to APIC of $2.4 million and $1.1 million, respectively.

The Company's operations in Israel were granted "Approved Enterprise" status by the Investment Center in the Israeli Ministry of Industry Trade and Labor, which makes the Company eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. Under the terms of the Approved Enterprise program, income that is attributable to the Company's operations in Yokneam, Israel, will be exempt from income tax for a period of ten years commencing when the Company first generates taxable income (after setting off its losses from prior years). Income that is attributable to the Company's operations in Tel Aviv, Israel, will be exempt from income tax for a period of two years commencing when the Company first generates taxable income (after setting off its losses from prior years), and will be subject to a reduced income tax rate (generally 10-25%, depending on the percentage of foreign investment in the Company) for the following five to eight years. The Approved Enterprise tax holiday associated with the Company's Yokneam and Tel Aviv operations began in 2011. The tax holiday for the Company's Yokneam operations will expire in 2020 and the Tax Holiday for the Company's Tel-Aviv operations will expire between the years 2015 and 2018. The tax holiday has resulted in a tax savings of $3.8 million in 2011, increasing diluted earnings per share by approximately $0.10 in the year ended December 31, 2011.

As a multinational corporation, the Company conducts business in many countries and is subject to taxation in many jurisdictions. The taxation of the Company's business is subject to the application of multiple and sometimes conflicting tax laws and regulations as well as multinational tax conventions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and

NOTE 12—INCOME TAXES: (Continued)

uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against the Company that could materially impact its tax liability and/or its effective income tax rate.

As of December 31, 2011 and 2010, the unrecognized tax benefits totaled approximately $4.1 million and $1.8 million, respectively, which would reduce the Company's income tax expense and effective tax rate, if recognized.

The following summarizes the activity related to the Company's unrecognized tax benefits:

	Year Ended December 31,	
	2011	2010
	(in thousands)	
Gross unrecognized tax benefits, beginning of the period	$1,754	$1,442
Increases in tax positions for prior years	985	—
Decreases in tax positions for prior years	(523)	(395)
Increases in tax positions for current year	1,847	707
Decreases in tax positions for current year	—	—
Gross unrecognized tax benefits, end of the period	$4,063	$1,754

It is the Company's policy to classify accrued interest and penalties as part of the accrued unrecognized tax benefits liability and record the expense in the provision for income taxes. For the years ended December 31, 2011, 2010 and 2009, the amount of accrued interest or penalties related to unrecognized tax benefit totaled $231,000, $95,000 and $67,000, respectively. For unrecognized tax benefits that existed at December 31, 2011, the Company does not anticipate any significant changes within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdictions, and various states and foreign jurisdictions. The 2008 through 2011 tax years are open and may be subject to potential examination in one or more jurisdictions.

NOTE 13—GEOGRAPHIC INFORMATION AND REVENUES BY PRODUCT GROUP:

The Company operates in one reportable segment, the development, manufacturing, marketing and sales of semiconductor interconnect products. The Company's chief operating decision maker is the chief executive officer. Since the Company operates in one segment, all financial segment information can be found in the accompanying Consolidated Financial Statements.

Revenues by geographic region are as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
United States	$120,385	$ 67,166	$ 39,717
China	33,681	17,256	14,990
Israel	1,867	10,265	8,158
Europe	39,566	20,003	18,868
Other North America	15,912	2,456	2,126
Other Asia	47,840	37,494	32,185
Total revenue	$259,251	$154,640	$116,044

Revenues are attributed to countries based on the geographic location of the customers. Intercompany sales between geographic areas have been eliminated.

Property and equipment, net by geographic location are as follows:

	Year Ended December 31,	
	2011	2010
	(in thousands)	
Israel	$36,207	$14,354
United States	599	1,136
Total property and equipment, net	$36,806	$15,490

Property and equipment, net is attributed to the geographic location in which it is located.

Revenues by product group are as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
ICs	$ 46,564	$ 57,030	$ 38,972
Boards	98,004	67,085	61,556
Switch systems and gateways	76,398	19,461	9,996
Cables, accessories and other	38,285	11,064	5,520
Total revenue	$259,251	$154,640	$116,044

NOTE 14—OTHER INCOME, NET:

Other income, net, is summarized in the following table:

	Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
Interest income	$ 630	$1,128	$1,289
Foreign exchange gains (losses)	374	(316)	(36)
Loss on equity investment in privately-held companies	—	(750)	(500)
Other	(245)	(197)	(235)
Total other income (loss), net	$ 759	$ (135)	$ 518

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
MELLANOX TECHNOLOGIES, LTD.

Description:	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions(1)	Balance at End of Year
		(in thousands)		
Year ended December 31, 2011:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 402	$ 155	$ —	$ 557
Allowance for sales returns and adjustments	75	262	—	337
Income tax valuation allowance	3,245	25,267	(21)	28,491
Total	$3,722	$25,684	$ (21)	$29,385
Year ended December 31, 2010:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 290	$ 112	$ —	$ 402
Allowance for sales returns and adjustments	15	60	—	75
Income tax valuation allowance	3,186	188	(129)	3,245
Total	$3,491	$ 360	$(129)	$ 3,722
Year ended December 31, 2009:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 277	$ 59	$ (46)	$ 290
Allowance for sales returns and adjustments	15	—	—	15
Income tax valuation allowance	3,236	125	(175)	3,186
Total	$3,528	$ 184	$(221)	$ 3,491

(1) Deductions for Allowance for doubtful accounts are for accounts receivable written-off.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Mellanox Technologies, Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 27, 2012.

MELLANOX TECHNOLOGIES, LTD.

By: /s/ EYAL WALDMAN
Eyal Waldman
President and Chief Executive Officer

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eyal Waldman and Michael Gray, and each of them, his or her attorneys-in-fact and agents, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his or her or their substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Signature	Title	Date
/s/ EYAL WALDMAN Eyal Waldman	Chief Executive Officer and Director (principal executive officer)	February 27, 2012
/s/ MICHAEL GRAY Michael Gray	Chief Financial Officer (principal financial and accounting officer) and Authorized Representative in the United States	February 27, 2012
/s/ DOV BAHARAV Dov Baharav	Director	February 27, 2012
/s/ GLENDA DORCHAK Glenda Dorchak	Director	February 27, 2012
/s/ IRWIN FEDERMAN Irwin Federman	Director	February 27, 2012

Signature	Title	Date
/s/ AMAL JOHNSON Amal Johnson	Director	February 27, 2012
/s/ THOMAS J. RIORDAN Thomas J. Riordan	Director	February 27, 2012
/s/ THOMAS WEATHERFORD Thomas Weatherford	Director	February 27, 2012

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
1.1(1)	Underwriting Agreement, dated as of September 20, 2011, by and between Mellanox Technologies, Ltd. and J.P. Morgan Securities LLC, as representative of the several underwriters named therein.
2.1(2)	Agreement of Merger, dated as of November 29, 2010, among Mellanox Technologies, Ltd., Mondial Acquisition Corporation Ltd. and Voltaire Ltd.
3.1(3)	Amended and Restated Articles of Association of Mellanox Technologies, Ltd. (as amended on May 16, 2011).
10.1(4)*	Mellanox Technologies, Ltd. 1999 United States Equity Incentive Plan and forms of agreements relating thereto.
10.2(5)*	Mellanox Technologies, Ltd. 1999 Israeli Share Option Plan and forms of agreements relating thereto.
10.3(6)*	Mellanox Technologies, Ltd. 2003 Israeli Share Option Plan and forms of agreements relating thereto.
10.4(7)	Amended Form of Indemnification Undertaking made by and between Mellanox Technologies, Ltd. and each of its directors and executive officers as amended on May 16, 2011.
10.5(8)	Lease Contract, dated May 9, 2001, by and between the Company, as tenant, and Sha'ar Yokneam, Registered Limited Partnership, as landlord, as amended August 23, 2001 (as translated from Hebrew).
10.6(9)*	Mellanox Technologies, Ltd. Global Share Incentive Plan (2006) and forms of agreements and appendices relating thereto.
10.7(10)*	Mellanox Technologies, Ltd. Non-Employee Director Option Grant Policy.
10.8(11)*	Form of Mellanox Technologies, Ltd. Executive Severance Benefits Agreement for U.S. Executives.
10.9(12)*	Form of Mellanox Technologies, Ltd. Executive Severance Benefits Agreement for Israel Executives.
10.10(13)*	Mellanox Technologies, Ltd. Employee Share Purchase Plan.
10.11(14)	Lease Contract, dated May 9, 2001, by and between the Company, as tenant, and Sha'ar Yokneam, Registered Limited Partnership, as landlord, as amended May 15, 2007 (as translated from Hebrew).
10.14(15)	Lease Contract, dated May 9, 2001, by and between the Company, as tenant, and Sha'ar Yokneam, Registered Limited Partnership, as landlord, as amended September 4, 2007 (as translated from Hebrew).
10.15(16)	Office Space Lease dated September 30, 2008 by and between Oakmead Parkway Properties Partnership, a California general partnership, as landlord, and Mellanox Technologies, Inc., as tenant.
10.16(17)*	Mellanox Technologies, Ltd., Global Share Incentive Assumption Plan (2010).

Exhibit No.	Description of Exhibit
10.17(18)	Lease Contract, dated March 1, 2011, by and between the Company, as tenant, and Sha'ar Yokneam, Registered Limited Partnership, as landlord (as translated from Hebrew).
21.1	List of Company Subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
24.1	Power of Attorney (included on signature page to this annual report on Form 10-K).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS(19)	XBRL Instance Document
101.SCH(19)	XBRL Taxonomy Extension Schema Document
101.CAL(19)	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB(19)	XBRL Taxonomy Extension Label Linkbase Document
101.PRE(19)	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF(19)	XBRL Taxonomy Extension Definition Linkbase Document

(1) Incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K (SEC File No. 001-33299) filed on September 21, 2011.

(2) Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (SEC File No. 001-33299) filed on November 29, 2010.

(3) Incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement on Schedule 14A (File No. 001-33299) filed on April 11, 2011.

(4) Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(5) Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(6) Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(7) Incorporated by reference to Exhibit B to the Company's Definitive proxy statement on Schedule 14A (File No. 001-33299) filed on April 11, 2011.

(8) Incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(9) Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(10) Incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(11) Incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(12) Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(13) Incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (SEC File No. 333-137659) filed on December 7, 2006.

(14) Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K (SEC File No. 001-33299) filed on March 24, 2008.

(15) Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K (SEC File No. 001-33299) filed on March 24, 2008.

(16) Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (SEC File No. 001-33299) filed on November 7, 2008.

(17) Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (SEC File No. 001-33299) filed on February 7, 2011.

(18) Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K (SEC File No. 001-33299) filed on March 7, 2011.

(19) Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

* Indicates management contract or compensatory plan, contract or arrangement.

Mellanox
TECHNOLOGIES

Beit Mellanox, Yokneam, Israel 20692
Tel: +972-4-909-7200 • Fax: +972-4-959-3245

350 Oakmead Parkway, Suite 100, Sunnyvale, CA 94085
Tel: 408-970-3400 • Fax: 408-970-3403
www.mellanox.com